INVEST TRANSFORM GROW











2024 Annual Report

Global branded food company



Hormel Foods Corporation (HRL), based in Austin, Minnesota, is a global branded food company with approximately $12 billion in annual revenue across more than 80 countries worldwide. Its brands include *Planters®*, *Jennie-O®*, *SPAM®*, *Applegate®*, *Skippy®*, *Wholly®*, *Hormel® Black Label®* and more than 30 other beloved brands. The company also has a renowned direct foodservice-selling organization that delivers value to operators and foodservice partners. The company is a member of the S&P 500 Index and the S&P 500 Dividend Aristocrats.

~$12B
Net sales

1.6x
Net debt/EBITDA*

Dividend Aristocrat
59
consecutive years of dividend increases

Strong
corporate citizenship

Leader in
40+
retail categories**

80+
countries where our brands are sold

Committed to our long-term key results

Net sales
2-3%
Organic net sales growth*

Operating income
5-7%
Operating income growth

*Non-GAAP measure. Refer to reconciliation of non-GAAP measures in Management's Discussion and Analysis in the fiscal 2024 annual report on Form 10-K.
**Circana 52 weeks ending 11/3/2026 - MULO; SPINS 52 weeks ending 10/26/2024.



Jim Snee
Chairman of the Board, President
and Chief Executive Officer

Dear fellow shareholders:

As anticipated, fiscal 2024 presented a dynamic operating environment and was a year of investment to continue our evolution as a global branded food company. As I reflect on 2024, I am encouraged by significant progress we have made against our strategic priorities. We demonstrated our ability to drive the execution of our long-term strategy, the strength of our portfolio and the resilience of our team. There are many milestones to be proud of, including our safest year in company history, a record $1.3 billion in operating cash flow and a record amount of cash returned to our shareholders in the form of dividends. The momentum we built throughout the year positions us well as we move into 2025.

Building momentum

We exited fiscal 2024 with momentum in key businesses, validating that we have the right long-term strategy to accelerate growth in 2025 and beyond.

- In Retail, we have iconic and relevant brands with leading positions in more than 40 categories. The investments we are making in our flagship and rising brands are delivering results. Collectively, these brands delivered dollar and volume consumption growth above one year ago, driven by exceptional performance from Hormel® Black Label® bacon, Jennie-O® raw ground, Applegate® products and Corn Nuts® snacks. This is especially impressive given the intricate consumer landscape. The Retail team remained focused on delivering value, convenience and high-quality products to our consumers and customers, while bringing excitement and versatility through innovation and relevant brand messaging.

- The Foodservice segment once again delivered above-industry growth, showcasing the strength of its portfolio. Our differentiated go-to-market strategy enables us to provide value to operators across various segments and channels even as they navigate a dynamic industry landscape. Members of our dedicated selling organization are deeply connected to their operators' needs, ensuring they are addressing real-time challenges in the industry. In 2024, the team

Invest
in **people**, **processes**,
data & technology,
and **brands**



Transform
and **modernize** **processes**,
portfolios and how we
create value as a company



Grow
net sales, **earnings**
and the **impact** we
have on the world

Strategic Priorities The Company is making great progress against its six strategic priorities.

Drive focus and growth in our Retail business	Expand leadership in Foodservice	Aggressively develop our global presence	Execute our enterprise entertaining & snacking vision	Future-fit our One Supply Chain	Continue to transform & modernize our Company

delivered innovative solutions to effectively tackle issues related to labor and time constraints. Products such as *Flash 180*™ chicken, *Hormel*® Ribbon Pepperoni and *Café H*® products are proof of what is possible when you are backed by an impressive team of culinary experts who deliver innovative, high-quality, great-tasting solutions focused on addressing the needs of the industry.

· As expected, the International segment experienced a solid recovery in fiscal 2024. Our China business saw a significant rebound, as the team continued to emphasize distribution growth and innovation. The strategic investments into the Philippines and Indonesia are paying off, and we saw a rebalance of increased branded exports, while commodity exports decreased. There is significant growth potential in the International segment, and I am excited about the team's return to the expected growth trajectory.

Transformation

We are a stronger company today because of the actions we've taken, like our One Supply Chain and GoFwd initiatives, to better align our structure with our strategy. In fiscal 2024, we accelerated our transformation by making important investments into our people, data and technology, and our brands. We are making excellent progress to return the Company to its historical earnings trajectory, provide fuel for incremental investments, and increase cash flow to support further shareholder returns and debt reduction. We captured significant benefits in 2024, resulting in operating income benefit and a record year in operating cash flow. We expect these benefits to accelerate in 2025.

Capital management

We remain focused on successfully managing a complex market and maintaining sustainable, steady and predictable growth, and driving shareholder value.

In fiscal 2024, we returned a record $615 million to our shareholders in the form of dividends. As a testament to our confidence in the success of our business in 2025 and beyond, we recently announced a 3% increase in the annual dividend to $1.16 per share, marking the 59th consecutive year of annual dividend growth, a record of which we are incredibly proud.

We also invested $256 million in capital expenditure, led by capacity expansions to support growth for *Hormel*® *Fire Braised*™ products, *Applegate*® natural and organic products, and items made at our Jiaxing, China, facility.

Senior Leadership and Board of Director changes

Fiscal 2024 was another year marked with retirements, leadership appointments and advancements. We continue to have an experienced, diverse and skilled team of leaders that can drive growth for our business and navigate change, and will cultivate the next generation of company leaders.

· In January, Pat Schwab, vice president of Retail sales – East, announced his retirement after 37 years with Hormel Foods, and Darren Carter was appointed his successor.

· After almost 40 years with Hormel Foods, Mark Coffey, group vice president of supply chain, announced his retirement in February, and the company announced that Steve Lykken, group vice president of Jennie-O Turkey Store, advanced to group vice president of supply chain. In conjunction with this change, Matt Schrupp was promoted to vice president of supply chain operations — Jennie-O Turkey Store.

· In March, Katie Clark joined Hormel Foods as senior vice president and chief communications officer.

· In April, after a 40-year career with the company, Jeff Grev, vice president of legislative affairs, announced his retirement, and Chad Randick was named his successor.

- In May, Colleen Batcheler joined Hormel Foods and was appointed to the role of senior vice president, external affairs, and general counsel.

- In August, with 28 years of distinguished leadership at Hormel Foods, Deanna Brady, executive vice president, Retail, announced her retirement, effective at the close of the fiscal year. Her successor, John Ghingo, rejoined the company as executive vice president, Retail.

During the year, Ray Young and Jose Luis Prado concluded their service on our board of directors. We are grateful for their valuable contributions. With that, we had the opportunity to announce the addition of our newest board member, Deb Schoneman, president of Piper Sandler Companies, who joined the Audit and Governance Committees of our board. Given Deb's impressive background and extensive expertise in finance and corporate development, she is a great addition to our board of directors.

Invest. Transform. Grow.

As we head into 2025, we are building a more efficient, scalable, and adaptable organization that is well positioned to meet the demands of an evolving marketplace. The momentum in our underlying business, coupled with the strength of our most transformative initiative yet, gives me great confidence in our team, brands and company. We have a portfolio of leading and differentiated brands that are fueled by innovation. We are organized for long-term growth with an ability to deliver stable financial performance. And we do all this with a focus on being a strong corporate citizen.

I remain confident that we have the right brands, strategy, people and culture to deliver on this commitment to restore our business to its earning potential and drive long-term shareholder returns and growth.

To our team members: Thank you for all your hard work and unwavering commitment.

To our shareholders: Thank you for your continued trust and support.



James P. Snee
Chairman of the Board, President
and Chief Executive Officer



"Responsible business practices have — and will always be — fundamental to our company," said Jim Snee, chairman of the board, president and chief executive officer of Hormel Foods. "We recognize our role in shaping a better future for generations to come and that our reach and scale enable us to make a significant impact and be a positive influence. Our Global Impact Report reflects where we are today and is a road map for where we aspire to be in the future." The full 2023 Global Impact Report can be found at *hormelfoods.com/global-impact.*

Highlights of the 2023 Global Impact Report



Eco-friendly packaging
Reduced product packaging by nearly 1.7 million pounds



Education
Supported 200+ dependents of U.S team members through our Inspired Pathways program



Food security
Continued to invest in the Hometown Food Security Project



Communities
Contributed more than $12.5 million in cash and products to uplift communities



Safety, health & wellness
Achieved the lowest recordable incident rate in our company's history

Retail

Leveraging our leading consumer brands and scale in the marketplace

The Retail segment is an over $7 billion powerhouse of leading brands, talented people and strong capabilities. Home to many long-established, trusted brands and products — such as *SPAM®* products, *Hormel® Black Label®* bacon, *Hormel®* pepperoni and *Jennie-O®* turkey — our large, balanced and scalable Retail portfolio remains relevant and positioned for growth. We are driving focus and growth in our Retail business by investing in our brands, leading with innovation, and constantly evolving our portfolio to meet the changing needs of our consumers and our customers.


APPLEGATE NATURALS
SPICY CHICKEN BREAST TENDERS
PLANTERS
NUT DUOS
PEPPERCORN PISTACHIOS
PARMESAN CASHEWS
NET WT 5 OZ (142g)
Jennie-O

LEADERS IN

40+

RETAIL CATEGORIES[1]

Source: (1) Circana 52 weeks ending 11/3/2026 - MULO; SPINS 52 weeks ending 10/26/2024.

New products spark flavorful adventure

Innovation centered around the consumer breathes excitement into every store category. Our team introduced several new products to cater to evolving consumer needs. Shoppers were thrilled to discover these new flavors turning routine shopping trips into exciting culinary adventures.



SPAM
KOREAN BBQ
Justin's
organic
Black Label
LIMITED EDITION
Hormel
PEPPERONI PARTY
Confetti
NEW
PLANTERS
Cashews
PLANTERS
DUOS
garuda
SKIPPY
CORN NUTS
LOADED TACO
HERDEZ
Al Pastor



APPLEGATE NATURALS
SAVORY TURKEY
BREAKFAST SAUSA
NO ANTIBIOTICS EVER
APPLEGATE NATURALS
GLUTEN-FREE
CHICKEN NUGGETS
BREADED NUGGET-SHAPED CHICKEN PATTIES
NO ANTIBIOTICS EVER
APPLEGATE HUMANELY RAISED

Leading the way

Our *Applegate*® portfolio achieved remarkable success. We witnessed impressive growth across all core categories and major retailers. Our new value-sized offerings are boosting sales, and enhancing consumer experiences and usage occasions. *Applegate*® products continue to lead in the organic and natural food industry, staying ahead of rising trends.

Bringing home the bacon

Hormel® *Black Label*® bacon had an impressive year, solidifying its leadership in bacon innovation. We redefined category standards with on-trend flavors, convenient forms and unique experiences. The team launched three limited-time-only flavors: garlic rosemary, ranch and *Cinnamon Toast Crunch*™, captivating consumers with unique and seasonal tastes that generated excitement and boosted sales. To address pain points in cooking and handling, the team launched *Hormel*® *Black Label*® *Oven Ready*™ Thick Cut Bacon, a mess-free way to cook bacon. This innovative mindset has propelled the brand to lead category sales growth and attract nearly 2 million buyers above last year.[2]



NEW!
Black Label
ORIGINAL
OVEN READY
THICK CUT BACON
WITH OVEN SAFE TRAY
NO TOUCH! NO CLEANUP!



Black Label
LIMITED EDITION
Cinnamon Toast Crunch
CINNADUST

Source: (2) Circana, Receipt Panel, Total Omnichannel; 52 weeks ended 10/06/24

Foodservice

Delivering high-quality, innovative culinary solutions with an operator-first mentality

Our Foodservice segment is a highly differentiated business focused on delivering innovative solutions to solve for operator challenges. We have grown our leadership position within foodservice through our direct sales force, industry expertise, balanced go-to-market strategy, innovative solutions, and high-quality and versatile products. Our portfolio is designed to help operators simplify their operations, save time and maximize available labor, all while providing them the flexibility they need to create their own unique menu offerings.

Direct-selling

FOODSERVICE ORGANIZATION



SellingPower
60
BEST
COMPANIES
TO SELL FOR
2024

Winning team

Our direct-selling organization is a critical asset that provides the organization with a unique advantage among our industry peers. Our team consistently connects with operators to strategically address their challenges surrounding food safety, labor and time constraints, while building meaningful, long-lasting relationships. It's no surprise that we received the Distributor's Choice Award for strategic partnership in 2024 and were once again named to Selling Power's 60 Best Companies to Sell For list.

Elevating the menu

Our premium, solution-based portfolio gives us a distinct advantage, assuring operators that we can deliver the high-quality food their customers expect while saving them time and labor. From foundational favorites like *Hormel® Bacon 1™* bacon and *Austin Blues®* meats, to our latest offerings like *Café H®* pork al pastor and *Hormel® Flash 180™* chicken, the Hormel Foods Foodservice team is creating inspired experiences.

















BACON1
PERFECTLY COOKED BACON
Café H
FLASH 180
SOUS VIDE PROTEINS
Austin Blues
SMOKED MEATS
FIRE BRAISED
MEATS

Pizza party

Over the years, our strong relationships with operators have sparked some truly tasty innovations. By listening to their challenges, we've crafted high-quality, delicious solutions. This year, we introduced *Hormel®* Ribbon Pepperoni. Imagine the time it takes to place individual pepperonis on a large pizza. Now, picture effortlessly sprinkling pepperoni like shredded cheese. Guests get a pepperoni-packed bite every time, and operators save precious time. It's a win-win!

Convenience is king

The convenience team is bringing our entertaining and snacking vision to life, fueling impressive growth for our snacking brands in the convenience channel and strengthening our Foodservice model with this strategic channel approach. Despite the production disruption in the *Planters®* business, our team skillfully navigated challenges to mitigate risk while successfully expanding distribution of brands like *Columbus®* and *Hormel Gatherings®* party trays.



COLUMBUS
CHARCUTERIE
SNACK TRAY
CALABRESE SALAME
PLANTERS
PEANUT BUTTER
CHOCOLATE
TRAIL MIX
Hormel
Gatherings
SNACK TRAY
PEPPERONI

International



Aggressively developing our global presence by bringing meaningful scale to select global markets

Our ambitions to accelerate growth internationally remain strong. We are continuing to develop our global presence by leveraging our global brands, including *SPAM*®, *Skippy*® and *Hormel*®; replicating our balanced business model in China and Brazil; continuing to grow our presence in South Korea, Europe and the Philippines; and expanding our business into Indonesia and Southeast Asia with our partnership with "Garudafood"[1].

Exports	Partnerships	Multinational business
Hormel Foods	Purefoods Hormel	Hormel 荷美尔
Skippy	Garudafood	Ceratti
SPAM	Danish Crown	
	CJ	



Hormel
金沙
蛋黄
迷你香肠
0

Innovation ignites rebound on China business

Our investment in the innovation center in China has led to successful innovation launches with our largest retail customers. This strategic move is fueling our business recovery in China.

Snacking on a global scale

The investment we made into "Garudafood" is already paying off. This strategic investment allowed us to accelerate our entertaining and snacking vision globally and has brought advanced competencies in snacking options to our portfolio. In the last year, we have not only launched *Skippy*® branded snacks in Indonesia, but also leveraged the extensive Garudafood portfolio into international markets, such as Mexico and China, to further leverage this brand strength.







garuda
SKIPPY
Peanut Butter Wafer Cones
Smooth Chocolate
Creamy Peanut Butter
Crunchy Wafer

ツナマヨネーズ
SPAMむすび
OPEN
SPAM
OPEN

Born in America, raised around the world

Drawing inspiration from our favorite snack in Hawaii, the team expanded our partnership with FamilyMart in Japan by introducing three new *SPAM*® musubi flavors, a *SPAM*® sandwich and a *SPAM*® flavored potato chip during its first Hawaiian Gourmet Food Fair. The extensive rollout across more than 16,000 FamilyMart stores has led to the equivalent of 30 million musubis[2] sold annually.

Source: (1) PT Garudafood Putra Putri Jaya Tbk ("Garudafood"); (2) Calculated based on the number of cans sold multiplied by the estimated number of musubis that may be created with each can.

Transform & Modernize >

Investing in transformation to accelerate growth as a global branded food company

Fiscal 2024 was a year of investment, as we accelerated our transformation as a global branded food company. The Transform & Modernize initiative is our most transformative effort to date. This year, we made great progress on our goals, positioning us well for future growth. Our strategic investments in people, processes and technology have driven success, contributing to record operating cash flows.



Growing our people and brands

We are simplifying and improving how we service our customers and consumers by building new and modern capabilities for the business and for team members. We have begun implementing best-in-class processes, modernizing our technology solutions, and ensuring the relevancy, profitability and staying power of our leading brands.

Future fit supply chain

We began the necessary investments to ensure we are future-fitting our One Supply Chain. This strategy involves reducing costs and minimizing complexity while investing in long-term growth. We continue to invest in capital expenditures to maintain our plants while making responsible investments for future growth.





Unlocking data-driven insights through technology

We have started implementing a new end-to-end planning process and integrated advanced planning technology. Leveraging our enhanced data and analytics capabilities, we continue to identify opportunities to optimize our portfolio. To support these initiatives and the broader enterprise goals, we established a data and analytics office dedicated to providing reliable and consistent access to technology, data and analytics.

Selected financial data

(in thousands, except per-share amounts)	2024	2023	Change	% Change
Net Sales	$11,920,797	$12,110,010	$ (189,213)	(1.6)
Net Earnings Attributable to Hormel Foods Corporation	805,038	793,572	11,466	1.4
Percent of Sales	6.8%	6.6%		
Earnings Per Share				
Basic	$ 1.47	$ 1.45	$ 0.02	1.4
Diluted	1.47	1.45	0.02	1.4
Dividends Paid on Common Stock	614,960	592,932	22,028	3.7
Per Share of Common Stock	1.13	1.10	0.03	2.7
Weighted-average Common Shares Outstanding				
Basic	548,129	546,421	1,708	0.3
Diluted	548,832	548,982	(150)	(0.0)
Capital Expenditures	$ 256,441	$ 270,211	$ (13,770)	(5.1)
Depreciation and Amortization	257,756	253,311	4,445	1.8
Working Capital	1,847,177	985,473	861,704	87.4
Hormel Foods Corporation Shareholders' Investment	7,993,420	7,734,885	258,535	3.3



Net sales
Dollars in billions
2.5% CAGR



Diluted earnings per share**
Dollars per share
2.8% CAGR



Operating income*
Dollars in billions
1.5% CAGR



Annual dividends**
Dollars per share
10.9% CAGR

*Fiscal year 2018 and prior years have been adjusted due to the adoption of ASU 2017-07, Compensation – Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (Topic 715).

**Per-share figures have been restated to reflect the two-for-one stock split distributed on Feb. 9, 2016. Fiscal years 2016 and 2021 included 53 weeks.











































Form 10-K For the fiscal year ended October 27, 2024

SPAM
KOREAN BBQ
FLAVORED
12 OZ

COLUMBUS
CRAFT MEATS
CALABRESE SALAME
GENOA SALAME
CHARCUTERIE SAMPLER
NO MSG • 0g TRANS FAT PER SERVING • GLUTEN FREE
ITALIAN DRY SALAME
SOPRESSATA SALAME
NET WT 12 OZ (340g)

NATURAL HARDWOOD SMOKE
Hormel
EST 1891
Black Label
ORIGINAL BACON

FAMILY SIZE
WHOLLY
GUACAMOLE
EXTRA CHUNKY
RESTAURANT STYLE
NO PRESERVATIVES ADDED!
NET WT 15 OZ (425g)

APPLEGATE
NATURALS
HICKORY SMOKED
UNCURED
SUNDAY BACON
NO ANTIBIOTICS EVER

MADE WITH REAL SKIPPY PEANUT BUTTER
5G PROTEIN
SKIPPY
P.B.
BITES
DOUBLE
PEANUT BUTTER
6 OZ

CORN NUTS
MEXICAN STYLE
STREET
CORN
FLAVOR

Jennie-O
GROUND
TURKEY
93% LEAN | 7% FAT
ALL-NATURAL
NET WT 16 OZ (1 LB)

New!
CON TODA CONFIANZA ES
HERDEZ
Al Pastor
SEASONED SHREDDED PORK WITH SAUCE
9g OF PROTEIN
KEEP REFRIGERATED

Mild
CON TODA CONFIANZA ES
New!
HERDEZ
Chunky Salsa
Mild
NET WT 15 OZ (425g)

COLUMBUS
HOT HONEY
MEZCAL
FLAVORED
CASHEWS
4 OZ
CRAFT NUTS

Fuel the FUN!
SKIPPY
CREAMY
PEANUT BUTTER

Hormel
SWEET GARLIC GINGER

NEW!
Black Label
ORIGINAL
OVEN READY
THICK CUT BACON
WITH OVEN SAFE TRAY

PLANTERS
NUT DUOS
ESPRESSO HAZELNUTS
&
COCOA CASHEWS
5 OZ (142g)

SPAM
GOCHUJANG
FLAVORED
KOREAN

ツナマヨネーズ
SPAMむすび
SPAM
OPEN

SINCE 1891
Hormel
PEPPERONI
PARTY
NEW!
Confetti

Hormel
Gatherings

Hormel
精选培根

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 27, 2024
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________________ to ________________________

Commission File Number: 1-2402



HORMEL FOODS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**41-0319970**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Hormel Place, Austin Minnesota	**55912-3680**
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (507) 437-5611

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock $0.01465 par value	**HRL**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting common stock held by non-affiliates of the registrant as of April 28, 2024, was $10,250,143,536 based on the closing price of $35.32 on the last business day of the registrant's most recently completed second fiscal quarter.

As of December 1, 2024, the number of shares outstanding of each of the registrant's classes of common stock was as follows:
   Common Stock, $0.01465 Par Value – 549,012,922 shares
   Common Stock Nonvoting, $0.01 Par Value – 0 shares

<u>DOCUMENTS INCORPORATED BY REFERENCE</u>

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held January 28, 2025, are incorporated by reference into Part III, Items 10-14. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

HORMEL FOODS CORPORATION
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General Development of Business

Hormel Foods Corporation, a Delaware corporation (collectively, the "Company", "we," "us," and "our"), was founded by George A. Hormel in 1891 in Austin, Minnesota, as Geo. A. Hormel & Company. The Company started as a processor of meat and food products and continues in this line of business with emphasis on the manufacturing and distribution of branded, value-added consumer items. The Company builds on its founder's legacy of innovation, quality, and integrity with focus on its purpose statement — *Inspired People. Inspired Food.*™ The Company has continually expanded its product portfolio through organic growth and acquisitions. Today, the Company is a global branded food company bringing some of the most trusted and iconic brands to tables across the globe with approximately $12 billion in annual revenue generated from more than 80 countries.

Description of Business

Segments
The Company currently operates with the following three operating and reportable segments: Retail, Foodservice, and International.

Retail
The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market in the United States. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

Foodservice
The Foodservice segment consists primarily of the processing, marketing, and sale of food products for foodservice, convenience store, and commercial customers located in the United States.

International
The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, international equity method investments, and international royalty arrangements.

Net sales to unaffiliated customers, segment profit, and certain other financial information by segment are reported in Note P - Segment Reporting of the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products and Distribution
The Company develops, processes, and distributes a wide array of food products in a variety of markets and manufactures its products through various processing facilities and trusted co-manufacturers. The Company's products primarily consist of meat, nuts, and other food products sold across multiple distribution channels, such as United States (U.S.) retail, U.S. foodservice, and internationally.

The Company sells its products in all 50 U.S. states. The Company's products are sold through its sales personnel, who operate in assigned territories or in dedicated teams serving major customers and who are coordinated from sales offices predominately located in major U.S. cities. The sales team is also responsible for the product portfolio of MegaMex Foods, LLC (MegaMex Foods), a U.S. based Mexican food company, of which the Company owns a minority interest. Additionally, the Company utilizes independent brokers and distributors. Products are primarily distributed by common carrier.

The Company has a global presence within several major international markets, including Australia, Brazil, Canada, China, England, Indonesia, Japan, Mexico, the Philippines, Singapore, and South Korea. Distribution of export sales to customers is by third party carriers, while the China and Brazil operations also rely on company-owned and operated delivery systems. The Company has licensed companies to manufacture various products internationally on a royalty basis. The Company also has minority positions in food companies in the Philippines (The Purefoods-Hormel Company, Inc., 40 percent holding) and Indonesia (PT Garudafood Putra Putri Jaya Tbk (Garudafood), approximately 30 percent holding).

Raw Materials
The Company concentrates on the marketing and sale of branded, value-added food products. The principal raw materials used by the Company include pork, turkey, beef, chicken, and nuts. The Company takes what it believes is a balanced approach to sourcing its raw materials. To meet its needs for pork raw materials, the Company purchases hogs for the Austin, Minnesota processing facility, enters into long-term supply agreements for pork, and supplements this with spot market purchases of pork.

The majority of the turkeys needed to meet raw material requirements are raised by the Company. Production costs from raising turkeys are subject to fluctuations in grain prices and fuel costs. To manage input cost risks, the Company uses futures, swaps, and options contracts to hedge a portion of its anticipated purchases.

The Company also purchases raw materials from various suppliers. As the Company has shifted its focus toward a more value-added portfolio, it has become increasingly dependent on these suppliers to meet its raw material needs. Certain raw materials, such as cashews, are sourced internationally, which may cause additional risks to pricing and availability. The Company utilizes supply contracts and forward buying strategies in its effort to ensure an adequate supply and mitigate price fluctuations.

Human Capital
The Company's employees are the driving force behind innovation, improvement, and success. As of October 27, 2024, the Company had approximately 20,000 active employees, with over 90 percent located within the U.S. Approximately 20 percent of employees are covered by collective bargaining agreements. Contracts at two of the Company's facilities, covering approximately 300 employees, expire in the next fiscal year. The Company believes it has good relations with its workforce.

Talent Acquisition, Development, and Retention
Hormel's team members are the cornerstone of the Company and of the fulfillment of its purpose — *Inspired People. Inspired Food.™* The Company places great importance on the growth, development, and engagement of its team members. The Company offers competitive compensation packages to its employees and provides a multitude of benefits, including medical, life and disability insurance, contributory and non-contributory retirement savings plans, free post-secondary tuition and tuition reimbursement programs, and two years of tuition-free community and technical college for U.S. employees' dependent children. In fiscal 2024, the Company provided financial support for a new, third-party operated childcare center in Austin, Minnesota, providing a needed service for team members and the Austin community.

The Company believes investing in the education, training, and development of employees contributes to the overall success of the business. The Company provides learning opportunities for employees through various training courses, including instructor-led internal and external programs and on-the-job training.

The Company considers the tenure of its team members to be an important indicator of overall performance and is proud of its tenure figures. As of October 27, 2024, approximately 50 percent of the Company's team members had five or more years of service, and the 37-person officer team had an average of 23 years of service.

Creating an Inclusive Environment
The Company welcomes the diversity, unique skills, thoughts, and experiences of its team members, customers, and consumers. As of October 27, 2024, the Company's U.S. workforce for majority-owned operations was made up of approximately 40 percent female and approximately 60 percent underrepresented minorities. The Company's U.S. salaried employees for majority-owned operations as of October 27, 2024 was made up of approximately 35 percent female and approximately 25 percent underrepresented minorities. By fostering an inclusive culture, the Company enables every member of the workforce to leverage unique talents and high-performance standards to drive innovation and success.

The Company has twelve employee resource groups (ERGs) that support the Company's mission to create a workplace where all people feel welcomed, respected, and valued. These employee-driven groups play a critical role in the Company's efforts to create an inclusive environment and provide professional development and mentorship opportunities.

Safety, Health, and Wellness
The Company's dedicated corporate safety department develops and administers company-wide policies to ensure the safety of each employee and compliance with Occupational Safety and Health Administration standards and comparable global requirements internationally. The corporate safety department also conducts regular audits of Company-owned production facilities to ensure compliance with Company safety policies. The Company conducts safety training for all team members and, during fiscal 2024, completed approximately 1,200 safety assessments each month.

The Company recognizes that team members perform best when they are healthy, and that optimal performance is necessary for the Company to achieve its key results. In addition to the health care benefits package, the Company's Inspired Health program aims to cultivate and maintain a culture of health and wellness that is focused on encouraging and empowering team members to make healthy lifestyle choices through awareness, prevention, and positive health behavior changes. This program includes biometric screenings, on-site fitness centers and fitness center discounts, an online health university with robust information and resources, a tobacco cessation program, wellness challenges, and confidential health and wellness support.

Governmental Regulation and Environmental Matters
The Company's operations are subject to regulation by various governmental agencies which oversee areas such as food safety, workforce mobility, environmental laws, animal welfare, financial and tax regulations, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. The Company believes it is in compliance with current laws and regulations and does not expect continued compliance to have a material impact on its capital expenditures, earnings, or

competitive position. The Company continues to monitor existing and pending laws and regulations and, while the impact of regulatory changes cannot be predicted with certainty, the Company does not expect compliance to have a material adverse effect on the Company's business. In addition to compliance with environmental laws and regulations, the Company has set aspirational goals to further improve its sustainability efforts and reduce its environmental impact. These goals are outlined in the Company's 20 by 30 Challenge and address topics such as renewable sourcing, reducing organic waste and greenhouse gas emissions, supporting regenerative agriculture, packaging sustainability, and reducing food waste. The Company's greenhouse gas emissions reduction targets were validated by the Science Based Targets initiative.

Significant Customers
The Company serves many customers throughout the world across various sales channels. Sales to the Company's largest customer, Walmart Inc. and its subsidiaries (Walmart), accounted for approximately 16 percent of consolidated gross sales less returns and allowances during fiscal 2024. Walmart is a customer for the Company's Retail and International segments. The Company's top five customers collectively represented approximately 37 percent of consolidated gross sales less returns and allowances during fiscal 2024. The loss of one or more of the top customers in any of the reportable segments could have a material adverse effect upon such segment's financial results.

Competition
The production and sale of meat and food products in the U.S. and internationally is highly competitive. The Company primarily competes with manufacturers of pork and turkey products as well as national and regional producers of other meat and protein sources, such as beef, chicken, fish, nuts, and plant-based proteins.

All operating segments compete on the basis of price, product quality and attributes, brand identification, breadth of product line, and customer service. Through effective marketing, a dedicated network of direct and indirect sales personnel, and robust quality assurance programs, the Company's strategy is to provide high quality products that possess strong brand recognition supported by reliable customer service, to support a higher value proposition for customers. To grow and maintain its competitive position, the Company focuses on meeting consumer preferences, delivering product innovation, and maintaining long-term and lasting relationships with industry partners.

Patents and Trademarks
There are numerous patents and trademarks important to the Company's business. As of October 27, 2024, the Company held 22 U.S. and eight foreign patents. Most of the trademarks the Company uses are registered in the U.S. and other countries. Some of the more significant owned or licensed trademarks used by the Company or its affiliates are:

HORMEL, ALWAYS TENDER, APPLEGATE, AUSTIN BLUES, BACON 1, BLACK LABEL, BREAD READY, BURKE, CAFÉ H, CERATTI, CHI-CHI'S, COLUMBUS, COMPLEATS, CORN NUTS, CURE 81, DAN'S PRIZE, DI LUSSO, DINTY MOORE, DON MIGUEL, DOÑA MARIA, EMBASA, FAST 'N EASY, FIRE BRAISED, FONTANINI, HERDEZ, HORMEL GATHERINGS, HOUSE OF TSANG, JENNIE-O, JUSTIN'S, LA VICTORIA, LAYOUT, LLOYD'S, MARY KITCHEN, MR. PEANUT, NATURAL CHOICE, NUT-RITION, OLD SMOKEHOUSE, OVEN READY, PILLOW PACK, PLANTERS, ROSA GRANDE, SADLER'S SMOKEHOUSE, SKIPPY, SPAM, SQUARE TABLE, SPECIAL RECIPE, VALLEY FRESH, and WHOLLY.

The Company's patents expire after a term that is typically 20 years from the date of filing, with earlier expiration possible based on the Company's decision whether to pay required maintenance fees. As long as the Company continues to use its trademarks, they are renewed indefinitely.

Available Information
The Company makes available its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 on its website at www.hormelfoods.com. These reports are accessible under the caption, "Investors – Financials – SEC Filings" on the Company's website and are available as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). These filings are also available on the SEC's website at www.sec.gov. The documents are available in print, free of charge, to any shareholder who requests them.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the Company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company's Annual Report to Stockholders, other filings by the Company with the SEC, the Company's press releases, and oral statements made by the Company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the Company is identifying risk factors that could affect financial performance and cause the Company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the Company's business, which should be considered by investors and others. Such risk factors should be considered in conjunction with any discussions of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

Though the Company has attempted to list comprehensively these important cautionary risk factors, the Company cautions that other factors may in the future prove to be important in affecting the Company's business or results of operations.

The Company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to changes in the Company's business as well as the national and worldwide economic environment. The risks and uncertainties that could cause actual results to differ from those anticipated or projected include, among other things, risks related to the deterioration of economic conditions; risks associated with acquisitions, joint ventures, equity investments, and divestitures; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the risk of disruption of operations, including at owned facilities, co-manufacturers, suppliers, logistics providers, customers, or other third-party service providers; the risk that the Company may fail to realize anticipated cost savings or operating profit improvements associated with strategic initiatives, including the Transform and Modernize initiative; risk of loss of a significant contract or unfavorable changes in the Company's relationships with significant customers; risk of the Company's inability to protect information technology systems against, or effectively respond to, cyber attacks, security breaches or other IT interruptions, against or involving the Company's IT systems or those of others with whom it does business; risk of the Company's failure to timely replace legacy technologies; deterioration of labor relations or labor availability or increases to labor costs; general risks of the food industry, including those related to food safety, such as costs resulting from food contamination, product recalls, the remediation of food safety events at its facilities, including the production disruption at the Suffolk, Virginia, facility, or outbreaks of disease among livestock and poultry flocks; fluctuations in commodity prices and availability of raw materials and other inputs; fluctuations in market demand for the Company's products, including due to private label products and lower-priced alternatives; risks related to the Company's ability to respond to changing consumer preferences, diets and eating patterns, and the success of innovation and marketing investments; damage to the Company's reputation or brand image; risks associated with climate change, or legal, regulatory, or market measures to address climate change; risks of litigation; potential sanctions and compliance costs arising from government regulation; compliance with stringent environmental regulations and potential environmental litigation; and risks arising from the Company's foreign operations, including geopolitical risk, exchange rate risk, legal, tax, and regulatory risk, and risks associated with tariffs.

Item 1A. RISK FACTORS

Business and Operational Risks

Deterioration of economic conditions could harm the Company's business. The Company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, tax rates, availability of capital, energy availability and costs (including fuel surcharges), political developments, civil unrest, and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

Volatility in financial markets and the deterioration of national and global economic conditions could impact the Company's operations as follows:
▪ The financial stability of the Company's customers and suppliers may be compromised, which could result in challenges in collecting accounts receivable or non-performance by suppliers.
▪ Unfavorable economic conditions may lead customers and consumers to delay or reduce purchases of the Company's products.
▪ Customer demand for products may not materialize to levels required to achieve the Company's anticipated financial results or may decline as distributors and retailers seek to reduce inventory positions if there is an economic downturn or economic uncertainty in key markets.
▪ The value of the Company's investments in debt and equity securities may decline, including, most significantly, assets held in pension plans and the trading securities held as part of a rabbi trust to fund supplemental executive retirement plans and deferred compensation plans.

- Future volatility or disruption in the capital and credit markets could impair the Company's liquidity or increase costs of borrowing.
- The Company may be required to redirect cash flow provided by operations or explore alternative strategies, such as disposing of assets, to fulfill the payment of principal and interest on its indebtedness.

The Company has no manufacturing operations in Russia, Ukraine, or the Middle East, yet it has experienced inflated fuel costs and supply chain shortages and delays due to the impact of the military conflicts on the global economy. If these conflicts or others arise or escalate further, the Company could, among other things, face additional supply chain disruptions, rising prices for oil and other commodities, volatility in capital markets and foreign exchange rates, rising interest rates, or heightened cybersecurity risks, any of which may adversely affect the Company's business.

The Company manages its exposure to commodity prices through hedging programs that utilize hedge accounting, where qualified, for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company's earnings each period. These instruments may limit the Company's ability to benefit from market gains if commodity prices become more favorable than those secured under the Company's hedging programs.

If a highly pathogenic human disease outbreak developed, such as COVID-19, it may negatively impact the global economy, demand for Company products, the supply chain, the Company's co-manufacturers, and/or the Company's workforce availability including leadership, and the Company's financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations and will continue to update these plans, as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

The Company's operations are subject to the general risks associated with acquisitions, joint ventures, equity investments, and divestitures. The Company regularly reviews opportunities to support the Company's strategic initiative of delivering long-term value to shareholders through acquisitions, joint ventures, and equity investments and to divest non-strategic assets. The Company has made several acquisitions, joint ventures, equity investments, and divestitures in recent years, including the purchase of a minority interest in Garudafood in fiscal 2023 and the divestiture of Hormel Health Labs, LLC in fiscal 2024. Potential risks associated with these transactions include the inability to consummate a transaction timely or on favorable terms, diversion of management's attention from other business concerns, loss of key employees and customers of current or acquired companies, inability to integrate or divest operations successfully, assumption of unknown liabilities, disputes with buyers, sellers, or partners, inability to obtain favorable financing terms, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. There is also the risk of post-acquisition impairment charges if purchase assumptions are not achieved.

Due to the nature of joint ventures and equity investments, these arrangements involve further risks, including the possibility that the Company is unable to execute business strategies and manage operations given limitations of the Company's control. Additionally, partners may make business decisions that are inconsistent with the Company's goals, block or delay necessary decisions, or experience financial difficulties of their own. Acquisitions, joint ventures, or equity investments outside the U.S. may also present unique challenges and increase the Company's exposure to the risks associated with foreign operations.

The Company's level of indebtedness may increase to fund future acquisitions, joint ventures, or equity investments. Higher levels of debt may, among other things, impact the Company's liquidity or credit rating and increase the Company's exposure to negative fluctuations in interest rates.

Any of these risks could impact the Company's financial results and business reputation.

Risks and uncertainties associated with intangible assets, including any future goodwill or intangible asset impairment charges, may negatively impact the Company. The Company's goodwill and indefinite-lived intangible assets are initially recorded at fair value and are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. Impairment testing requires judgment around estimates and assumptions and is impacted by factors such as revenue growth rates, operating margins, tax rates, royalty rates, and discount rates. An unfavorable change in these factors may lead to the impairment of goodwill and/or intangible assets. During fiscal 2023, an impairment was indicated for the *Justin's*® trade name, resulting in an impairment charge of $28.4 million. In addition, during fiscal 2023, the Company recorded a $7.0 million impairment charge related to a corporate venturing investment to recognize a decline in fair value not believed to be temporary.

Fiscal 2024 net sales for *Planters*® snack nuts were negatively impacted by production disruptions at the Suffolk, Virginia, facility. The Company believes these impacts are short term in nature (less than one year) and projects sales to recover to historical levels shortly after supply normalizes. Should the impact last longer, or be more severe than currently anticipated, it is likely the Company would have to recognize an impairment charge on this trade name, which is currently valued at $675 million.

The Company is subject to the risk of disruption of operations, including at owned facilities, co-manufacturers, suppliers, logistics providers, customers, or other third-party service providers. The Company's ability, and the ability of the Company's co-manufacturers, suppliers, and logistics providers to manufacture, supply and distribute the Company's products is critical to the Company's success. A significant disruption in the operation of the Company's manufacturing, supply, or distribution capabilities, whether Company-owned or supported by third parties, could have a negative impact on the Company's ability to operate its business. Actions taken to mitigate the impact of any potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect the Company's financial results. Additionally, labor-related challenges have caused disruptions for many of these providers and may continue to impact the Company's ability to receive inputs or distribute products.

The Company relies on its customers to sell its products to ultimate consumers. Disruptions related to significant customers or sales channels could result in a reduction in sales or a change in the mix of products sold.

The Company also relies on a variety of third-party service providers to support its operations. Disruption in services from third-party service providers used to support business functions such as benefit plan administration, payroll processing, information technology (IT) and cloud computing services could have a negative impact on the Company's business.

The Company may not realize the anticipated cost savings or operating profit improvements associated with strategic initiatives, including its Transform and Modernize initiative. The Company implements strategic initiatives to achieve a profitable cost structure, operate more profitably, better serve customers, and optimize cash flow. These initiatives may focus on opportunities to improve the procurement, manufacturing, and logistics within the Company's supply chain as well as general and administrative processes. A failure or delay in implementing the improvements associated with these strategic initiatives could adversely impact the Company's results, ability to meet its long-term growth expectations, and ability to fund future initiatives.

The Company began its Transform and Modernize initiative in the second half of fiscal 2023 with a goal of contributing meaningful operating profit growth through fiscal 2026. If this initiative does not achieve the expected financial impact in the aggregate or on the expected timeline, the Company's financial results and ability to meet its long-term growth expectations could be adversely impacted.

In addition, the Company is in the midst of multi-year data and technology transformation projects to achieve better analytics, customer service, process efficiencies, and upgrade technologies. The projects, including updating the Company's order-to-cash process, are expected to improve the efficiency and effectiveness of certain financial and business transaction processes and the underlying systems environment. Multiple phases of these projects have already been implemented and additional phases are expected to be implemented in the upcoming years. These implementations are a major undertaking from a financial, management, and personnel perspective and may prove to be more difficult, costly, or time consuming than expected, and there can be no assurance that these projects will be beneficial to the extent anticipated.

The Company is subject to risk of the loss of a significant contract or unfavorable changes in the Company's relationships with significant customers. The Company is a party to several supply, distribution, contract packaging and other significant contracts. The loss of a significant contract or failure to obtain new significant contracts could adversely affect the Company's financial results.

Sales to the Company's largest customer, Walmart, accounted for approximately 16 percent of consolidated gross sales less returns and allowances during fiscal 2024. Walmart is a customer for the Company's Retail and International segments. The Company's top five customers collectively represented approximately 37 percent of consolidated gross sales less returns and allowances during fiscal 2024. The loss of one or more of the top customers in any of the reportable segments could have a material adverse effect upon such segment's financial results.

The Company may be adversely impacted if the Company is affected by cybersecurity attacks, security breaches, or other IT interruptions, involving its own systems or those with whom it does business. IT systems are an important part of the Company's business operations. The Company also increasingly relies upon third-party service providers for a variety of business functions, including cloud-based services. Cyber incidents are occurring more frequently across U.S. industries and are being made by groups and individuals with a wide range of motives and expertise. In addition, high-profile data security incidents and IT interruptions at other companies, including companies with whom the Company does business, evidence an external environment that is becoming increasingly challenging. From time to time, the Company has experienced, and may experience in the future, breaches of security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities, none of which have been material to date. In addition, from time to time the Company has experienced disruptions to its operations due to IT interruptions at third parties with whom it does business. To date, none of these have been material.

Although the Company has programs in place related to business continuity, disaster recovery, and information security initiatives to maintain the confidentiality, integrity, and availability of systems, business applications, and customer information, the Company may not be able to anticipate or implement effective preventive measures against all potential IT interruptions or cybersecurity threats, especially because, in connection with cybersecurity threats the techniques used change frequently and because attacks can originate from a wide variety of sources, both domestic and foreign. Cybersecurity risk cannot be fully mitigated because of the rapidly evolving nature of the threats, targets, and consequences.

If the Company experiences a loss or significant disruption in its operations due to a cybersecurity event or other IT interruption, the Company may suffer reputational, competitive, and business harm and may be exposed to legal liability, which may adversely affect the Company's results of operations.

The Company may be adversely affected if it fails to timely replace legacy technologies. The Company has been evolving its IT infrastructure but continues to rely on a variety of legacy technologies across its business. The Company is investing significant funds to update its IT infrastructure. If the Company fails to timely complete this work, the risk of an adverse cybersecurity incident may increase, if, for example, vendors fail to continue to provide security updates. Reliance on legacy technology for an extended period may also increase the Company's IT maintenance expense and risk of system downtime, as well as slow the Company's adoption of more innovative technologies or ability to benefit from more sophisticated data analytics.

Deterioration of labor relations, labor availability or increases in labor costs could harm the Company's business. A significant increase in labor costs or a deterioration of labor relations at any of the Company's owned facilities or co-manufacturing facilities resulting in work slowdowns or stoppages could harm the Company's financial results. Labor and skilled labor availability challenges could continue to have an adverse effect on the Company's business.

The Company periodically renegotiates its collective bargaining agreements as such agreements expire. New or increased unionization efforts at a facility or failure to successfully negotiate with existing unions could lead to disruptions in the Company's supply chain, increases in operating costs, and constraints on operating flexibility.

Industry Risks

The Company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by a number of factors, including:
▪ food contamination caused by disease-producing organisms or pathogens, such as *Listeria monocytogenes*, *Salmonella*, and pathogenic *E coli.*;
▪ mislabeling, including with respect to food allergens;
▪ food spoilage;
▪ claims of false or deceptive advertising;
▪ nutritional and health-related concerns;
▪ federal, state, and local food processing controls;
▪ consumer product liability claims;
▪ product tampering; and
▪ the possible unavailability and/or expense of liability insurance.

The pathogens that may cause food contamination are found generally in livestock and in the environment and thus may be present in the Company's products. These pathogens can also be introduced to products as a result of improper handling by customers or consumers. The Company does not have control over handling procedures once products have been shipped for distribution.

If one or more of these risks were to materialize, the Company could incur significant costs, loss of sales, regulatory action, or litigation as well as negative impacts to its brand and business reputation.

During the third quarter of fiscal 2024, the Company voluntarily recalled a limited number of *Planters*® products due to the potential for contamination of the product with *Listeria monocytogenes*. Although to-date there have been no reports of illness related to the recalled products, the Company has experienced costs and business impacts associated with the event.

Outbreaks of disease among livestock and poultry flocks could harm the Company's revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including African swine fever (ASF), Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of such diseases could adversely affect the Company's supply of raw materials, increase the cost of production, reduce utilization of the Company's harvest facilities, and reduce earnings. The impact of global climate change may increase these risks due to changes in weather or migratory patterns, which may result in certain types of diseases occurring more frequently or with more intense effects. Additionally, the outbreak of disease may hinder the Company's ability to market and sell products both domestically and internationally.

In recent years, outbreaks of ASF have impacted hog herds in China, Asia, Europe, and the Caribbean. If an outbreak of ASF were to occur in the U.S., the Company's supply of hogs and pork could be materially impacted.

HPAI was detected within the Company's turkey supply chain during fiscal 2024 and the first quarter of fiscal 2025. HPAI could continue to be detected in the future. The impact of HPAI has reduced and the Company believes it will continue to reduce production volume in the Company's turkey facilities. The Company is continuing to monitor the situation and will take appropriate actions to protect the health of the turkeys across the supply chain.

The Company has developed business continuity plans for various disease scenarios and will continue to update these plans, as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Fluctuations in commodity prices and availability of raw materials and other inputs could harm the Company's earnings. The Company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, beef, feed grains, nuts, energy, and other inputs, as well as the selling prices for many of the Company's products, which are determined by dynamic market forces of supply and demand.

The Company takes a balanced approach to sourcing pork raw materials, including hogs purchased for the Austin, Minnesota processing facility, long-term supply agreements for pork, and spot market purchases of pork. This approach is designed to ensure a more stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in higher or lower live hog costs compared to the cash spot market. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect the Company's short-term financial results.

The Company raises turkeys and contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide markets. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

The Company may be subject to decreased availability or less favorable pricing for nuts, tomatoes, avocados, or other produce if poor growing conditions have a negative effect on agricultural productivity. Reductions in crop size or quality due to unfavorable growing conditions may have an adverse effect on the Company's results.

The supplies of natural and organic proteins may impact the Company's ability to ensure a continuing supply of these products. To mitigate this risk, the Company partners with multiple long-term suppliers.

International trade barriers and other restrictions or disruptions could result in decreased foreign demand and increased domestic supply of proteins, thereby potentially lowering prices. The Company occasionally utilizes in-country production to limit this exposure.

Market demand for the Company's products may fluctuate, including due to private label products and lower-priced alternatives. The Company faces competition from a variety of sources, including other national brands, private label producers, and producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, nuts, nut butters, whey, and plant-based proteins. The factors on which the Company competes include:
- price;
- product quality and attributes;
- brand identification;
- breadth of product line; and
- customer service.

Demand for the Company's products is also affected by competitors' promotional spending, the effectiveness of the Company's advertising and marketing programs, and consumer perceptions, including those related to food trends such as sustainability of product sources and animal welfare. The Company's failure to compete successfully on these factors could lead to, among other things, reduced demand for the Company's brands and products, which could negatively impact the Company's financial condition and results of operations.

The Company faces risks related to its ability to respond to changing consumer preferences, diets and eating patterns, including through its innovation and marketing investments. The Company invests in consumer insights and research and development to deliver innovative products that resonate with consumers, appeal to customers, and support sales growth. Consumer preferences for food products are impacted by a variety of factors, including convenience, flavor variety and developments in options for weight management (e.g., the use of medications). If the Company is unsuccessful in developing and introducing new products that resonate with consumers, the return on the Company's investment in new product development will be less than anticipated and the Company's efforts to grow sales through innovation will be less successful than expected.

Damage to the Company's reputation or brand image can adversely affect its business. Maintaining and enhancing the perception of the reputation of the Company and its key brands is critical to business success. The reputation of the Company and its brands have been in the past, and could in the future be, adversely impacted by a number of factors, including unfavorable events or rumors, adverse publicity, and negative information disseminated through social and digital media. Failure to maintain, extend, and expand the Company's reputation or brand image could adversely impact operating results.

Climate change, or legal, regulatory or market measures to address climate change, could have an adverse impact on the Company's business and results of operations. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative impact on agricultural productivity, the Company may have decreased availability of, or less favorable pricing for, the raw materials necessary for its operations. Climate change may also cause decreased availability of, or less favorable pricing for, water, which could have an adverse effect on the Company's financial results, operations, and supply chain. In addition, natural disasters and extreme weather, including those caused by climate change, have caused and could continue to cause disruption in the Company's operations and supply chain and increases in property insurance premiums.

The increasing concern over climate change may also result in greater local, state, federal, and foreign legal requirements, including requirements to limit greenhouse gas emissions or conserve water usage. If such requirements are enacted, the Company could experience significant cost increases in its operations and supply chain.

The Company has developed, publicly announced, and had validated through the Science Based Targets initiative, goals to reduce its greenhouse gas emissions. The Company's ability to achieve its greenhouse gas emissions goals, and its other environmentally focused goals set forth in its 20 by 30 Challenge, is subject to numerous factors and conditions, many of which are outside of its control. Examples include, among others, evolving regulatory requirements, disclosure frameworks, and methodologies for reporting data. The Company's inability to accomplish its goals related to greenhouse gas emissions reductions, or with respect to other environmental matters set forth in the 20 by 30 Challenge may disappoint stakeholders, cause decreased demand for the Company's products, and have an adverse effect on the Company's results of operations.

Legal and Regulatory Risks

The Company's operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or others, and claims relating to product liability, contract disputes, antitrust regulations, intellectual property, advertising, labeling, wage and hour laws, employment practices or environmental matters. Neither litigation trends nor the outcomes of litigation can be predicted with certainty and adverse litigation trends and outcomes could negatively affect the Company's financial results.

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company's business. The Company's operations, and those of its suppliers, are subject to extensive regulation in the U.S. and abroad, by the U.S. Department of Agriculture, the U.S. Food and Drug Administration, the U.S. Department of Homeland Security, international, federal, and state taxing authorities and other international, federal, state, and local authorities, including those that oversee workforce mobility, taxation, animal welfare, food safety, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. Claims or enforcement proceedings could be brought against the Company in the future. In addition, these regulations could become more restrictive, which could lead to increased costs for the Company. For example, pork harvest facilities that the Company relies upon in its supply chain are subject to maximum production line speeds. The current maximum line speeds are under review by the government. If line speeds are required to be slowed, harvest capacity and costs may be negatively impacted.

The Company's manufacturing facilities and products are also subject to ongoing inspection by federal, state, and local authorities. The loss of the availability of government inspectors due to a government furlough could cause disruption to the Company's manufacturing facilities.

Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company's failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions.

The Company is subject to stringent environmental regulations and potentially subject to environmental litigation, proceedings, and investigations. The Company's past and present business operations and the Company's ownership and operation of real property are subject to stringent international, federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, as well as any modifications, is material to the Company's business. Some of the Company's facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company's present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses related to additional investigation, assessment, or other requirements. The occurrence of any of these events, the implementation of new laws and regulations or stricter interpretation of existing laws or regulations could adversely affect the Company's financial results.

The Company's foreign operations pose additional risks to the Company's business. The Company operates its business and markets its products internationally. The Company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign regulations and tax laws, compliance with applicable U.S. laws, including the Foreign Corrupt Practices Act, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the Company's financial results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy
As a global organization, the Company's information systems are subject to various risks, including, but not limited to risks associated with ransomware, system disruption, data theft, unauthorized access to information, and misuse of data. To identify, address, and mitigate these risks, the Company has developed and maintains a cybersecurity program. The Company's cybersecurity program is informed by the National Institute of Standards and Technology (NIST) Cybersecurity Framework and the Company's Enterprise Risk Management (ERM) process and relies on internal and external expertise.

Integration with ERM Processes
The Company maintains an ERM program with a governance structure that is designed to identify, assess, prioritize, and mitigate risks across the organization. The ERM Executive Committee, comprised of the Company's senior leadership team, has the ultimate responsibility for overseeing the identification of the key risks facing the Company and meets regularly to discuss the Company's approach to mitigating those risks. Through the ERM process, cybersecurity has been identified as an important risk facing the Company. As a result, the cybersecurity program is an important component of the Company's ERM processes.

In addition to discussing the cybersecurity program at ERM Executive Committee meetings, members of the ERM Executive Committee participate in the cybersecurity incident response process. This process includes a governance model and procedures for identifying, categorizing, containing, and responding to cybersecurity incidents. As a component of the cybersecurity incident response process, the Company conducts attack simulations and exercises and has used third parties to support this work. The Company also maintains business continuity and disaster recovery plans to prepare for potential technology disruptions and to better position the Company to recover from any cybersecurity incident. The Company's Disclosure Committee also includes a member of the ERM Executive Committee, helping to ensure timely analysis of disclosure obligations relating to cybersecurity events.

Cybersecurity Program Components
The Company's cybersecurity program includes a focus on governance, processes, technology, and people. Components of the program include the following:
  • Investments in security technology, such as vulnerability management tools, malicious software protection, email security, and around-the-clock monitoring;
  • Regular monitoring and updating of the Company's IT infrastructure, to respond to the dynamic cybersecurity threat environment;
  • Use of third parties to assess, test, validate, and strengthen the cybersecurity program, including penetration testing and the periodic use of a third party to assess the quality and maturity of the program against the NIST Cybersecurity Framework; and
  • Assessing and managing cybersecurity risks associated with the Company's relationships with third parties, including technology and service providers, through due diligence efforts and the imposition of contractual obligations.

The Company's cybersecurity program also includes employee training and education. Frequent employee training topics include social engineering, phishing, password protection, confidential data protection, asset use, and mobile security. Training emphasizes the importance of reporting incidents promptly to the Company's security operations team. The Company also conducts periodic phishing tests with employees and provides employees with easy-to-use tools to report potential phishing emails.

Cybersecurity Governance and Oversight

Management

The Company's management is responsible for identifying, assessing, and managing the Company's exposure to cybersecurity risk. The Company has an internal team that is supported by security technologies, third-party experts, and threat intelligence resources in support of cybersecurity risk reduction. The Company's internal cybersecurity team is led by the Company's Director of Information Security and Compliance, who acts in the capacity of a chief information security officer and is responsible for overseeing the execution of cybersecurity strategy and maturing the Company's cybersecurity posture. The Director of Information Security and Compliance reports to the Company's Vice President of IT Services and has education, training, and experience pertinent to cybersecurity, including more than 25 years of IT experience with over 15 years in Information Security and holds the Certified Information Security Systems Professional (CISSP) certification.

Board of Directors

The Company's Board of Directors (Board) and its Audit Committee exercise oversight of the Company's ERM program, including the cybersecurity program. Management, led by the Director of Information Security and Compliance, provides at least three updates per year to the Audit Committee on cybersecurity topics, and the Audit Committee regularly reports to the Board on these presentations. In addition, the Director of Information Security and Compliance provides an annual cybersecurity update to the full Board. Management's updates cover relevant cybersecurity topics, both ongoing and unique in nature, including risk exposures and management's actions to monitor and mitigate such risks, emerging threats or regulations, and status updates on projects to strengthen and mature the Company's systems and cybersecurity programs. Management's escalation protocol includes reporting of certain cybersecurity threats or incidents to the Audit Committee in a prompt and timely manner.

Impact of Cybersecurity Risks and Threats

While some of the Company's third-party service providers have experienced cybersecurity incidents and the Company has experienced threats to its data and systems, as of the date of this report, the Company's management is not aware of any cybersecurity threats or incidents that have materially affected its business strategy, results of operations, or financial condition. This does not guarantee that future incidents or threats will not have a material impact by interrupting operations, causing reputational harm, increasing operating costs, or exposing the Company to litigation. For additional commentary on cybersecurity risks, see Part 1, Item 1A. Risk Factors under the heading "The Company may be adversely impacted if the Company is affected by cybersecurity attacks, security breaches, or other IT interruptions, involving its own systems or those with whom it does business."

Item 2. PROPERTIES

The Company's global headquarters is located in Austin, Minnesota. The Company has various processing plants, warehouses, and operational facilities, mainly located in the U.S. The Company maintains a national sales force through strategic placement of sales offices across the U.S. Properties are also maintained internationally to support global processing and sales. The majority of the Company's property is owned. Leased property is used as needed for production, distribution, and sales.

The Company believes its operating facilities are well maintained and suitable for current use. The Company regularly engages in construction and other capital improvement projects with a focus on value-added capacity projects and automation, as well as projects to support regulatory requirements, maintenance needs, and cost-reduction opportunities.

Many of the Company's domestic properties are utilized by more than one segment and utilization of these facilities can change over time. Therefore, it is impracticable to disclose them by segment. The facilities outside the U.S. serve the International segment.

Area [1] *Square feet, in thousands*	Production Facilities	Warehouse/ Distribution Centers	Administration/ Sales/Research Offices	Total		Leased	Owned
Arizona	—	—	2	2		2	—
Arkansas	589	250	11	850		261	589
California	352	427	27	806		673	133
Colorado	829	—	10	839		4	835
Florida	—	—	5	5		5	—
Georgia	259	—	—	259		—	259
Illinois	738	—	22	760		22	738
Iowa	1,484	659	3	2,146		427	1,719
Kansas	312	—	3	315		3	312
Massachusetts	—	—	4	4		4	—
Michigan	—	—	3	3		3	—
Minnesota	3,692	289	581	4,562		127	4,435
Nebraska	845	—	—	845		—	845
New Jersey	—	—	26	26		26	—
North Carolina	—	—	3	3		3	—
Ohio	—	453	8	461		322	139
Pennsylvania	—	348	9	357		357	—
Texas	506	—	5	511		3	508
Utah	—	209	—	209		209	—
Virginia	625	—	—	625		—	625
Washington	—	—	2	2		2	—
Wisconsin	1,225	104	6	1,335		197	1,138
Total Domestic	11,456	2,739	730	14,925		2,650	12,275
Australia	—	—	2	2		2	—
Brazil	440	—	3	443		440	3
China	695	52	88	835		2	833
Total International	1,135	52	93	1,280		444	836
Total Square Feet	12,591	2,791	823	16,205		3,094	13,111

(1) Turkey growout facilities are excluded.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is available in Note J - Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Information About Executive Officers

The following table provides information regarding the executive officers of the Company as of December 5, 2024:

NAME	AGE	CURRENT OFFICE AND PREVIOUS FIVE YEARS EXPERIENCE	DATES
James P. Snee	57	Chairman of the Board, President and Chief Executive Officer	11/2017 to Present
Jacinth C. Smiley	56	Executive Vice President and Chief Financial Officer	01/2022 to Present
		Group Vice President, Corporate Strategy	04/2021 to 12/2021
		Vice President and Chief Accounting Officer, LyondellBasell Industries Holdings B.V. (chemicals)	04/2018 to 04/2021
John F. Ghingo	52	Executive Vice President, Retail	10/2024 to Present
		Group Vice President, Retail	09/2024 to 10/2024
		Chief Executive Officer, Whisps Acquisition Corporation (cheese and snack foods)	01/2022 to 08/2024
		President, Applegate Farms, LLC (subsidiary of registrant)	04/2018 to 01/2022
Mark J. Ourada	59	Group Vice President, Foodservice	03/2018 to Present
Swen Neufeldt	51	Group Vice President, Hormel Foods International Corporation	06/2020 to Present
		Vice President, Meat Products	10/2016 to 06/2020
Steve J. Lykken	54	Group Vice President, Supply Chain	02/2024 to Present
		Group Vice President, Jennie-O Turkey Store	03/2021 to 02/2024
		Senior Vice President/President, Jennie-O Turkey Store, Inc. (subsidiary of registrant)	12/2017 to 03/2021
Colleen R. Batcheler	50	Senior Vice President, External Affairs, and General Counsel	06/2024 to Present
		Executive Vice President, General Counsel and Secretary, Hertz Global Holdings, Inc. (vehicle rental)	05/2022 to 04/2024
		Executive Vice President, General Counsel and Corporate Secretary, Conagra Brands, Inc. (consumer packaged foods)	09/2009 to 04/2022
Mary Katherine Clark	45	Senior Vice President and Chief Communications Officer	03/2024 to Present
		Vice President of Communications, Mattress Firm Holding Corp. (retailer of mattresses and related products)	10/2022 to 02/2024
		Senior Director of Communications, Mattress Firm Holding Corp.	10/2020 to 10/2022
		Director of Communications, PepsiCo, Inc. (beverages and convenient foods)	03/2019 to 10/2020
Katherine M. Losness-Larson	59	Senior Vice President, Human Resources	10/2022 to Present
		Director of Human Resources	10/2018 to 10/2022
Pierre M. Lilly	53	Senior Vice President and Chief Compliance Officer	10/2020 to Present
		Director of Internal Audit	05/2016 to 10/2020
Kevin L. Myers, Ph.D.	59	Senior Vice President, Research and Development and Quality Control	03/2015 to Present
Paul R. Kuehneman	53	Vice President and Controller	02/2022 to Present
		Assistant Controller	01/2021 to 02/2022
		Vice President and CFO, Jennie-O Turkey Store, Inc. (subsidiary of registrant)	05/2016 to 01/2021

No family relationship exists among the executive officers.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL.

Holders
As of November 27, 2024, there were approximately 9,000 record holders of the Company's common stock and approximately 242,000 holders whose shares were held in street name by brokerage firms and financial institutions.

Issuer Purchases of Equity Securities
There were no issuer purchases of equity securities in the quarter ended October 27, 2024. On January 29, 2013, the Company's Board of Directors authorized the repurchase of 10,000,000 shares of its common stock with no expiration date. On January 26, 2016, the Board of Directors approved a two-for-one split of the Company's common stock to be effective January 27, 2016. As part of the stock split resolution, the number of shares remaining to be repurchased was adjusted proportionately.

The maximum number of shares that may yet be purchased under the repurchase plans or programs as of October 27, 2024 is 3,677,494.

Dividends

The Company has paid dividends for 385 consecutive quarters. On November 25, 2024, the Board of Directors authorized an increase to the annual dividend rate for fiscal 2025 to $1.16 per share, representing the 59th consecutive annual dividend increase. The Company is dedicated to returning cash to shareholders through dividend payments.

Shareholder Return Performance Graph

The following graph shows a comparison of cumulative total shareholder return, calculated on a dividend-reinvested basis, for the Company, the S&P 500 Index, and the S&P 500 Packaged Foods & Meats Index for the five years ended October 27, 2024. The graph assumes $100 was invested in each as of the market close on October 28, 2019. Note that historic stock price performance is not necessarily indicative of future stock price performance.



Comparison of 5-year Cumulative Total Return

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Fiscal 2024: The Company believes fiscal 2024 demonstrated the solid execution of its strategy, the power of its portfolio and the resilience of its team. The Company achieved net sales of $11.9 billion, declining 2 percent compared to the prior year, as the benefit from broad-based growth in the Foodservice segment and value-added growth in the Retail segment from *Applegate*®, value-added fresh pork, bacon, and value-added turkey, was more than offset by declines in the Retail and International segments. Declines in the Retail segment were driven primarily by significant year-over-year pricing declines for whole bird and commodity turkey and softness in the Convenient Meals & Proteins vertical. International net sales declines were driven by lower commodity exports and lower net sales in China. Segment profit increased 2 percent compared to prior year, as favorable results in the International segment were partially offset by unfavorable results in the Retail segment. Segment profit for the Foodservice segment was comparable to the prior year. Net earnings increased 1 percent compared to the prior year, as improved segment profit and favorable interest and investment income were partially offset by a higher effective tax rate. Adjusted net earnings[1] — excluding the impact of costs associated with the Company's Transform and Modernize (T&M) initiative, litigation settlements, and the gain on the divestiture of Hormel Health Labs, LLC (Hormel Health Labs) — declined 2 percent. Diluted earnings per share and adjusted diluted earnings per share[1] for fiscal 2024 were $1.47 and $1.58, respectively, compared to $1.45 and $1.61 last year.

International segment profit increased significantly compared to prior year due to contribution from the Company's minority investments, improved mix and favorable costs in the Company's China business, and favorable export product mix. Segment profit for the Foodservice segment was comparable to the prior year as the benefit from higher sales and lower logistics expenses were offset by higher selling, general and administrative (SG&A) expenses. Retail segment profit declined for the full year due to lower sales, lower equity in earnings of affiliates, and higher SG&A expenses. These declines were partially offset by the benefit from lower logistics expenses, savings from the T&M initiative, and the lapping of a non-cash impairment charge associated with the *Justin's*® trade name in fiscal 2023.

Fiscal 2024 was an important year of investment for the Company's multi-year T&M initiative. The Company made meaningful progress on the initiative, which is expected to deliver long-term value to the organization.

The Company again reinvested into the business through capital expenditures and returned a record amount of cash to shareholders in the form of dividends. Capital expenditures in fiscal 2024 were $256 million, including investments in capacity expansions for *Hormel*® *Fire Braised*® products, *Applegate*® products and the Jiaxing, China, facility. The Company continues to prioritize investments in growth, innovation, cost savings, automation, and maintenance. Dividends paid to shareholders were a record $615 million.

Fiscal 2025 Outlook[2]: The Company continues to navigate through a dynamic consumer and operating environment. Organic net sales[1] growth of 1 percent to 3 percent is expected in fiscal 2025, which assumes benefits from modestly higher volumes, growth in key categories and markets, higher brand support and innovation, market-based pricing actions, and the current assumptions for raw material costs. From a bottom-line perspective, diluted earnings per share are expected to be $1.51 to $1.65 and adjusted diluted earnings per share[1] are expected to be $1.58 to $1.72. Earnings are expected to decline in the first half of the year as growth in key categories and markets is expected to be offset by the recovery from a prior year production disruption at the Company's Suffolk, Virginia, facility, the impact from lower commodity turkey markets, and higher SG&A expenses, including increased brand support through advertising. Segment profit growth from all three segments is expected in the back half of the year. Major risks to the outlook include incremental inflationary pressures and the impact of deteriorating macroeconomic conditions on the Company's customers, consumers, and operators.

The Company remains in a strong financial position due to its consistent cash flow, liquidity, and solid balance sheet. The Company plans to continue to support the business through increased marketing and advertising investments for its leading brands. Further, continued capital expenditure investments including investments for data and technology related to its T&M initiative and capacity expansions for *Hormel*® *Fire Braised*® products, *Applegate*® products and the Jiaxing, China, facility. The annual dividend for 2025 will be $1.16 per share, representing an increase of 3 percent and marking the 59th consecutive year of dividend increases. Returning cash to shareholders in the form of dividends remains a top priority for the Company.

Consistent with the plan outlined at its 2023 investor day, the Company expects fiscal 2025 to be a year of acceleration in its T&M initiative. For fiscal 2025, the Company expects a benefit to net earnings from its T&M initiative.

A review of the Company's fiscal 2024 performance compared to fiscal 2023 appears in the following section. A review of fiscal 2023 performance compared to fiscal 2022 is set forth in Part II, Item 7 of the Company's Form 10-K for the fiscal year ended October 29, 2023, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated herein by reference.

(1) See the "Non-GAAP Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).
(2) All forward-looking comparisons for fiscal 2025 are comparing fiscal 2024 GAAP figures to projected fiscal 2025 GAAP figures, unless otherwise noted.

Results of Operations

OVERVIEW

The Company is a processor of branded and unbranded food products for retail, foodservice, and commercial customers.

The Company reports its results in the following three reportable segments:

The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market in the United States. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

The Foodservice segment consists primarily of the processing, marketing, and sale of food products for foodservice, convenience store, and commercial customers located in the United States.

The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, international equity method investments, and international royalty arrangements.

The Company's fiscal year consisted of 52 weeks in fiscal years 2024, 2023, and 2022. Fiscal year 2025 will consist of 52 weeks.

CONSOLIDATED RESULTS

Net Earnings and Diluted Earnings Per Share

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands, except per share amounts	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Net Earnings Attributable to Hormel Foods Corporation	$ 220,196	$ 195,935	12.4	$ 805,038	$ 793,572	1.4
Diluted Earnings Per Share	0.40	0.36	11.1	1.47	1.45	1.4
Adjusted Diluted Earnings Per Share[1]	0.42	0.42	—	1.58	1.61	(1.9)

(1)   See the "Non-GAAP Measures" section below for a description of the Company's use of measures not defined by U.S. GAAP.

Volume and Net Sales

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Volume (lbs.)	1,108,203	1,155,445	(4.1)	4,288,290	4,411,738	(2.8)
Net Sales	$ 3,138,091	$ 3,198,079	(1.9)	$ 11,920,797	$ 12,110,010	(1.6)

Volume for the fourth quarter and full year of fiscal 2024 declined, as higher volume in the Foodservice segment was more than offset by lower volume in the Retail segment, primarily in the Convenient Meals & Proteins and the Value-Added Meats verticals.

Net sales declined in the fourth quarter of fiscal 2024, as higher net sales in the Foodservice and International segments were more than offset by declines in the Retail segment, driven by significant year-over-year pricing declines for whole bird turkeys and lower sales of *Planters*® snack nuts resulting from production disruptions at the Suffolk, Virginia, facility.

Full year fiscal 2024 net sales declined compared to the prior year, as the benefit from broad-based growth in the Foodservice segment and value-added growth in the Retail segment from *Applegate*®, value-added fresh pork, bacon, and value-added turkey, was more than offset by declines in the Retail and International segments. Declines in the Retail segment were driven primarily by significant year-over-year pricing declines for whole bird and commodity turkey and softness in the Convenient Meals & Proteins vertical. International net sales declines were driven by lower commodity exports and lower net sales in China.

In fiscal 2025, the Company expects net sales growth, which assumes benefits from modestly higher volumes, growth in key categories and markets, higher brand support and innovation, market-based pricing actions, and the current assumptions for raw material costs. Risks to this outlook include slowing consumer demand and market price fluctuations.

Cost of Products Sold

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Cost of Products Sold	$ 2,616,861	$ 2,683,655	(2.5)	$ 9,898,659	$ 10,110,169	(2.1)

Cost of products sold for the fourth quarter and full year of fiscal 2024 decreased due to lower sales. Cost of products sold per pound increased one percent in fiscal 2024, driven primarily by product mix changes and inflationary pressures, partially offset by cost savings from the Company's T&M initiative.

In fiscal 2025, raw material costs for pork, beef, and nuts are anticipated to be above historical levels. Feed costs are expected to be lower as compared to the prior year. The Company is anticipating normalized levels of inflation for employee, packaging, and production related expenses. The Company expects its T&M initiative to deliver cost savings in fiscal 2025, targeting the procurement of ingredients and supplies, logistics, and production costs.

Gross Profit

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Gross Profit	$ 521,230	$ 514,425	1.3	$ 2,022,138	$ 1,999,841	1.1
Percent of Net Sales	16.6 %	16.1 %		17.0 %	16.5 %	

Gross profit as a percent of net sales for the fourth quarter and full year of fiscal 2024 increased, as pricing actions and cost savings from the Company's T&M initiative were partially offset by inflationary pressures. Compared to fiscal 2023, gross profit as a percent of net sales increased for the Retail and International segments and decreased for the Foodservice segment.

In fiscal 2025, the Company expects gross profit as a percent of net sales to increase compared to the prior year. Incremental cost inflation and unfavorable sales mix pose the largest risks to this outlook.

Selling, General, and Administrative (SG&A)

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
SG&A	$ 238,587	$ 216,546	10.2	$ 1,005,294	$ 942,167	6.7
Percent of Net Sales	7.6 %	6.8 %		8.4 %	7.8 %	
Adjusted Percent of Net Sales[1]	7.2 %	6.6 %		7.8 %	7.1 %	

(1)   See the "Non-GAAP Measures" section below for a description of the Company's use of measures not defined by U.S. GAAP.

SG&A expenses for the fourth quarter of fiscal 2024 increased due to higher employee-related expenses and higher consulting fees related to the Company's T&M initiative. For full year fiscal 2024, the increase in SG&A expenses and SG&A expenses as a percent of net sales is attributed to higher employee-related expenses, higher consulting fees related to the Company's T&M initiative, and antitrust settlements, partially offset by the lapping of an unfavorable arbitration ruling in the prior year. Adjusted SG&A expenses as a percent of net sales[1] for fiscal 2024 increased due to employee-related expenses.

Advertising investments in fiscal 2024 were $163 million, representing a 2 percent increase compared to fiscal 2023.

In fiscal 2025, the Company intends to continue investing in its leading brands and for full year advertising expense to increase compared to the prior year.

Research and development continues to be a vital part of the Company's strategy to grow existing brands and expand into new branded items. Research and development expenses were $36.1 million in fiscal 2024, compared to $33.7 million in fiscal 2023.

Equity in Earnings of Affiliates

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Equity in Earnings of Affiliates	$ 11,838	$ 541	2,088.2	$ 51,088	$ 42,754	19.5

Equity in earnings of affiliates increased for the fourth quarter and full year of fiscal 2024 as growth in the International segment's minority interests in Indonesia and the Philippines and the lapping of an impairment of a corporate venturing investment in the prior year were partially offset by weaker results for MegaMex Foods.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, including balances due to or from affiliates, are included on the Consolidated Statements of Financial Position as Investments in Affiliates. The composition of this line item as of October 27, 2024, was as follows:

In thousands	Investments in Affiliates
U.S.	$ 188,389
Foreign	531,092
Total	$ 719,481

Goodwill and Intangible Impairment

An impairment charge related to the *Justin's*® trade name of $28.4 million was recorded in the fourth quarter of fiscal 2023.

Interest and Investment Income and Interest Expense

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Interest and Investment Income	$ 4,980	$ (5,872)	184.8	$ 48,396	$ 14,828	226.4
Interest Expense	19,430	18,360	5.8	80,894	73,402	10.2

Interest and investment income increased in the fourth quarter of fiscal 2024 primarily due to favorable rabbi trust performance. Interest and investment income increased for the full year of fiscal 2024 due to favorable rabbi trust performance as well as higher cash balances and interest rates. Interest expense increased in fiscal 2024 due to higher interest rates on debt issued during the year.

Effective Tax Rate

	Fourth Quarter Ended		Fiscal Year Ended	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Effective Tax Rate	21.5 %	20.5 %	22.3 %	21.8 %

The effective tax rate for fiscal 2024 included a benefit from the purchase of federal energy tax credits. The fiscal 2023 effective tax rate included a benefit related to the deduction for foreign-derived intangible income that did not repeat in fiscal 2024. For additional information, refer to Note N - Income Taxes of the Notes to the Consolidated Financial Statements.

The Company expects the effective tax rate in fiscal 2025 to be between 22 and 23 percent.

SEGMENT RESULTS

Net sales and segment profit for each of the Company's reportable segments are set forth below. The Company does not allocate deferred compensation, non-recurring expenses associated with the T&M initiative, investment income, interest expense, or interest income to its segments when measuring performance. The Company also retains various other income and expenses at the corporate level. Equity in earnings of affiliates is included in segment profit; however, earnings attributable to the Company's corporate venturing investments and noncontrolling interests are excluded. These items are included below as Net Unallocated Expense and Noncontrolling Interest when reconciling to Earnings Before Income Taxes.

The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the profit and other financial information shown below.

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Net Sales						
Retail	$ 1,907,071	$ 1,983,253	(3.8)	$ 7,374,149	$ 7,749,039	(4.8)
Foodservice	1,046,008	1,032,353	1.3	3,845,118	3,639,492	5.6
International	185,012	182,474	1.4	701,529	721,479	(2.8)
Total Net Sales	$ 3,138,091	$ 3,198,079	(1.9)	$ 11,920,797	$ 12,110,010	(1.6)
Segment Profit						
Retail	$ 152,932	$ 118,660	28.9	$ 562,768	$ 577,690	(2.6)
Foodservice	154,340	167,571	(7.9)	596,292	595,682	0.1
International	27,058	9,511	184.5	92,084	55,234	66.7
Total Segment Profit	334,331	295,743	13.0	1,251,144	1,228,606	1.8
Net Unallocated Expense	54,064	49,485	9.3	215,304	214,482	0.4
Noncontrolling Interest	(236)	(452)	47.8	(407)	(653)	37.7
Earnings Before Income Taxes	$ 280,030	$ 245,805	13.9	$ 1,035,434	$ 1,013,472	2.2

Retail

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Volume (lbs.)	744,521	788,030	(5.5)	2,915,141	3,055,393	(4.6)
Net Sales	$ 1,907,071	$ 1,983,253	(3.8)	$ 7,374,149	$ 7,749,039	(4.8)
Segment Profit	152,932	118,660	28.9	562,768	577,690	(2.6)
Adjusted Segment Profit[1]	152,932	147,043	4.0	562,768	606,073	(7.1)

(1)   See the "Non-GAAP Measures" section below for a description of the Company's use of measures not defined by U.S. GAAP.

For the fourth quarter of fiscal 2024, growth from many branded items, including *Applegate*® natural and organic meats, *Hormel*® *Black Label*® bacon, the *SPAM*® family of products, *Jennie-O*® ground turkey, and *Hormel*® *Square Table*™ entrees was more than offset by volume and net sales declines driven by the Value Added Meats, Snacking & Entertaining, and Convenient Meals & Proteins verticals. Excluding the impact of last year's non-cash impairment charge, adjusted segment profit[1] increased due to continued benefits from lower logistics expenses and incremental savings from the T&M initiative.

Full year fiscal 2024 volume and net sales declined as value-added growth from many branded items was more than offset by declines in the Value Added Meats, Convenient Meals & Proteins, and Snacking & Entertaining verticals. For fiscal 2024, segment profit declined due to lower sales, lower equity in earnings of affiliates, and higher SG&A expenses. These declines were partially offset by the benefit from lower logistics expenses and savings from the T&M initiative. Additionally, a non-cash impairment charge of $28.4 million was recorded in the fourth quarter of fiscal 2023 associated with the *Justin's*® trade name.

In fiscal 2025, the Company expects modest net sales growth and comparable volumes for its Retail segment. Top line growth is expected to be supported by key categories, higher brand support, and innovation. Earnings are expected to grow compared to the prior year. Risks to this outlook include slowing consumer demand, unfavorable sales mix, and higher-than-expected operating costs.

Foodservice

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Volume (lbs.)	283,944	279,288	1.7	1,061,730	1,026,772	3.4
Net Sales	$ 1,046,008	$ 1,032,353	1.3	$ 3,845,118	$ 3,639,492	5.6
Segment Profit	154,340	167,571	(7.9)	596,292	595,682	0.1

Fourth quarter volume and net sales growth were driven by strong performance across the premium prepared proteins, salty snacks, turkey, bacon, and pizza toppings categories. Products such as Heritage Premium Meats offerings, *Hormel*® *Fire Braised*® meats, branded *Jennie-O*® turkey, *Planters*® snack nuts, and *Cafe H*® globally inspired proteins delivered top line growth. Segment profit decreased due to lower margins in Heritage Premium Meats, poultry, and pizza toppings as well as higher SG&A expenses.

Full year fiscal 2024 volume and net sales increased due to broad-based growth across many categories. Segment profit was comparable to prior year as the benefit from higher sales, lower logistics expenses, and savings from the T&M initiative were offset by lower fourth quarter margins and higher SG&A expenses.

In fiscal 2025, the Company anticipates year-over-year growth for volume, net sales, and segment profit from its Foodservice segment after removing the impacts from the Hormel Health Labs divestiture in the fourth quarter of fiscal 2024. Risks to this outlook include a softening of foodservice industry demand, lower-than-expected raw material markets which through market-based pricing can negatively impact net sales, and higher-than-expected operating costs.

International

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 27, 2024	October 29, 2023	% Change	October 27, 2024	October 29, 2023	% Change
Volume (lbs.)	79,737	88,128	(9.5)	311,419	329,573	(5.5)
Net Sales	$ 185,012	$ 182,474	1.4	$ 701,529	$ 721,479	(2.8)
Segment Profit	27,058	9,511	184.5	92,084	55,234	66.7

For the fourth quarter, net sales grew due to demand in China and strong branded exports for *SPAM*® luncheon meat and *Skippy*® peanut butter. Considerable volume declines in turkey exports resulted in lower volumes compared to prior year.

Segment profit for the quarter was significantly above the prior year, due to improved export margins, favorable results in China, and growth from our investments in the Philippines and Indonesia.

Full year fiscal 2024 volume and net sales declined as higher branded exports were more than offset by lower commodity exports and lower net sales in China. Segment profit increased significantly due to contribution from the Company's minority investments, improved mix and favorable costs in the Company's China business, and favorable export product mix.

In fiscal 2025, the Company anticipates year-over-year growth for volume, net sales, and segment profit from its International segment. Risks to this outlook include macroeconomic conditions in multinational markets, cost inflation, and potential political tariffs.

Unallocated Income and Expense

	Fourth Quarter Ended		Fiscal Year Ended	
In thousands	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Net Unallocated Expense	$ 54,064	$ 49,485	$ 215,304	$ 214,482
Noncontrolling Interest	(236)	(452)	(407)	(653)

For the fourth quarter of fiscal 2024, net unallocated expense increased as higher employee-related expenses and expenses related to the Company's T&M initiative were partially offset by favorable rabbi trust performance and a gain on the divestiture of Hormel Health Labs. For fiscal 2024, net unallocated expense was comparable to the prior year as expenses related to the Company's T&M initiative, higher employee-related expenses, and expenses related to antitrust settlements were offset by the lapping of an unfavorable arbitration ruling in the prior year, higher interest income, and favorable rabbi trust performance.

[1]NON-GAAP MEASURES

This filing includes measures of financial performance that are not defined by GAAP. The Company utilizes these non-GAAP measures to understand and evaluate operating performance on a consistent basis. These measures may also be used when making decisions regarding resource allocation and in determining incentive compensation. The Company believes these non-GAAP measures provide useful information to investors because they aid analysis and understanding of the Company's results and business trends relative to past performance and the Company's competitors. Non-GAAP measures are not intended to be a substitute for GAAP measures in analyzing financial performance. These non-GAAP measures are not calculated in accordance with GAAP and may be different from non-GAAP measures used by other companies.

Transform and Modernize (T&M) Initiative
In the fourth quarter of fiscal 2023, the Company announced a multi-year T&M initiative. In presenting non-GAAP measures, the Company adjusts for (i.e., excludes) expenses for this initiative that are non-recurring, comprised primarily of project-based external consulting fees and asset write-offs related to portfolio optimization (i.e., reducing the complexity and optimizing the assortment of the product portfolio). The Company believes that non-recurring costs associated with the T&M initiative are not reflective of the Company's ongoing operating cost structure; therefore, the Company is excluding these discrete costs. The Company does not adjust for (i.e., does not exclude) certain costs related to the T&M initiative that are expected to continue after the project ends, such as software license fees and internal employee expenses, because those costs are considered ongoing in nature as a component of normal operating costs. The Company also does not adjust for savings realized through the T&M initiative as these are considered ongoing in nature and reflect expected ongoing operating performance.

Legal Matters
From time to time, the Company incurs expenses related to discrete legal matters that the Company believes are not indicative of the Company's core operating performance, do not reflect expected future operating costs, and may not be meaningful when comparing the Company's operating performance against that of prior periods. The Company adjusts for (i.e., excludes) these expenses.

Litigation Settlements
In the second and third quarters of fiscal 2024, the Company entered into settlement agreements with certain plaintiffs in its pending antitrust litigation. See Note J - Commitments and Contingencies of the Notes to the Consolidated Financial Statements for additional information.

Arbitration Ruling
In the third quarter of fiscal 2023, the Company accrued for an unexpected, unfavorable arbitration ruling involving an isolated commercial dispute with a third party. This matter was settled in the fourth quarter of fiscal 2023.

Gain on Sale of Business

In the fourth quarter of fiscal 2024, the Company sold the Hormel Health Labs business, resulting in a gain on the sale. The Company believes the one-time benefit from the sale is not reflective of the Company's ongoing operating cost structure, is not indicative of the Company's core operating performance, and may not be meaningful when comparing the Company's operating performance against that of prior periods. Thus, the Company adjusted for (i.e. excluded) the gain.

Organic Net Sales

The non-GAAP adjusted financial measurement of organic net sales provides investors with additional information to facilitate the comparison of past and present operations. Organic net sales excludes the impact of the sale of the Hormel Health Labs business in the Foodservice segment in fiscal 2024.

Impairment Charges

In the fourth quarter of fiscal 2023, the Company incurred impairment charges associated with the *Justin's*® trade name and a corporate venturing investment. The Company believes that non-recurring costs for these impairments are not reflective of the Company's ongoing operating cost structure, are not indicative of the Company's core operating performance, do not reflect expected future operating costs, and may not be meaningful when comparing the Company's operating performance against that of prior periods; therefore, the Company is excluding these discrete costs.

The tables below show the calculations to reconcile from the GAAP measures to the non-GAAP measures presented in this Annual Report on Form 10-K. The tax impacts were calculated using the effective tax rate for the quarter in which the transactions occurred.

in thousands, except per share amounts	Fourth Quarter Ended		Fiscal Year Ended	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Cost of Products Sold (GAAP)	$ 2,616,861	$ 2,683,655	$ 9,898,659	$ 10,110,169
Transform and Modernize Initiative[1]	(910)	(944)	(5,557)	(944)
Adjusted Cost of Products Sold (Non-GAAP)	$ 2,615,950	$ 2,682,711	$ 9,893,102	$ 10,109,225
Gross Profit (GAAP)	$ 521,230	$ 514,425	$ 2,022,138	$ 1,999,841
Transform and Modernize Initiative[1]	910	944	5,557	944
Adjusted Gross Profit (Non-GAAP)	$ 522,140	$ 515,368	$ 2,027,695	$ 2,000,785
SG&A (GAAP)	$ 238,587	$ 216,546	$ 1,005,294	$ 942,167
Transform and Modernize Initiative[2]	(16,440)	(8,397)	(47,456)	(8,397)
Pork Antitrust Litigation Settlements	—	—	(11,750)	—
Red Meat Wages Antitrust Litigation Settlement	—	—	(13,500)	—
Poultry Wages Antitrust Litigation Settlement	—	—	(3,500)	—
Gain on Sale of Business	3,922	—	3,922	—
Arbitration Ruling	—	1,671	—	(68,329)
Adjusted SG&A (Non-GAAP)	$ 226,069	$ 209,820	$ 933,010	$ 865,441
Equity in Earnings of Affiliates (GAAP)	$ 11,838	$ 541	$ 51,088	$ 42,754
Impairment Charges	—	6,985	—	6,985
Adjusted Equity in Earnings of Affiliates (Non-GAAP)	$ 11,838	$ 7,526	$ 51,088	$ 49,739
Goodwill and Intangible Impairment (GAAP)	$ —	$ 28,383	$ —	$ 28,383
Impairment Charges	—	(28,383)	—	(28,383)
Adjusted Goodwill and Intangible Impairment (Non-GAAP)	$ —	$ —	$ —	$ —
Operating Income (GAAP)	$ 294,481	$ 270,037	$ 1,067,932	$ 1,072,046
Transform and Modernize Initiative[1][2]	17,350	9,340	53,013	9,340
Pork Antitrust Litigation Settlements	—	—	11,750	—
Red Meat Wages Antitrust Litigation Settlement	—	—	13,500	—
Poultry Wages Antitrust Litigation Settlement	—	—	3,500	—
Gain on Sale of Business	(3,922)	—	(3,922)	—
Arbitration Ruling	—	(1,671)	—	68,329
Impairment Charges	—	35,368	—	35,368
Adjusted Operating Income (Non-GAAP)	$ 307,909	$ 313,074	$ 1,145,773	$ 1,185,083

in thousands, except per share amounts	Fourth Quarter Ended		Fiscal Year Ended	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Earnings Before Income Taxes (GAAP)	$ 280,030	$ 245,805	$ 1,035,434	$ 1,013,472
Transform and Modernize Initiative[1][2]	17,350	9,340	53,013	9,340
Pork Antitrust Litigation Settlements	—	—	11,750	—
Red Meat Wages Antitrust Litigation Settlement	—	—	13,500	—
Poultry Wages Antitrust Litigation Settlement	—	—	3,500	—
Gain on Sale of Business	(3,922)	—	(3,922)	—
Arbitration Ruling	—	(1,671)	—	68,329
Impairment Charges	—	35,368	—	35,368
Adjusted Earnings Before Income Taxes (Non-GAAP)	$ 293,459	$ 288,843	$ 1,113,275	$ 1,126,509
Provision for Income Taxes (GAAP)	$ 60,070	$ 50,322	$ 230,803	$ 220,552
Transform and Modernize Initiative[1][2]	3,730	1,915	11,739	1,915
Pork Antitrust Litigation Settlements	—	—	2,644	—
Red Meat Wages Antitrust Litigation Settlement	—	—	2,930	—
Poultry Wages Antitrust Litigation Settlement	—	—	760	—
Gain on Sale of Business	(843)	—	(843)	—
Arbitration Ruling	—	(343)	—	14,847
Impairment Charges	—	7,250	—	7,250
Adjusted Provision for Income Taxes (Non-GAAP)	$ 62,957	$ 59,145	$ 248,031	$ 244,565
Net Earnings Attributable to Hormel Foods Corporation (GAAP)	$ 220,196	$ 195,935	$ 805,038	$ 793,572
Transform and Modernize Initiative[1][2]	13,620	7,426	41,274	7,426
Pork Antitrust Litigation Settlements	—	—	9,106	—
Red Meat Wages Antitrust Litigation Settlement	—	—	10,571	—
Poultry Wages Antitrust Litigation Settlement	—	—	2,741	—
Gain on Sale of Business	(3,078)	—	(3,078)	—
Arbitration Ruling	—	(1,328)	—	53,482
Impairment Charges	—	28,118	—	28,118
Adjusted Net Earnings Attributable to Hormel Foods Corporation (Non-GAAP)	$ 230,738	$ 230,150	$ 865,650	$ 882,597
Diluted Earnings Per Share (GAAP)	$ 0.40	$ 0.36	$ 1.47	$ 1.45
Transform and Modernize Initiative[1][2]	0.02	0.01	0.08	0.01
Pork Antitrust Litigation Settlements	—	—	0.02	—
Red Meat Wages Antitrust Litigation Settlement	—	—	0.02	—
Poultry Wages Antitrust Litigation Settlement	—	—	—	—
Gain on Sale of Business	(0.01)	—	(0.01)	—
Arbitration Ruling	—	—	—	0.10
Impairment Charges	—	0.05	—	0.05
Adjusted Diluted Earnings Per Share (Non-GAAP)	$ 0.42	$ 0.42	$ 1.58	$ 1.61

in thousands, except per share amounts	Fourth Quarter Ended		Fiscal Year Ended	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
SG&A as a Percent of Net Sales (GAAP)	7.6 %	6.8 %	8.4 %	7.8 %
Transform and Modernize Initiative[2]	(0.5)	(0.3)	(0.4)	(0.1)
Pork Antitrust Litigation Settlements	—	—	(0.1)	—
Red Meat Wages Antitrust Litigation Settlement	—	—	(0.1)	—
Poultry Wages Antitrust Litigation Settlement	—	—	—	—
Gain on Sale of Business	0.1	—	—	—
Arbitration Ruling	—	0.1	—	(0.6)
Adjusted SG&A as a Percent of Net Sales (Non-GAAP)	7.2 %	6.6 %	7.8 %	7.1 %

(1) Comprised primarily of asset write-offs related to portfolio optimization.
(2) Comprised primarily of project-based external consulting fees.

Adjusted Segment Profit (Non-GAAP)

	Fourth Quarter Ended					
	October 27, 2024			October 29, 2023		
In thousands	GAAP	Non-GAAP Adjustments[1]	Non-GAAP	GAAP	Non-GAAP Adjustments[2]	Non-GAAP
Segment Profit						
Retail	$ 152,932	$ —	$ 152,932	$ 118,660	$ 28,383	$ 147,043
Foodservice	154,340	—	154,340	167,571	—	167,571
International	27,058	—	27,058	9,511	—	9,511
Total Segment Profit	334,331	—	334,331	295,743	28,383	324,126
Net Unallocated Expense	54,064	(13,428)	40,636	49,485	(14,655)	34,830
Noncontrolling Interest	(236)	—	(236)	(452)	—	(452)
Earnings Before Income Taxes	$ 280,030	$ 13,428	$ 293,459	$ 245,805	$ 43,038	$ 288,843

(1) Net Unallocated Expense adjustments in the fourth quarter of fiscal 2024 comprised of non-recurring T&M initiative costs and the gain on the sale of Hormel Health Labs.

(2) Retail segment profit adjustment in the fourth quarter of fiscal 2023 is due to an impairment charge associated with the *Justin's*® trade name. Net Unallocated Expense adjustments for the fourth quarter of fiscal 2023 comprised of an unfavorable arbitration ruling, impairment charge associated with a corporate venturing investment, and non-recurring T&M initiative costs.

	Fiscal Year Ended					
	October 27, 2024			October 29, 2023		
In thousands	GAAP	Non-GAAP Adjustments[1]	Non-GAAP	GAAP	Non-GAAP Adjustments[2]	Non-GAAP
Segment Profit						
Retail	$ 562,768	$ —	$ 562,768	$ 577,690	$ 28,383	$ 606,073
Foodservice	596,292	—	596,292	595,682	—	595,682
International	92,084	—	92,084	55,234	—	55,234
Total Segment Profit	1,251,144	—	1,251,144	1,228,606	28,383	1,256,989
Net Unallocated Expense	215,304	(77,841)	137,463	214,482	(84,655)	129,827
Noncontrolling Interest	(407)	—	(407)	(653)	—	(653)
Earnings Before Income Taxes	$ 1,035,434	$ 77,841	$ 1,113,275	$ 1,013,472	$ 113,038	$ 1,126,509

(1) Net Unallocated Expense adjustments in fiscal 2024 comprised of non-recurring T&M initiative costs, litigation settlements for pork, red meat wages, and poultry wages antitrust cases, and the gain on the sale of Hormel Health Labs.

(2) Retail segment profit adjustment in fiscal 2023 is due to an impairment charge associated with the *Justin's*® trade name. Net Unallocated Expense adjustments in fiscal 2023 comprised of an unfavorable arbitration ruling, impairment charge associated with a corporate venturing investment, and non-recurring T&M initiative costs.

Forward-looking U.S. GAAP to Non-GAAP Measures

The tables below show the calculations to reconcile from the estimated fiscal 2025 GAAP measures to the estimated adjusted non-GAAP measures.

Fiscal 2025 Outlook - Organic Net Sales (Non-GAAP)

To facilitate the comparison of past and present net sales performance, the Company's fiscal 2025 outlook for net sales growth has been adjusted to reflect organic net sales. Organic net sales exclude the impact of the sale of the Hormel Health Labs business in the fourth quarter of fiscal 2024. The adjustment removes the full year fiscal 2024 net sales of the operation, which were reported within the Foodservice segment.

In thousands	Fiscal 2025 Outlook	2024 Results	Change
Net Sales (GAAP)	$ 11,900,000 - $ 12,200,000	$ 11,920,797	0 % - 2 %
Hormel Health Labs Divestiture	— - —	(107,643)	
Organic Net Sales (Non-GAAP)	$ 11,900,000 - $ 12,200,000	$ 11,813,154	1 % - 3 %

Fiscal 2025 Outlook - Adjusted Diluted Earnings per Share (Non-GAAP)

The non-GAAP measure of adjusted diluted earnings per share excludes estimated charges associated with the T&M initiative. The Company's strategic investments in the T&M initiative are expected to cease at the end of the investment period, are not expected to recur in the foreseeable future, and are not considered representative of the Company's underlying operating performance.

	Fiscal 2025 Outlook			
Diluted Earnings per Share (GAAP)	$	1.51	- $	1.65
Transform and Modernize Initiative		0.07	-	0.07
Adjusted Diluted Earnings per Share (Non-GAAP)	$	1.58	- $	1.72

Supplemental Financial Measures (Non-GAAP)

EBIT and EBITDA (Non-GAAP)

The Company provides earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA) because it believes these measures are useful to management and investors as indicators of operating performance net of non-operating income and expenses, and because they are commonly used to benchmark the Company's performance.

	Fiscal Year Ended	
In thousands	**October 27, 2024**	October 29, 2023
EBIT (Non-GAAP):		
Net Earnings Attributable to Hormel Foods Corporation	**$ 805,038**	$ 793,572
Plus: Income Tax Expense	**230,803**	220,552
Plus: Interest Expense	**80,894**	73,402
Less: Interest and Investment Income	**48,396**	14,828
EBIT (Non-GAAP)	**$ 1,068,339**	$ 1,072,698
EBITDA (Non-GAAP):		
EBIT per above	**1,068,339**	1,072,698
Plus: Depreciation and Amortization	**257,756**	253,311
EBITDA (Non-GAAP)	**$ 1,326,095**	$ 1,326,009

LIQUIDITY AND CAPITAL RESOURCES

When assessing its liquidity and capital resources, the Company evaluates cash and cash equivalents, short-term and long-term investments, income from operations, and borrowing capacity.

Cash Flow Highlights

	Fiscal Year Ended	
In millions	**October 27, 2024**	October 29, 2023
Cash and Cash Equivalents at End of Period	**$ 742**	$ 737
Cash Provided by (Used in) Operating Activities	**1,267**	1,048
Cash Provided by (Used in) Investing Activities	**(237)**	(690)
Cash Provided by (Used in) Financing Activities	**(1,030)**	(600)
Increase (Decrease) in Cash and Cash Equivalents	**5**	(246)

Cash and cash equivalents was comparable to the prior year, increasing $5 million during fiscal 2024. The Company repaid a portion of long-term debt by using existing cash on hand and the proceeds from new debt issued in fiscal 2024. Cash provided by operating activities has been sufficient to cover dividend payments and capital expenditures during fiscal 2024. The purchase of a minority interest in Garudafood was the primary driver of the decline in cash and cash equivalents in the prior year. Additional details related to significant drivers of cash flows are provided below.

Cash Provided by (Used in) Operating Activities
▪ Cash flows from operating activities were largely impacted by changes in operating assets and liabilities.
  – In fiscal 2024, inventory decreased $95 million due to a better alignment of product levels with customer demand as well as less turkey and associated feed supplies. The $36 million decrease in fiscal 2023 was a result of strategic inventory management efforts implemented to address elevated inventory levels.
  – Prepaid expenses and other assets decreased $13 million in fiscal 2024 compared to an increase of $69 million in fiscal 2023. This activity was primarily related to settlements associated with the Company's hedging activities.

- In fiscal 2024, accounts receivable was comparable to the prior year, decreasing $2 million. The $49 million decrease in fiscal 2023 was primarily due to timing of sales and more efficient collections.
- Accounts payable and accrued expenses decreased $27 million in fiscal 2024 related to the timing of payments which was partially offset by higher employee-related and promotional expenses. In fiscal 2023, accounts payable and accrued expenses decreased $141 million related to the timing of payments and lower promotional and incentive compensation expenses.

Cash Provided by (Used in) Investing Activities
- Capital expenditures were $256 million and $270 million in fiscal 2024 and 2023, respectively. The most notable projects in fiscal 2024 were investments for capacity expansions in Barron, Wisconsin and at the Jiaxing, China, facility. Significant projects for fiscal 2023 included investments in a new production line for the *SPAM*® family of products in Dubuque, Iowa, the initial phases of the transition from harvest to value-added capacity in Barron, Wisconsin, wastewater infrastructure in Austin, Minnesota, and pepperoni capacity in Omaha, Nebraska.
- In fiscal 2023, the Company purchased a minority interest in Garudafood for $426 million.

Cash Provided by (Used in) Financing Activities
- The Company paid $950 million of its senior unsecured notes upon maturity on June 3, 2024.
- Proceeds from the issuance of long-term debt were $498 million during fiscal 2024. The Company issued senior unsecured notes with an aggregate principal amount of $500 million due March 2027.
- Cash dividends paid to the Company's shareholders are an ongoing financing activity for the Company with payments totaling $615 million in fiscal 2024 and $593 million in fiscal 2023. The annualized dividend rate was $1.13 per share in fiscal 2024, compared to $1.10 per share in fiscal 2023.
- During fiscal 2023, the Company repurchased 310,000 shares of its common stock for $12 million.

Sources and Uses of Cash

The Company believes its balanced business model, with diversification across raw material inputs, channels, and categories, provides stability in ever-changing economic environments. The Company maintains a disciplined capital allocation strategy and uses a waterfall approach, which focuses first on core uses of cash, such as capital expenditures to maintain facilities, dividend returns to investors, mandatory debt repayments, and fulfillment of pension obligations. Next, the Company looks to strategic items in support of growth initiatives, such as other capital projects, acquisitions, additional dividend increases, and working capital investments. Finally, the Company evaluates opportunistic uses, including incremental debt repayment and share repurchases.

The Company believes its anticipated income from operations, cash on hand, borrowing capacity under the current unsecured revolving credit facility, and access to capital markets will be adequate to meet all short-term and long-term commitments. The Company continues to look for opportunities to make investments and acquisitions that align with its strategic priorities. The Company has multiple sources of liquidity to complete such investments and acquisitions. For example, the Company's historic ability to leverage its balance sheet through the issuance of debt has provided the flexibility to pursue strategic opportunities.

Dividend Payments

The Company remains committed to providing returns to investors through cash dividends. The Company has paid 385 consecutive quarterly dividends since becoming a public company in 1928. The Board of Directors approved an increased annual dividend rate for fiscal 2025, raising it to $1.16 per share from $1.13 per share, representing the 59th consecutive annual dividend increase.

Capital Expenditures

Capital expenditures are allocated to required maintenance and growth opportunities based on the needs of the business. Capital expenditures supporting growth opportunities in fiscal 2025 are expected to focus on projects related to value-added capacity, infrastructure, and new technology. Capital expenditures for fiscal 2025 are estimated to be $275 million to $300 million.

Debt

As of October 27, 2024, the Company's outstanding debt included $2.9 billion of fixed rate unsecured senior notes due in fiscal 2027, 2028, 2030, and 2051 with interest payable semi-annually. During fiscal 2024, the Company made $69 million of interest payments and the Company expects to make $73 million of interest payments in fiscal 2025 on these notes. On March 8, 2024, the Company issued senior unsecured notes with an aggregate principal amount of $500 million. These proceeds were used, along with cash on hand, to repay $950 million in senior unsecured notes which matured on June 3, 2024. See Note L - Long-term Debt and Other Borrowing Arrangements of the Notes to the Consolidated Financial Statements for additional information.

Borrowing Capacity

As a source of short-term financing, the Company maintains a $750 million unsecured revolving credit facility. The maximum commitment under this credit facility may be further increased by $375 million, generally by mutual agreement of the lenders and the Company, subject to certain customary conditions. Funds drawn from this facility may be used by the Company for general corporate purposes, which may include repaying existing debt, funding acquisitions, and for working capital or other general purposes. The lending commitments under the facility are scheduled to expire on May 6, 2026, at which time the Company will be required to pay in full all obligations then outstanding. As of October 27, 2024, the Company had no outstanding borrowings from this facility.

Debt Covenants

The Company's debt agreements contain customary terms and conditions including representations, warranties, and covenants. These debt covenants limit the ability of the Company to, among other things, incur debt for borrowed money secured by certain liens, or engage in certain sale and leaseback transactions, and the covenants require the Company to maintain certain consolidated leverage ratios. As of October 27, 2024, the Company was in compliance with all covenants in its debt agreements and expects to maintain compliance in the future.

Cash Held by International Subsidiaries

As of October 27, 2024, the Company's international subsidiaries held $225 million of cash and cash equivalents. The Company maintains all undistributed earnings as permanently reinvested. The Company evaluates the balance and uses of cash held internationally based on the needs of the business.

Share Repurchases

The Company is authorized to repurchase 3,677,494 shares of common stock as part of an existing plan approved by the Company's Board of Directors. Under the share repurchase authorization, the Company may repurchase shares periodically, depending on market conditions and other factors, and may do so in open market purchases or privately negotiated transactions. The share repurchase authorization has no expiration date. The Company did not repurchase any shares of stock during fiscal 2024. The Company continues to evaluate share repurchases as part of its capital allocation strategy.

Commitments

The Company's material cash commitments as of October 27, 2024 are as follows:

			Payments Due by Periods		
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Commitments[1]	$ 2,597	$ 1,235	$ 940	$ 246	$ 177
Debt Repayments[2]	2,850	—	500	750	1,600
Interest Payments on Long-term Debt[2]	713	73	134	85	421
Pension & Other Post-retirement Benefit Payments[3]	1,172	107	224	233	609
Lease Obligations[4]	205	46	71	45	43
Other Commitments[5]	69	45	24	—	—

(1) The Company commits to purchase quantities of livestock, grain, and other raw materials to ensure a steady supply of production inputs. The Company uses hedging programs to manage price risk associated with a portion of the future grain and hog commitments. The purchase commitments listed above do not reflect the impact of the hedging instruments that manage the risk of fluctuating commodity markets. See Note F - Derivatives and Hedging and Note J - Commitments and Contingencies of the Notes to the Consolidated Financial Statements for additional information.

(2) As of October 27, 2024, the Company's outstanding debt included unsecured senior notes due in fiscal 2027, 2028, 2030, and 2051. The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. See Note L - Long-term Debt and Other Borrowing Arrangements of the Notes to the Consolidated Financial Statements for additional information.

(3) Represents pension and other post-retirement benefit payments related to the Company's unfunded defined benefit plans. Benefit payments reflect expectations for the next ten years as estimates are not readily available beyond that point. See Note G - Pension and Other Post-Retirement Benefits of the Notes to the Consolidated Financial Statements for additional information.

(4) See Note K - Leases of the Notes to the Consolidated Financial Statements for additional detail. Lease payments exclude $36.0 million of legally binding minimum lease payments for leases signed but not yet commenced.

(5) Includes obligations related to infrastructure improvements supporting various manufacturing facilities and a media advertising agreement.

Off Balance Sheet Arrangements

As of October 27, 2024, the Company had $49.3 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs. This amount includes revocable standby letters of credit totaling $2.7 million for obligations of an affiliated party that may arise under workers' compensation claims. Letters of credit are not reflected on the Consolidated Statements of Financial Position.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. See Note A - Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for additional information.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting estimates:

Trade Promotions

Description: The Company promotes products through consumer incentives and trade promotions. These promotional programs include, but are not limited to, discounts, slotting fees, coupons, rebates, and in-store display incentives. Customer trade promotion and consumer incentive activities are recorded as a reduction to revenue and a corresponding accrued liability based on amounts estimated as variable consideration.

Judgments and Uncertainties: The Company estimates variable consideration associated with promotional programs using the expected value method to determine the total expected consideration. Estimating variable consideration requires judgment and is based largely on an assessment of anticipated performance informed by historical experience, expected participation, and current market trends.

Sensitivity of Estimate to Change: The liability relating to these promotional activities is based on a review of the outstanding contracts for which performance has taken place but which remain unpaid. As of October 27, 2024 and October 29, 2023, the Company's accrued trade promotion liabilities were $81.8 million and $64.1 million, respectively.

Income Taxes

Description: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Judgments and Uncertainties: The Company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Judgment is required in evaluating the Company's tax positions and determining its annual tax provision.

Sensitivity of Estimate to Change: While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its financial statements when it is more likely than not the position will be sustained upon examination, based on its technical merits. The position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change. As of October 27, 2024, the Company had $20.1 million of unrecognized tax benefits, including estimated interest and penalties, recorded in Other Long-term Liabilities.

Goodwill and Other Indefinite-Lived Intangibles

Description: Other indefinite-lived intangible assets primarily include trade names obtained through business acquisitions which are originally recorded at their estimated fair values at the date of acquisition. Goodwill is the residual after allocating the purchase price to net assets acquired and is allocated across the Company's reporting units: Retail, Foodservice, and International. Goodwill and indefinite-lived intangible assets are not amortized but tested annually for impairment, or more frequently if impairment indicators arise. If the carrying value of the reporting unit or indefinite-lived intangible asset exceeds the estimated fair value, it is considered impaired which requires a reduction to earnings. See Note A - Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for additional details regarding the Company's procedures.

Judgments and Uncertainties: Determining whether impairment indicators exist and estimating the fair value of the Company's goodwill reporting units and indefinite-lived intangible assets for impairment testing requires significant judgment. Indefinite-lived trade names are evaluated for impairment using an income approach utilizing the relief from royalty method. Significant assumptions include royalty rate, annual projected revenue, discount rate, and estimated long-term growth rate. Estimating the fair value of goodwill reporting units using the discounted cash flow model requires management to make assumptions and projections of future cash flows, revenues, earnings, discount rates, long-term growth rates, and other factors.

Sensitivity of Estimate to Change: The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with the Company's operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

During the fourth quarter of fiscal 2024, the Company performed a qualitative assessment to evaluate its goodwill and indefinite-lived intangible assets for impairment. No impairment charges were recorded as a result of the testing.

Fiscal 2024 net sales for *Planters*® snack nuts were negatively impacted by production disruptions at the Suffolk, Virginia, facility. The Company believes these impacts are short term in nature (less than one year) and projects sales to recover to historical levels shortly after supply normalizes. Should the impact last longer, or be more severe than currently anticipated, it is likely the Company would have to recognize an impairment charge on this trade name, which is currently valued at $675 million.

Pension and Other Post-Retirement Benefits

Description: The Company sponsors several defined benefit pension and post-retirement health care benefit plans and recognizes the associated expenses, assets, and liabilities.

Judgments and Uncertainties: In accounting for these employment costs and the associated benefit obligations, management must make a variety of assumptions and estimates including mortality rates, discount rates, compensation increases, expected return on plan assets, health care cost trend rates, and interest crediting rates. The Company considers historical data as well as current facts and circumstances when determining these estimates. Expected long-term rate of return on plan assets is based on fair value, composition of the asset portfolio, historical long-term rates of return, and estimates of future performance. Mortality and discount rates used are based on actuarial tables elected at each fiscal year-end. The Company uses third-party specialists to assist in the determination of these estimates and the calculation of certain employee benefit expenses and the outstanding obligation.

Benefit plan assets are reported at fair value. Due to the lack of readily available market prices, fund managers value private equity investments using models that include a combination of available market data and unobservable inputs that consider earnings multiples, discounted cash flows, and other qualitative and quantitative factors. Other benefit plan investments are measured at Net Asset Value (NAV) per share of the fund's underlying investments as a practical expedient.

Sensitivity of Estimate to Change: The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, interest crediting rate, and the health care cost trend rate have a significant impact on the amounts reported for the benefit plans. For the year ended October 27, 2024, the Company had $1.3 billion and $191.6 million in pension benefit obligation and post-retirement benefit obligation, respectively. For fiscal 2025, the Company expects pension benefit costs of $44.9 million and post-retirement benefit costs of $9.9 million. A one-percentage-point change in these rates would have the following effects:

| | One-Percentage-Point | | | |
| | Benefit Cost | | Benefit Obligation | |
In millions	Increase	Decrease	Increase	Decrease
Pension Benefits				
Discount Rate	$ (13.2)	$ 15.8	$ (133.5)	$ 162.4
Expected Long-term Rate of Return on Plan Assets	(12.9)	12.9	—	—
Rate of Future Compensation Increase	3.1	(2.7)	4.3	(3.7)
Interest Crediting Rate	5.6	(4.7)	16.8	(14.2)
Post-retirement Benefits				
Discount Rate	$ (0.2)	$ (0.9)	$ (13.8)	$ 16.0
Health Care Cost Trend Rate	0.9	(0.8)	15.8	(13.9)

As of October 27, 2024, the Company had $87.3 million of private equity and real estate funds and $724.5 million of investments carried at NAV. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate these risks by performing various procedures, such as comparing the expected returns based on appropriate benchmarks to reported market values and performing price tests on certain underlying investments. Additionally, a look back comparison of values from audited financial statements to unaudited statements and roll forward calculations of known cash activity are completed to obtain further assurance of reporting accuracy. These procedures cover a majority of the value held in the private equity and NAV investments for each investment type. Variances larger than specified thresholds are investigated further to verify the reported values are reasonable.

See Note G - Pension and Other Post-Retirement Benefits of the Notes to the Consolidated Financial Statements for additional information.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various forms of market risk as a part of its ongoing business practices including commodity price risk, interest rate risk, foreign currency exchange rate risk, and investment risk, among others.

Commodity Price Risk: The Company is subject to commodity price risk through grain, lean hog, natural gas, and diesel fuel markets. To reduce these exposures and offset the fluctuations caused by changes in market conditions, the Company employs hedging programs. These programs utilize futures, swaps, and options contracts and are accounted for as cash flow hedges. The fair value of the Company's cash flow commodity contracts as of October 27, 2024, was $(5.9) million compared to $(17.1) million as of October 29, 2023. The Company measures its market risk exposure on its cash flow commodity contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices. A 10 percent decrease in the market price would have negatively impacted the fair value of the Company's cash flow commodity contracts as of October 27, 2024, by $26.7 million, which in turn would lower the Company's future cost on purchased commodities by a similar amount.

Interest Rate Risk: The Company is subject to interest rate risk primarily from changes in fair value of long-term fixed rate debt. As of October 27, 2024, the Company's long-term debt had a fair value of $2.5 billion compared to $2.7 billion as of October 29, 2023. The Company measures its market risk exposure of long-term fixed rate debt using a sensitivity analysis, which considers a 10 percent change in interest rates. A 10 percent decrease in interest rates would have positively impacted the fair value of the Company's long-term debt as of October 27, 2024, by $73.8 million. A 10 percent increase would have negatively impacted the long-term debt by $68.9 million.

Foreign Currency Exchange Rate Risk: The fair values of certain of the Company's assets are subject to fluctuations in foreign currency exchange rates. The Company's net asset position in foreign currencies as of October 27, 2024, was $1.2 billion, compared to $1.1 billion as of October 29, 2023, with most of the exposure existing in Chinese yuan, Indonesian rupiah and Brazilian real. The Company currently does not use market risk sensitive instruments to manage this risk.

Investment Risk: The Company has corporate-owned life insurance policies classified as trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 27, 2024, the balance of these securities totaled $209.7 million compared to $188.2 million as of October 29, 2023. The rabbi trust is invested primarily in fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments as unrealized gains and losses associated with these securities are included in the Company's net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have negatively impacted the Company's pre-tax earnings by approximately $10.0 million, while a 10 percent increase in value would have a positive impact of the same amount.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the Company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the standards of the U.S. Public Company Accounting Oversight Board and includes a review of the Company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a–15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our evaluation under the framework in *Internal Control - Integrated Framework*, we concluded that our internal control over financial reporting was effective as of October 27, 2024. Our internal control over financial reporting as of October 27, 2024, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ James P. Snee

James P. Snee
Chairman of the Board,
President and Chief Executive Officer

/s/ Jacinth C. Smiley

Jacinth C. Smiley
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hormel Foods Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Hormel Foods Corporation's internal control over financial reporting as of October 27, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hormel Foods Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of October 27, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of October 27, 2024 and October 29, 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' investment and cash flows for each of the three years in the period ended October 27, 2024, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated December 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

December 5, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hormel Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation (the Company) as of October 27, 2024 and October 29, 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' investment and cash flows for each of the three years in the period ended October 27, 2024, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 27, 2024 and October 29, 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 27, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 27, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Pension Plan Assets

Description of the Matter	At October 27, 2024, the Company had $1.3 billion in plan assets related to the defined benefit pension plans. This includes $87.3 million of private equity and real estate funds and $724.5 million of investments recorded at net asset value (NAV).
	Auditing the fair value of these investments is challenging because of the higher estimation uncertainty of the inputs to the fair value calculations, including the underlying NAVs, discounted cash flow valuations, comparable market valuations, and adjustments for currency, credit liquidity and other risks. Additionally, certain information regarding the fair value of these investments is based on unaudited information available to management at the time of valuation.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls addressing the risk of material misstatement relating to the valuation of these investments. This included testing management's review controls over the valuation of these investments, for example, a review of fund performance in comparison to the selected benchmark returns and independent price testing of the underlying investments of certain funds. We also tested management's review of the valuation of private equity, hedge funds and real estate funds, which included performing a look back comparison of fair values from audited financial statements to unaudited financial statements and rolling forward the balance using cash flows and predicting the ending market value using benchmark returns.
	Our audit procedures included, among others, inquiring of management and the investment advisor regarding changes to the investment portfolio, investment strategies, and valuation policies. We confirmed the completeness of the investments and ownership interest directly with the fund managers. We performed a hindsight analysis comparing the fair value of the investments using the most recently available financial statements of the fund to management's recorded value as of the date of the audited financial statements of the fund. We rolled forward the fair value of certain investments from the date of the audited financial statements of the funds to the measurement date by predicting income from the date of the audited financial statements to the measurement date using a relevant benchmark return and evaluating activity (e.g. purchases, sales) to calculate the fair value of the funds recorded by management as of the measurement date. Additionally, we inspected the trust statement for observable transactions near year end to compare to the estimated fair value.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1931.

Minneapolis, Minnesota

December 5, 2024

Consolidated Statements of Operations

		Fiscal Year Ended	
In thousands, except per share amounts	**October 27, 2024**	October 29, 2023	October 30, 2022
Net Sales	$ **11,920,797**	$ 12,110,010	$ 12,458,806
Cost of Products Sold	**9,898,659**	10,110,169	10,294,120
Gross Profit	**2,022,138**	1,999,841	2,164,686
Selling, General, and Administrative	**1,005,294**	942,167	879,265
Equity in Earnings of Affiliates	**51,088**	42,754	27,185
Goodwill and Intangible Impairment	**—**	28,383	—
Operating Income	**1,067,932**	1,072,046	1,312,607
Interest and Investment Income	**48,396**	14,828	28,012
Interest Expense	**80,894**	73,402	62,515
Earnings Before Income Taxes	**1,035,434**	1,013,472	1,278,103
Provision for Income Taxes	**230,803**	220,552	277,877
Net Earnings	**804,631**	792,920	1,000,226
Less: Net Earnings (Loss) Attributable to Noncontrolling Interest	**(407)**	(653)	239
Net Earnings Attributable to Hormel Foods Corporation	$ **805,038**	$ 793,572	$ 999,987
Net Earnings Per Share:			
Basic	$ **1.47**	$ 1.45	$ 1.84
Diluted	$ **1.47**	$ 1.45	$ 1.82
Weighted-average Shares Outstanding:			
Basic	**548,129**	546,421	544,918
Diluted	**548,832**	548,982	549,566

See Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

In thousands	Fiscal Year Ended		
	October 27, 2024	October 29, 2023	October 30, 2022
Net Earnings	$ 804,631	$ 792,920	$ 1,000,226
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation	15,618	3,588	(39,393)
Pension and Other Benefits	(3,333)	11,632	65,587
Derivatives and Hedging	11,075	(38,940)	(5,267)
Equity Method Investments	(14,050)	6,847	—
Total Other Comprehensive Income (Loss)	9,310	(16,874)	20,927
Comprehensive Income	813,941	776,045	1,021,153
Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interest	(18)	(836)	(542)
Comprehensive Income Attributable to Hormel Foods Corporation	$ 813,959	$ 776,881	$ 1,021,695

See Notes to the Consolidated Financial Statements

Consolidated Statements of Financial Position

In thousands, except share and per share amounts	October 27, 2024	October 29, 2023
Assets		
Cash and Cash Equivalents	$ 741,881	$ 736,532
Short-term Marketable Securities	24,742	16,664
Accounts Receivable (Net of Allowance for Doubtful Accounts of $3,712 at October 27, 2024 and $3,557 at October 29, 2023)	817,908	817,391
Inventories	1,576,300	1,680,406
Taxes Receivable	50,380	7,242
Prepaid Expenses and Other Current Assets	35,265	39,014
Total Current Assets	3,246,476	3,297,249
Goodwill	4,923,487	4,928,464
Other Intangibles	1,732,705	1,757,171
Pension Assets	205,964	204,697
Investments in Affiliates	719,481	725,121
Other Assets	411,889	370,252
Property, Plant, and Equipment		
Land	75,159	74,626
Buildings	1,503,519	1,458,354
Equipment	2,905,058	2,781,730
Construction in Progress	228,726	195,665
Less: Allowance for Depreciation	(2,517,734)	(2,344,557)
Net Property, Plant, and Equipment	2,194,728	2,165,818
Total Assets	$ 13,434,729	$ 13,448,772
Liabilities and Shareholders' Investment		
Accounts Payable	$ 735,604	$ 771,397
Accrued Expenses	66,380	51,679
Accrued Marketing Expenses	108,156	87,452
Employee-related Expenses	283,490	263,330
Interest and Dividends Payable	175,941	172,178
Taxes Payable	21,916	15,212
Current Maturities of Long-term Debt	7,813	950,529
Total Current Liabilities	1,399,299	2,311,776
Long-term Debt Less Current Maturities	2,850,944	2,358,719
Pension and Post-retirement Benefits	379,891	349,268
Deferred Income Taxes	589,366	498,106
Other Long-term Liabilities	211,219	191,917
Shareholders' Investment		
Preferred Stock, Par Value $0.01 a Share — Authorized 160,000,000 Shares; Issued — None	—	—
Common Stock, Nonvoting, Par Value $0.01 a Share — Authorized 400,000,000 Shares; Issued — None	—	—
Common Stock, Par Value $0.01465 a Share — Authorized 1,600,000,000 Shares; Issued 548,605,305 Shares October 27, 2024 Issued 546,599,420 Shares October 29, 2023	8,037	8,007
Additional Paid-in Capital	571,178	506,179
Accumulated Other Comprehensive Loss	(263,331)	(272,252)
Retained Earnings	7,677,537	7,492,952
Hormel Foods Corporation Shareholders' Investment	7,993,420	7,734,885
Noncontrolling Interest	10,590	4,100
Total Shareholders' Investment	8,004,011	7,738,985
Total Liabilities and Shareholders' Investment	$ 13,434,729	$ 13,448,772

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Investment

In thousands, except per share amounts	Hormel Foods Corporation Shareholders								
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders' Investment
	Shares	Amount	Shares	Amount					
Balance at October 31, 2021	542,412	$ 7,946	—	$ —	$ 360,336	$ 6,881,870	$ (277,269)	$ 5,478	$ 6,978,360
Net Earnings (Loss)						999,987		239	1,000,226
Other Comprehensive Income (Loss)							21,708	(782)	20,927
Stock-based Compensation Expense	37	1			27,786				27,786
Exercise of Stock Options/ Restricted Shares	3,787	55			79,871				79,927
Declared Dividends — $1.04 per Share					1,475	(568,482)			(567,007)
Balance at October 30, 2022	546,237	$ 8,002	—	$ —	$ 469,468	$ 7,313,374	$ (255,561)	$ 4,936	$ 7,540,219
Net Earnings (Loss)						793,572		(653)	792,920
Other Comprehensive Income (Loss)							(16,691)	(183)	(16,874)
Purchases of Common Stock			(310)	(12,303)					(12,303)
Stock-based Compensation Expense	44	—			24,077				24,077
Exercise of Stock Options/ Restricted Shares	629	9			12,009				12,018
Shares Retired	(310)	(5)	310	12,303	(277)	(12,021)			—
Declared Dividends — $1.10 per Share					902	(601,974)			(601,072)
Balance at October 29, 2023	546,599	$ 8,007	—	$ —	$ 506,179	$ 7,492,952	$ (272,252)	$ 4,100	$ 7,738,985
Net Earnings (Loss)						805,038		(407)	804,631
Other Comprehensive Income (Loss)							8,921	389	9,310
Contribution from Noncontrolling Interest								6,508	6,508
Stock-based Compensation Expense	54	1			23,231				23,233
Exercise of Stock Options/ Restricted Shares	1,951	28			40,685				40,713
Declared Dividends — $1.13 per Share					1,083	(620,453)			(619,370)
Balance at October 27, 2024	548,605	$ 8,037	—	$ —	$ 571,178	$ 7,677,537	$ (263,331)	$ 10,590	$ 8,004,011

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands	October 27, 2024	October 29, 2023	October 30, 2022
	Fiscal Year Ended		
Operating Activities			
Net Earnings	$ 804,631	$ 792,920	$ 1,000,226
Adjustments to Reconcile to Net Cash Provided by (Used in) Operating Activities:			
Depreciation	233,827	227,331	213,026
Amortization	23,929	25,980	22,859
Equity in Earnings of Affiliates	(51,088)	(42,754)	(27,185)
Distributions Received from Equity Method Investees	46,055	38,160	43,039
Provision for Deferred Income Taxes	87,670	31,794	177,000
Non-cash Investment Activities	(23,557)	(2,392)	19,298
Stock-based Compensation Expense	23,233	24,077	24,943
Operating Lease Cost	37,590	29,072	20,633
Goodwill and Intangible Impairment	—	28,383	—
Other Non-cash, Net	16,292	20,034	12,931
Changes in Operating Assets and Liabilities, Net of Divestitures:			
Decrease (Increase) in Accounts Receivable	1,899	48,998	28,365
Decrease (Increase) in Inventories	95,283	35,714	(351,663)
Decrease (Increase) in Prepaid Expenses and Other Assets	13,143	(68,666)	(15,460)
Increase (Decrease) in Pension and Post-retirement Benefits	24,350	18,272	(29,392)
Increase (Decrease) in Accounts Payable and Accrued Expenses	(27,200)	(140,519)	(14,511)
Increase (Decrease) in Net Income Taxes Payable	(39,317)	(18,557)	10,869
Net Cash Provided by (Used in) Operating Activities	1,266,738	1,047,847	1,134,977
Investing Activities			
Net Sale (Purchase) of Securities	(6,088)	(42)	2,493
Proceeds from Sale of Business	25,006	—	—
Purchases of Property, Plant, and Equipment	(256,441)	(270,211)	(278,918)
Proceeds from Sales of Property, Plant, and Equipment	474	5,322	1,224
Proceeds from (Purchases of) Affiliates and Other Investments	(7,970)	(427,709)	2,404
Proceeds from Company-owned Life Insurance	8,112	3,096	14,761
Net Cash Provided by (Used in) Investing Activities	(236,907)	(689,544)	(258,037)
Financing Activities			
Proceeds from Long-term Debt	497,765	1,980	—
Payment of Debt Issuance Costs	(1,105)	—	—
Repayments of Long-term Debt and Finance Leases	(959,017)	(8,827)	(8,673)
Dividends Paid on Common Stock	(614,960)	(592,932)	(557,839)
Share Repurchase	—	(12,303)	—
Proceeds from Exercise of Stock Options	40,713	12,018	79,827
Proceeds from Noncontrolling Interest	6,508	—	—
Net Cash Provided by (Used in) Financing Activities	(1,030,096)	(600,064)	(486,684)
Effect of Exchange Rate Changes on Cash	5,614	(3,814)	(21,679)
Increase (Decrease) in Cash and Cash Equivalents	5,349	(245,575)	368,577
Cash and Cash Equivalents at Beginning of Year	736,532	982,107	613,530
Cash and Cash Equivalents at End of Year	$ 741,881	$ 736,532	$ 982,107
Supplemental Non-cash Financing and Investing Activities:			
Purchases of Property, Plant, and Equipment included in Accounts Payable	$ 21,996	$ 21,175	$ 19,104

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Hormel Foods Corporation (the Company) and all its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits. Financial information from certain foreign subsidiaries is reported on a one-month lag.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Rounding: Certain amounts in the Consolidated Financial Statements and associated notes may not foot due to rounding. All percentages have been calculated using unrounded amounts.

Fiscal Year: The Company's fiscal year ends on the last Sunday in October. Fiscal years 2024, 2023, and 2022 consisted of 52 weeks. Fiscal year 2025 will consist of 52 weeks.

Reportable Segments: As of October 30, 2022, the Company had four operating and reportable segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, and International and Other. At the beginning of fiscal 2023, the Company transitioned to a new strategic operating model, which aligns its businesses to be more agile, consumer and customer focused, and market driven. Effective on October 31, 2022, the Company operates with the following three operating and reportable segments: Retail, Foodservice, and International, which are consistent with how the Company's chief operating decision maker assesses performance and allocates resources. This change had no impact on the consolidated results of operations, financial position, shareholders' investment, or cash flows. Prior period segment results have been retrospectively recast to reflect the new reportable segments.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company's cash equivalents as of October 27, 2024 and October 29, 2023, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. The Net Asset Value (NAV) of the Company's money market funds is based on the market value of the securities in the portfolio.

Fair Value Measurements: Pursuant to the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the Consolidated Financial Statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3: Unobservable inputs that reflect an entity's own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

See additional discussion regarding the Company's fair value measurements in Note F - Derivatives and Hedging, Note G - Pension and Other Post-Retirement Benefits, and Note I - Fair Value Measurements.

Compensation: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred compensation plans. The rabbi trust is reflected in Other Assets and deferred compensation liabilities in Other Long-term Liabilities on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in Interest and Investment Income on the Consolidated Statements of Operations. The Company also has corporate-owned life insurance policies on certain participants in the deferred compensation plans. The cash surrender value of these policies is included in Other Assets on the Consolidated Statements of Financial Position.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined principally under the average cost method. Adjustments to the Company's lower of cost or net realizable value inventory reserve are reflected in Cost of Products Sold in the Consolidated Statements of Operations.

Property, Plant, and Equipment: Property, Plant, and Equipment are stated at cost and the Company recognizes depreciation using the straight-line method over the estimated useful life of the assets. Costs associated with software developed or obtained for internal use, including third-party development fees incurred during the application development stage, are capitalized and amortized on a straight-line basis. Depreciation has been computed principally using asset lives of 20 to 40 years for buildings and 3 to 14 years for software and equipment.

Leases: The Company determines if an arrangement contains a lease at inception. Right-of-use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the commencement date. Leases with an initial term of twelve months or less are not recorded on the Consolidated Statements of Financial Position. The Company combines lease and non-lease components together in determining the minimum lease payments for all leases.

The length of the lease term used in recording right-of-use assets and lease liabilities is based on the contractually required lease term adjusted for any options to renew, early terminate, or purchase the lease that are reasonably certain of being exercised. Most leases include one or more options to renew or terminate. The exercise of lease renewal and termination options is at the Company's discretion and generally is not reasonably certain at lease commencement. The Company's lease agreements typically do not contain material residual value guarantees. The Company has one lease with an immaterial residual value guarantee that is included in the minimum lease payments.

Certain lease agreements include rental payment increases over the lease term that can be fixed or variable. Fixed payment increases and variable payment increases based on an index or rate are included in the initial lease liability using the index or rate at commencement date. Variable payment increases not based on an index or rate are recognized as incurred.

If the rate implicit in the lease is not readily determinable, the Company used its periodic incremental borrowing rate, based on the information available at commencement date, to determine the present value of future lease payments. Leases and right-of-use assets that existed prior to the adoption of Accounting Standards Update 2016-02, *Leases (Topic 842)* were valued using the incremental borrowing rate on October 28, 2019.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets: Definite-lived intangible assets are amortized over their estimated useful lives. The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. The Company recorded no material impairment charges for long-lived or definite-lived assets in fiscal years 2024, 2023, or 2022.

Goodwill and Other Indefinite-Lived Intangibles: Indefinite-lived intangible assets are originally recorded at their estimated fair values at the date of acquisition. Goodwill is the residual after allocating the purchase price to net assets acquired. Acquired goodwill and other indefinite-lived intangible assets are allocated to reporting units that will receive the related benefits. Goodwill and indefinite-lived intangible assets are tested annually for impairment during the fourth quarter or more frequently if impairment indicators arise.

See additional discussion regarding the Company's goodwill and intangible assets in Note C - Goodwill and Intangible Assets.

Goodwill

In conducting the annual impairment test for goodwill, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (> 50 percent likelihood) the fair value of any reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, the Company may elect to proceed directly to the quantitative impairment test.

In conducting a qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests. Additionally, the Company assesses factors that may impact the business's financial results such as macroeconomic conditions and the related impact, market-related exposures, plans to market for sale all or a portion of the business, competitive changes, new or discontinued product lines, and changes in key personnel.

If performed, the quantitative goodwill impairment test is performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. If the quantitative assessment results in the carrying value exceeding the fair value of any reporting unit, the results from the quantitative analysis will be relied upon to determine both the existence and amount of goodwill impairment. An impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

As a result of organizational changes in the first quarter of fiscal 2023, the Company conducted an assessment of its operating segments and reporting units. Based on this analysis, goodwill was reallocated using the relative fair value approach. Prior to the goodwill reallocation, an impairment assessment was performed which indicated no impairment to the Company's reporting units. Subsequent to the goodwill reallocation, the Company completed quantitative impairment testing on each new reporting unit. The fair value of each reporting unit exceeded its carrying amount; therefore, no impairment charges were recorded.

During the fourth quarter of fiscal 2024, the Company completed its annual goodwill impairment tests by performing qualitative assessments. No impairment charges were recorded as a result of the annual assessments in fiscal years 2024, 2023, and 2022.

Indefinite-Lived Intangibles
In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50 percent likelihood) an indefinite-lived intangible asset is impaired. If the Company concludes this is the case, a quantitative test for impairment must be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests. Additionally, each operating segment assesses items that may impact the value of their intangible assets or the applicable royalty rates to determine if impairment may be indicated.

If performed, the quantitative impairment test compares the fair value and carrying amount of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections, discount rates and royalty rates. If the carrying amount exceeds fair value, the indefinite-lived intangible asset is considered impaired, and an impairment charge is recorded for the difference. Even if not required, the Company may elect to perform the quantitative test in order to gain further assurance in the qualitative assessment.

During the fourth quarter of fiscal 2024, 2023, and 2022, the Company completed its annual indefinite-lived asset impairment tests by performing qualitative assessments. In fiscal 2023, the qualitative assessment determined the *Justin's*® trade name was more likely than not impaired, and the Company performed a quantitative impairment test. As a result of the quantitative impairment test, a $28.4 million intangible asset impairment charge was recorded for the *Justin's*® trade name. No other impairment charges were recorded as a result of the assessments in fiscal years 2024, 2023, and 2022.

Pension and Other Post-retirement Benefits: The Company has elected to use the corridor approach to recognize expenses related to its defined benefit pension and other post-retirement benefit plans. Under the corridor approach, actuarial gains or losses resulting from experience and changes in assumptions are deferred and amortized over future periods. For the defined benefit pension plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year. For the other post-retirement plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10 percent of the accumulated pension benefit obligation at the beginning of the year. For plans with primarily active participants, net gains or losses in excess of the corridor are amortized over the average remaining service period of participating employees expected to receive benefits under those plans. For plans with primarily inactive participants, net gains or losses in excess of the corridor are amortized over the average remaining life of the participants receiving benefits under those plans.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the ongoing operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, antitrust regulations, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, government agencies, or suppliers. The Company establishes accruals for its potential exposure for claims when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of probable losses, but no amount within the range is more likely than another, the Company records the amount at the low end of the range. The Company also discloses the nature of claims against the Company when losses are reasonably possible and material; in this situation, the Company also discloses an estimate of the possible loss, range of loss, or that an estimate cannot be made.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the date of the Consolidated Statements of Financial Position. Amounts in the Consolidated Statements of Operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of Accumulated Other Comprehensive Loss within Shareholders' Investment.

When calculating foreign currency translation, the Company has deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Derivatives and Hedging Activity: The Company uses derivative instruments to manage its exposure to commodity prices and interest rates. Hedge accounting is used for cash flow and fair value hedging programs that qualify in accordance with ASC 815, *Derivatives and Hedging*. The Company has determined its designated hedging programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged. Effectiveness testing is performed on a quarterly basis to ascertain a high level of effectiveness for cash flow and fair value hedging programs. If the requirements of hedge accounting are no longer met, hedge accounting is discontinued immediately and any future changes to fair value are recorded directly through earnings.

The derivative instruments are recorded at fair value on the Consolidated Statements of Financial Position. The Company nets the derivative assets and liabilities for each of its commodity hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the commodity derivative on the Consolidated Statements of Financial Position. The cash flow impacts from the derivative instruments are primarily included in Operating Activities in the Consolidated Statements of Cash Flows. Additional information on hedging activities is presented in Note F - Derivatives and Hedging.

Equity Method Investments: The Company has a number of investments for which its voting interests are in excess of 20 percent but not greater than 50 percent and for which there are no other indicators of control. The Company accounts for such investments under the equity method of accounting and its underlying share of each investee's equity, along with any balances due to or from affiliates, is reported on the Consolidated Statements of Financial Position as part of Investments in Affiliates. The Company records its interest in the net earnings of its equity method investments, along with adjustments for unrealized profits on intra-entity transactions and amortization of basis differences, within Equity in Earnings of Affiliates in the Consolidated Statements of Operations. Financial results for certain entities are reported on a 30- to 90-day lag.

The Company regularly monitors and evaluates the fair value of its equity method investments. If events and circumstances, such as ongoing or projected decreases in earnings or significant business disruptions, indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company records a charge in Equity in Earnings of Affiliates in the Consolidated Statements of Operations. The Company did not record an impairment charge on any of its equity method investments in fiscal 2024 or 2022. In fiscal 2023, the Company recorded a $7.0 million impairment related to a corporate venturing investment. See additional information pertaining to the Company's equity method investments in Note D - Investments in Affiliates.

The Company uses the cumulative earnings approach to determine the cash flow presentation of distributions from equity method investments. Distributions received are reflected in operating activities in the Consolidated Statements of Cash Flows unless the cumulative distributions exceed the portion of the cumulative equity in earnings of the equity method investment. Distributions in excess of the cumulative equity in earnings are deemed to be returns of the investment and classified as investing activities in the Consolidated Statements of Cash Flows.

Revenue Recognition: The Company's customer contracts predominantly contain a single performance obligation to fulfill customer orders for the purchase of specified products. Revenue from product sales is primarily identified by purchase orders (contracts), which in some cases are governed by a master sales agreement. The purchase orders in combination with the invoice typically specify quantity and product(s) ordered, shipping terms, and certain aspects of the transaction price including discounts. Contracts are at standalone pricing or governed by pricing lists or brackets. The Company's revenue is recognized at the point in time when performance obligations have been satisfied and control of the product has transferred to the customer. This is typically once the ordered product is received or picked up by the customer. Revenue is recognized at the net consideration the Company expects to receive in exchange for the goods. The amount of net consideration recognized includes estimates of variable consideration, including costs for trade promotion programs, consumer incentives, and allowances and discounts associated with distressed or potentially unsaleable products.

A majority of the Company's revenue is short-term in nature with shipments within one year from order date. The Company's payment terms generally range between seven to 60 days and vary by sales channel and other factors. The Company accounts for shipping and handling costs as contract fulfillment costs and excludes taxes imposed on and collected from customers in revenue producing transactions from the transaction price. The Company does not have significant deferred revenue or unbilled receivable balances as a result of transactions with customers. Costs to obtain contracts with a duration of one year or less are expensed and included in the Consolidated Statements of Operations.

The Company promotes products through advertising, consumer incentives, and trade promotions. These promotional programs include, but are not limited to, discounts, slotting fees, coupons, rebates, and in-store display incentives. Customer trade promotion and consumer incentive activities are recorded as a reduction to revenue and a corresponding accrued liability based on amounts estimated as variable consideration.

The Company discloses revenue by reportable segment and class of similar product in Note P - Segment Reporting.

Allowance for Doubtful Accounts: The Company estimates the Allowance for Doubtful Accounts based on a combination of factors, evaluations, and historical data while considering current and future economic conditions.

Advertising Expenses: Advertising costs are included in Selling, General, and Administrative expenses in the Consolidated Statements of Operations and expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2024, 2023, and 2022 were $163.3 million, $160.1 million, and $157.3 million, respectively.

Shipping and Handling Costs: The Company's shipping and handling expenses are included in Cost of Products Sold in the Consolidated Statements of Operations.

Research and Development Expenses: Research and development costs are expensed as incurred and are primarily included in Selling, General, and Administrative expenses in the Consolidated Statements of Operations. Research and development expenses incurred for fiscal years 2024, 2023, and 2022 were $36.1 million, $33.7 million, and $34.7 million, respectively.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

In accordance with ASC 740, *Income Taxes*, the Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Stock-Based Compensation: The Company records stock-based compensation expense in accordance with ASC 718, *Compensation – Stock Compensation*. The Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or the grantee's retirement eligibility date. These costs are primarily included in Selling, General, and Administrative expenses in the Consolidated Statements of Operations. The Company estimates forfeitures at the time of grant based on historical experience and revises in subsequent periods if actual forfeitures differ.

Share Repurchases: The Company may purchase shares of its common stock through open market and privately negotiated transactions pursuant to share repurchase authorizations approved by the Company's Board of Directors and at prices deemed appropriate by management. The timing and amount of repurchase transactions under the repurchase authorization depend on market conditions as well as corporate and regulatory considerations. For additional share repurchases information, see Part II, Item 5 - Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Supplemental Cash Flow Information: Non-cash investment activities presented in the Consolidated Statements of Cash Flows primarily consist of unrealized gains or losses on the Company's rabbi trust. Changes in the value of these investments are presented in Interest and Investment Income in the Consolidated Statements of Operations.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. The reclassifications had no impact on the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position, Consolidated Statements of Shareholders' Investment, or Consolidated Statements of Cash Flows.

Accounting Changes and Recent Accounting Pronouncements:

New Accounting Pronouncements Recently Adopted

Fiscal 2024
No new accounting standards were adopted during fiscal 2024.

Fiscal 2023
No new accounting standards were adopted during fiscal 2023.

Fiscal 2022

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, *Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740).* The updated guidance simplifies the accounting for income taxes by removing certain exceptions in Topic 740 and clarifying and amending existing guidance. The amendments are effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted the provisions of this new accounting standard at the beginning of fiscal 2022 and adoption did not have a material impact on its Consolidated Financial Statements.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the impact of adopting the updated provisions.

In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The update is intended to enhance transparency and decision usefulness of income tax disclosures. This ASU updates income tax disclosure requirements by requiring specific categories and greater disaggregation within the rate reconciliation and disaggregation of income taxes paid by jurisdiction. The update is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of adopting the updated provisions.

In March 2024, the SEC adopted a final rule under SEC Release Nos. 33-11275 and 34-99678, *The Enhancement and Standardization of Climate-Related Disclosures for Investors*, to enhance and standardize climate-related disclosures. The rule will require companies to disclose material Scope 1 and Scope 2 greenhouse gas emissions; climate-related risks, governance, and oversight; and the financial effects of severe weather events and other natural conditions. These disclosures are required to be phased in starting with annual reporting periods beginning in 2025; however, this rule has been stayed pending the outcome of legal challenges. The Company is assessing the impact of adoption on our Consolidated Financial Statements and related disclosures in the event that the stay is lifted.

In November 2024, the FASB issued ASU 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The new guidance is intended to provide investors more detailed disclosures around specific types of expenses. The new disclosures require certain details for expenses presented on the face of the Consolidated Statements of Operations as well as selling expenses to be presented in the notes to the financial statements. The update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently assessing the impact and timing of adopting the updated provisions.

Recently issued accounting standards or pronouncements not disclosed have been excluded as they are currently not relevant to the Company.

Note B

Acquisitions and Divestitures

Divestitures: On October 18, 2024, the Company completed the sale of its equity interests in Hormel Health Labs, LLC (Hormel Health Labs) and related assets to Lyons Health Labs Holdco, LLC. The preliminary purchase price was $25.0 million, pending final working capital adjustments. The divestiture resulted in a pre-tax gain of $3.9 million, which was recognized in Selling, General and Administrative on the Consolidated Statements of Operations. Results of operations for Hormel Health Labs were reflected within the Foodservice segment through the date of divestiture.

Note C

Goodwill and Intangible Assets

Goodwill: The change in the carrying amount of goodwill for the fiscal years ended October 27, 2024 and October 29, 2023, is:

In thousands	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Retail	Foodservice	International	Total
Balance at October 30, 2022	$ 2,398,354	$ 2,094,421	$ 176,628	$ —	$ —	$ 256,427	$ 4,925,829
Goodwill Reallocation	(2,398,354)	(2,094,421)	(176,628)	2,916,796	1,750,594	2,013	—
Foreign Currency Translation	—	—	—	—	—	2,635	2,635
Balance at October 29, 2023	$ —	$ —	$ —	$ 2,916,796	$ 1,750,594	$ 261,074	$ 4,928,464
Goodwill Sold	—	—	—	—	(2,239)	—	(2,239)
Foreign Currency Translation	—	—	—	—	—	(2,738)	(2,738)
Balance at October 27, 2024	$ —	$ —	$ —	$ 2,916,796	$ 1,748,355	$ 258,336	$ 4,923,487

Goodwill was reallocated as of October 31, 2022, due to organizational changes as described in Note A - Summary of Significant Accounting Policies. The goodwill sold during fiscal 2024 was due to the divestiture of Hormel Health Labs.

Intangible Assets: The carrying amounts for indefinite-lived intangible assets are:

In thousands	October 27, 2024	October 29, 2023
Brands/Trade Names/Trademarks	$ 1,629,582	$ 1,636,807
Other Intangibles	184	184
Foreign Currency Translation	(6,655)	(5,893)
Total Indefinite-lived Intangible Assets	$ 1,623,112	$ 1,631,098

The decrease in fiscal 2024 was primarily due to the trademarks associated with the divestiture of Hormel Health Labs.

The gross carrying amount and accumulated amortization for definite-lived intangible assets are:

In thousands	October 27, 2024		October 29, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationships	$ 168,239	$ (93,536)	$ 168,239	$ (82,658)
Other Intangibles	59,241	(20,107)	59,241	(15,857)
Trade Names/Trademarks	6,210	(5,996)	6,540	(5,089)
Foreign Currency Translation	—	(4,458)	—	(4,344)
Total Definite-lived Intangible Assets	$ 233,690	$ (124,097)	$ 234,020	$ (107,947)

Amortization expense on intangible assets for the last three fiscal years is as follows:

In thousands	Amortization Expense
2024	$ 16,366
2023	18,386
2022	19,274

Estimated annual amortization expense on intangible assets for the five fiscal years after October 27, 2024, is as follows:

In thousands	Amortization Expense
2025	$ 14,624
2026	14,169
2027	13,927
2028	12,972
2029	11,504

During the fourth quarter of fiscal years 2024, 2023, and 2022, the Company completed required annual impairment tests of indefinite-lived intangible assets and goodwill. In fiscal 2023, an impairment was indicated for the *Justin's*® trade name, resulting in an impairment charge of $28.4 million. The expense was reflected in the Retail segment and included in Goodwill and Intangible Impairment in the Consolidated Statements of Operations. No other impairment was indicated. Useful lives of intangible assets were also reviewed during this process with no material changes identified.

Note D

Investments in Affiliates

Equity in Earnings of Affiliates consists of:

		Fiscal Year Ended		
In thousands	% Owned	**October 27, 2024**	October 29, 2023	October 30, 2022
MegaMex Foods, LLC [1]	50%	$ 24,784	$ 40,501	$ 19,861
Other Equity Method Investments [2]	Various (25 - 45%)	26,304	2,253	7,324
Total Equity in Earnings of Affiliates		$ 51,088	$ 42,754	$ 27,185

(1) MegaMex Foods, LLC is reflected in the Retail segment.
(2) Other Equity Method Investments are primarily reflected in the International segment but also include corporate venturing investments.

Distributions received from equity method investees consists of:

	Fiscal Year Ended		
In thousands	**October 27, 2024**	October 29, 2023	October 30, 2022
Dividends	$ 46,055	$ 38,160	$ 43,039

On December 15, 2022, the Company purchased from various minority shareholders a 29% common stock interest in PT Garudafood Putra Putri Jaya Tbk (Garudafood), a food and beverage company in Indonesia. On April 12, 2023, the Company purchased additional shares increasing the ownership interest to approximately 30%. This investment expanded the Company's presence in Southeast Asia to support the global execution of the entertaining and snacking strategy. The Company has the ability to exercise significant influence, but not control, over Garudafood; therefore, the investment is accounted for under the equity method.

The Company obtained its Garudafood interest for an aggregate purchase price of $425.8 million, including associated transaction costs. The transactions were funded using the Company's cash on hand. Based on a third-party valuation, the Company's basis difference between the fair value of the investment and proportionate share of the carrying value of Garudafood's net assets is $324.8 million. The basis difference related to inventory, property, plant and equipment, and certain intangible assets is being amortized through Equity in Earnings of Affiliates over the associated useful lives. As of October 27, 2024, the remaining basis difference was $328.1 million, which includes the impact of foreign currency translation. Based on quoted market prices, the fair value of the common stock held in Garudafood was $295.6 million as of October 25, 2024.

In fiscal 2023, the Company recorded a $7.0 million impairment charge related to a corporate venturing investment to recognize a decline in fair value not believed to be temporary. The impact is reflected in Equity in Earnings of Affiliates on the Consolidated Statements of Operations. The Company determined that no other-than-temporary impairment existed for any other equity method investments as of October 27, 2024.

The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $8.5 million was remaining as of October 27, 2024. This difference is being amortized through Equity in Earnings of Affiliates.

Note E

Inventories

Principal components of inventories are:

In thousands	October 27, 2024	October 29, 2023
Finished Products	$ 881,295	$ 954,432
Raw Materials and Work-in-Process	427,834	448,535
Operating Supplies	147,333	168,289
Maintenance Materials and Parts	119,837	109,151
Total Inventories	$ 1,576,300	$ 1,680,406

Note F

Derivatives and Hedging

The Company uses hedging programs to manage risk associated with various commodity purchases and interest rates. These programs utilize futures, swaps, and options contracts to manage the Company's exposure to market fluctuations.

Cash Flow Commodity Hedges: The Company uses futures, swaps, and options contracts to offset price fluctuations in the Company's future purchases of grain, lean hogs, natural gas, and diesel fuel. These contracts are designated as cash flow hedges; therefore, the related gains or losses are reported in Accumulated Other Comprehensive Loss (AOCL) and reclassified into earnings, through Cost of Products Sold, in the periods in which the hedged transactions affect earnings. The Company typically does not hedge its grain, natural gas, or diesel fuel exposure beyond two fiscal years and its lean hog exposure beyond one fiscal year.

Fair Value Commodity Hedges: The Company designates the futures it uses to minimize the price risk assumed when fixed forward priced contracts are offered to the Company's lean hog and grain suppliers as fair value hedges. The programs are intended to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. Changes in the fair value of the futures contracts and the gain or loss on the hedged purchase commitment are marked-to-market through earnings and recorded on the Consolidated Statements of Financial Position as a Current Asset and Current Liability, respectively. Gains or losses related to these fair value hedges are recognized through Cost of Products Sold in the periods in which the hedged transactions affect earnings.

Cash Flow Interest Rate Hedges: In the second quarter of fiscal 2021, the Company designated two separate interest rate locks as cash flow hedges to manage interest rate risk associated with anticipated debt transactions. The total notional amount of the Company's locks was $1.25 billion. In the third quarter of fiscal 2021, the associated unsecured senior notes were issued with a tenor of seven and thirty years and both locks were lifted (See Note L - Long-term Debt and Other Borrowing Arrangements). Mark-to-market gains and losses on these instruments were deferred as a component of AOCL. The resulting gain in AOCL is reclassified to Interest Expense in the period in which the hedged transactions affect earnings.

Fair Value Interest Rate Hedge: In the first quarter of fiscal 2022, the Company entered into an interest rate swap to protect against changes in the fair value of a portion of previously issued senior unsecured notes attributable to the change in the benchmark interest rate. The hedge specifically designated the last $450 million of the $950 million aggregate principal amount of its 0.650% notes due June 2024 (the 2024 Notes). The Company terminated the swap in the fourth quarter of fiscal 2022. The loss related to the swap was recorded as a fair value hedging adjustment to the hedged debt and amortized through earnings over the remaining life of the debt. In the third quarter of fiscal 2024, the fair value hedging adjustment was completely amortized to correspond with the payment of the 2024 Notes upon maturity.

Other Derivatives: The Company holds certain futures and swap contracts to manage the Company's exposure to fluctuations in grain and pork commodity markets for which it has not applied hedge accounting. Activity related to derivatives not designated for hedge accounting was immaterial to the consolidated financial statements during fiscal years 2024, 2023, and 2022.

Volume: The Company's outstanding contracts related to its commodity hedging programs include:

In millions	October 27, 2024		October 29, 2023	
Corn	29.2	bushels	30.7	bushels
Lean Hogs	175.6	pounds	144.2	pounds
Natural Gas	4.2	MMBtu	3.0	MMBtu
Diesel Fuel	4.0	gallons	—	gallons

Fair Value of Derivatives: The gross fair values of the Company's derivative instruments designated as hedges are:

In thousands	October 27, 2024		October 29, 2023	
	Assets	Liabilities	Assets	Liabilities
Gross Fair Value of Commodity Contracts	$ 9,851	$ (12,638)	$ 13,747	$ (26,980)
Counterparty and Collateral Netting Offset[1]	(1,785)	12,638	5,226	26,980
Amounts Recognized on Consolidated Statements of Financial Position[2]	$ 8,066	$ —	$ 18,972	$ —

(1) Per the terms of the Company's master netting arrangements, the gross fair value of the Company's commodity contracts were offset by the right to reclaim net cash collateral of $10.9 million and $32.2 million as of October 27, 2024 and October 29, 2023, respectively.

(2) The Company's commodity contracts are located in Prepaid Expenses and Other Current Assets on the Consolidated Statements of Financial Position.

Fair Value Hedge - Assets (Liabilities): The carrying amount of the Company's fair value hedged assets (liabilities) are:

In thousands	Location on Consolidated Statements of Financial Position	October 27, 2024	October 29, 2023
Commodity Contracts	Accounts Payable[1]	$ (2,902)	$ (4,914)
Interest Rate Contracts	Current Maturities of Long-term Debt[2]	—	(442,549)

(1) Represents the carrying amount of fair value hedged assets and liabilities, which are offset by other assets included in master netting arrangements described above.

(2) Represents the carrying amount of the hedged portion of the 2024 Notes. As of October 29, 2023, the carrying amount of the 2024 Notes included a cumulative fair value hedging adjustment of $7.5 million from discontinued hedges. The 2024 Notes were paid on June 3, 2024.

Accumulated Other Comprehensive Loss Impact: As of October 27, 2024, the Company included in AOCL pre-tax hedging losses of $8.8 million on commodity contracts and gains of $11.5 million related to interest rate settled positions. The Company expects to recognize the majority of the losses on commodity contracts over the next twelve months. Gains on interest rate contracts offset the hedged interest payments over the tenor of the associated debt instruments.

The pre-tax gains or (losses) recognized in AOCL related to the Company's derivative instruments are:

In thousands	Fiscal Year Ended	
	October 27, 2024	October 29, 2023
Commodity Contracts	$ (12,898)	$ (50,353)
Excluded Component[1]	2,136	1,127

(1) Represents the time value of commodity options excluded from the assessment of effectiveness for which the difference between changes in fair value and periodic amortization is recorded in AOCL.

The pre-tax gains (losses) reclassified from AOCL into earnings related to the Company's derivative instruments are:

In thousands	Location on Consolidated Statements of Operations	Fiscal Year Ended	
		October 27, 2024	October 29, 2023
Commodity Contracts	Cost of Products Sold	$ (26,445)	$ 1,225
Interest Rate Contracts	Interest Expense	988	988

See Note H - Accumulated Other Comprehensive Loss for the after-tax impact of these gains or losses on Net Earnings.

Consolidated Statements of Operations Impact: The effect on the Consolidated Statements of Operations for pre-tax gains (losses) related to the Company's derivative instruments are:

	Fiscal Year Ended		
In thousands	**October 27, 2024**	October 29, 2023	October 30, 2022
Net Earnings Attributable to Hormel Foods Corporation	$ 805,038	$ 793,572	$ 999,987
Cash Flow Hedges - Commodity Contracts			
Gain (Loss) Reclassified from AOCL	**(26,445)**	1,225	55,350
Amortization of Excluded Component from Options	**(2,774)**	(5,835)	(4,369)
Gain (Loss) Reclassified from AOCL Due to Discontinuance of Cash Flow Hedges[1]	**—**	—	2,242
Fair Value Hedges - Commodity Contracts			
Gain (Loss) on Commodity Futures[2]	**6,263**	656	(18,122)
Total Gain (Loss) on Commodity Contracts[3]	$ **(22,957)**	$ (3,955)	$ 35,101
Cash Flow Hedges - Interest Rate Contracts			
Gain (Loss) Reclassified from AOCL	**988**	988	988
Fair Value Hedge - Interest Rate Contracts			
Gain (Loss) on Interest Rate Swap	**—**	—	928
Amortization of Loss Due to Discontinuance of Fair Value Hedge[4]	**(7,451)**	(12,499)	(1,923)
Total Gain (Loss) on Interest Rate Contracts[5]	$ **(6,463)**	$ (11,511)	$ (7)
Total Gain (Loss) Recognized in Earnings	$ **(29,420)**	$ (15,466)	$ 35,094

(1) In fiscal year 2022, the Company discontinued hedge accounting related to corn usage that was deemed no longer probable to occur resulting in the immediate recognition of gains of $2.2 million (1.0 million bushels).
(2) Represents gains or losses on commodity contracts designated as fair value hedges that were closed during the year, which were offset by a corresponding gain or loss on the underlying hedged purchase commitment. Additional gains or losses related to changes in the fair value of open commodity contracts, along with the offsetting gain or loss on the hedged purchase commitment, are also marked-to-market through earnings with no impact on a net basis.
(3) Total Gain (Loss) on Commodity Contracts is recognized in earnings through Cost of Products Sold.
(4) Represents the fair value hedging adjustment amortized through earnings.
(5) Total Gain (Loss) on Interest Rate Contracts is recognized in earnings through Interest Expense.

Note G

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Benefits for defined benefit pension plans covering certain bargaining unit employees are provided based on stated amounts for each year of service. Plan benefits covering certain non-bargaining unit hourly and salaried employees are based on final average compensation, age, and years of service for benefits accrued prior to January 1, 2017. In the fourth quarter of fiscal 2022, an amendment was enacted for the non-bargaining unit employee plan which changed the design from a stable value benefit to a cash balance benefit effective January 1, 2023. This amendment also called for benefits to be calculated retroactively to January 1, 2017. The cash balance design establishes hypothetical accounts for employees that are credited with an amount equal to a specified percent of their pay plus interest. Total costs associated with the Company's defined contribution benefit plans in fiscal years 2024, 2023, and 2022 were $42.5 million, $41.0 million, and $47.9 million, respectively.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Company's Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined.

Net periodic cost of defined benefit plans included the following for fiscal years ending:

In thousands	Pension Benefits			Post-retirement Benefits		
	October 27, 2024	October 29, 2023	October 30, 2022	October 27, 2024	October 29, 2023	October 30, 2022
Service Cost	$ 36,118	$ 35,607	$ 40,076	$ 163	$ 248	$ 469
Interest Cost	73,344	68,630	50,558	11,571	12,064	7,684
Expected Return on Plan Assets	(77,510)	(78,285)	(108,248)	—	—	—
Amortization of Prior Service Cost (Credit)	(886)	(1,843)	(1,496)	8	8	8
Recognized Actuarial Loss (Gain)	13,268	13,303	12,530	(1,265)	(29)	2,439
Net Periodic Cost	$ 44,334	$ 37,413	$ (6,581)	$ 10,476	$ 12,290	$ 10,600

Non-service cost components of net pension and post-retirement benefit cost are presented within Interest and Investment Income in the Consolidated Statements of Operations.

Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized over periods ranging from 8 to 12 years for pension benefits and 13 years for post-retirement benefits. The following amounts have not been recognized in net periodic pension cost and are included in Accumulated Other Comprehensive Loss:

In thousands	Pension Benefits		Post-retirement Benefits	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Unrecognized Prior Service (Cost) Credit	$ (8,435)	$ (7,549)	$ 525	$ (138)
Unrecognized Actuarial (Loss) Gain	(260,538)	(270,468)	21,318	35,483

The following is a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets, and funded status of the plans as of the measurement dates:

In thousands	Pension Benefits		Post-retirement Benefits	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Change in Benefit Obligation:				
Benefit Obligation at Beginning of Year	$ 1,174,380	$ 1,200,013	$ 186,199	$ 211,986
Service Cost	36,118	35,607	163	248
Interest Cost	73,344	68,630	11,571	12,064
Actuarial (Gain) Loss[1]	143,280	(51,106)	12,826	(17,421)
Plan Amendments	—	3,307	(654)	—
Participant Contributions	—	—	2,001	2,137
Medicare Part D Subsidy	—	—	110	449
Benefits Paid	(87,396)	(82,071)	(20,637)	(23,263)
Benefit Obligation at End of Year	$ 1,339,726	$ 1,174,380	$ 191,578	$ 186,199

(1) Actuarial losses in fiscal 2024 were primarily due to the change in the discount rate assumptions utilized in measuring plan obligations.

In thousands	Pension Benefits		Post-retirement Benefits	
	October 27, 2024	October 29, 2023	October 27, 2024	October 29, 2023
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	$ 1,185,672	$ 1,240,200	$ —	$ —
Actual Return on Plan Assets	217,453	15,810	—	—
Participant Contributions	—	—	2,001	2,137
Employer Contributions	12,031	11,733	18,636	21,126
Benefits Paid	(87,396)	(82,071)	(20,637)	(23,263)
Fair Value of Plan Assets at End of Year	$ 1,327,760	$ 1,185,672	$ —	$ —
Funded Status at End of Year	$ (11,966)	$ 11,292	$ (191,578)	$ (186,199)

Amounts recognized on the Consolidated Statements of Financial Position are as follows:

In thousands	Pension Benefits October 27, 2024	Pension Benefits October 29, 2023	Post-retirement Benefits October 27, 2024	Post-retirement Benefits October 29, 2023
Pension Assets	$ 205,964	$ 204,697	$ —	$ —
Employee-related Expenses	(12,501)	(12,023)	(17,115)	(18,313)
Pension and Post-retirement Benefits	(205,429)	(181,382)	(174,463)	(167,886)
Net Amount Recognized	$ (11,966)	$ 11,292	$ (191,578)	$ (186,199)

The accumulated benefit obligation for all pension plans was $1.3 billion as of October 27, 2024 and $1.2 billion as of October 29, 2023. The following table provides information for pension plans with projected and accumulated benefit obligations in excess of plan assets:

In thousands	October 27, 2024	October 29, 2023
Projected Benefit Obligation	$ 217,929	$ 193,404
Accumulated Benefit Obligation	215,448	191,888
Fair Value of Plan Assets	—	—

Weighted-average assumptions used to determine benefit obligations are as follows:

	October 27, 2024	October 29, 2023
Discount Rate	5.44 %	6.49 %
Rate of Future Compensation Increase (For Plans that Base Benefits on Final Compensation Level)	4.09 %	4.06 %
Interest Crediting Rate (For Cash Balance Plan)	4.50 %	4.98 %

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	October 27, 2024	October 29, 2023	October 30, 2022
Discount Rate	6.49 %	5.92 %	3.00 %
Rate of Future Compensation Increase (For Plans that Base Benefits on Final Compensation Level)	4.06 %	3.95 %	4.14 %
Expected Long-term Return on Plan Assets	6.75 %	6.50 %	6.50 %
Interest Crediting Rate (For Cash Balance Plan)[1]	4.98 %	4.42 %	— %

(1) Cash balance plan enacted in the fourth quarter of fiscal 2022.

The expected long-term rate of return on plan assets is based on fair value and developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance. The interest crediting rate is determined annually based on the U.S. 30-year Treasury rate with a floor of 2.65 percent.

For measurement purposes, an 8 percent annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees' coverage is assumed for 2025. The pre-Medicare and post-Medicare rate is assumed to decrease to 5 percent for 2030 and remain steady thereafter.

The Company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. The Company expects to make contributions of $30.4 million during fiscal 2025, which represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

In thousands	Pension Benefits	Post-retirement Benefits
2025	$ 89,209	$ 17,572
2026	92,954	17,186
2027	96,868	16,638
2028	99,026	16,089
2029	102,538	15,487
2030-2034	539,612	69,105

Plan assets for certain defined benefit pension plans are held in the Hormel Foods Corporation Master Trust (Master Trust). The investment strategy for the Master Trust attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans. The Company establishes target allocations in consultation with outside advisors through the use of asset-liability modeling in an effort to match the duration of the plan assets with the duration of the Company's projected benefit liability.

The actual and target weighted-average asset allocations for the Company's pension plan assets as of the plan measurement date are as follows:

	October 27, 2024		October 29, 2023	
Asset Category	Actual %	Target Range %	Actual %	Target Range %
Fixed Income	49.5	40 – 60	47.6	40 – 60
Global Stocks	33.1	20 – 55	31.2	20 – 55
Real Estate	5.6	0 – 10	8.0	0 – 10
Private Equity	6.1	0 – 15	6.7	0 – 15
Gold	2.4	0 – 5	2.4	0 – 5
Hedge Funds	1.8	0 – 10	2.1	0 – 10
Cash and Cash Equivalents	1.5	0 – 5	2.0	0 – 5

The following tables show the categories of defined benefit pension plan assets and the level under which fair values were determined pursuant to the provisions of ASC 820. Assets measured at fair value using the net asset value (NAV) per share practical expedient are not required to be classified in the fair value hierarchy. These amounts are provided to permit reconciliation to the total fair value of plan assets.

	Fair Value Measurements as of October 27, 2024			
In thousands	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets in Fair Value Hierarchy				
Cash Equivalents	$ 19,397	$ —	$ 19,397	$ —
Private Equity				
Domestic	35,958	—	—	35,958
International	45,080	—	—	45,080
Real Estate Funds				
Domestic	6,249	—	—	6,249
Fixed Income				
U.S. Government Issues	175,715	152,721	22,994	—
Municipal Issues	9,938	—	9,938	—
Corporate Issues – Domestic	261,344	—	261,344	—
Corporate Issues – Foreign	41,088	—	41,088	—
Global Stocks – Mutual Funds				
Domestic	8,451	8,451	—	—
Plan Assets in Fair Value Hierarchy	$ 603,219	$ 161,172	$ 354,760	$ 87,287
Plan Assets at Net Asset Value				
Real Estate – Domestic	$ 67,765			
Global Stocks – Collective Investment Funds	431,494			
Global Stocks – Gold	32,022			
Hedge Funds	24,192			
Fixed Income – Hedge Funds	35,017			
Fixed Income – Collective Investment Funds	134,051			
Plan Assets at Net Asset Value	$ 724,541			
Total Plan Assets at Fair Value	$ 1,327,760			

| | Fair Value Measurements as of October 29, 2023 | | | |
In thousands	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets in Fair Value Hierarchy				
Cash Equivalents	$ 23,643	$ 461	$ 23,182	$ —
Private Equity				
Domestic	31,383	—	—	31,383
International	48,065	—	—	48,065
Fixed Income				
U.S. Government Issues	171,949	123,683	48,266	—
Municipal Issues	9,884	—	9,884	—
Corporate Issues – Domestic	226,202	—	226,202	—
Corporate Issues – Foreign	36,133	—	36,133	—
Plan Assets in Fair Value Hierarchy	$ 547,258	$ 124,144	$ 343,667	$ 79,448
Plan Assets at Net Asset Value				
Real Estate – Domestic	$ 95,315			
Global Stocks – Collective Investment Funds	369,513			
Global Stocks – Gold	28,163			
Hedge Funds	24,965			
Fixed Income – Hedge Funds	64,613			
Fixed Income – Collective Investment Funds	55,845			
Plan Assets at Net Asset Value	$ 638,414			
Total Plan Assets at Fair Value	$ 1,185,672			

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments:

Cash Equivalents: These Level 1 and Level 2 investments consist primarily of cash and highly liquid money market mutual funds traded in active markets in addition to highly liquid futures and T-bills with an observable daily settlement price.

Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, invested in a well-diversified portfolio of equity investments from top performing, high quality firms focused on U.S. and foreign small to mid-markets, venture capitalists, and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed, as well as early stages of company development mainly in the U.S. The fair value of these funds is based on the fair value of the underlying investments.

Real Estate Funds: These Level 3 investments include ownership in closed-ended real estate funds targeting value added real estate opportunities. These funds manage diversified portfolios of commercial properties with broad sector exposure. Investment strategies aim to acquire, hold, or dispose of investments with the goal of achieving current and/or capital appreciation. These funds have a predetermined life and are illiquid investments.

Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources, and municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources.

Global Stocks – Mutual Funds: These investments include holdings of mutual funds that are SEC-registered open-end investment companies that pool money from many investors and invests the money in stocks, bonds, short-term money-market instruments, other securities or assets, or some combination of these investments. Shares of these companies are liquid and traded daily on public market exchanges.

Real Estate – Domestic: These investments include ownership in open-ended real estate funds, which manage diversified portfolios of commercial properties within the office, residential, retail, and industrial property sectors. Investment strategies aim to acquire, own, hold, or dispose of investments with the goal of achieving current income and/or capital appreciation. The real estate investments are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted on a quarterly basis with either 45 or 90 days advance notice, subject to availability of cash.

Global Stocks – Collective Investment Funds: These investments include commingled funds consisting of a mix of U.S. common stocks and foreign common stocks. The collective investment funds are valued at the NAV of shares held by the Master Trust. The investment strategy is to obtain long-term capital appreciation by focusing on companies generating above average earnings growth and are leading growth businesses in the marketplace. All funds are daily liquid with the exception of one that is available on the first business day of the month for subscriptions and withdrawals.

Global Stocks – Gold: This investment is a limited partnership consisting of physical gold, global mining industry common stocks, and to a limited extent, other precious metals. The limited partnership is valued at the NAV of shares held by the Master Trust. This fund allows for weekly subscriptions and monthly redemptions.

Hedge Funds: These investments are designed to provide diversification to an overall institutional portfolio and, in particular, provide protection against equity market downturns. They are comprised of Commodity Trading Advisor Managed Futures, Global Macro (Discretionary and/or Quant) and Long Volatility/Tail Risk Hedging strategies. The hedge funds are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted daily, monthly, or quarterly.

Fixed Income – Hedge Funds: These investments target absolute, risk-adjusted returns by taking advantage of price dislocations and inconsistencies within credit markets. Funds are comprised primarily of U.S. and European corporate credit and structured credit. The investments are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted on a quarterly basis on the three-year fund anniversary with a ninety-day notice period.

Fixed Income – Collective Investment Funds: These investments include commingled funds consisting of a mix of U.S. government and investment grade corporate bonds. The collective investment funds are valued at NAV of the shares held by the Master Trust. The investment strategy is to achieve an investment return that approximates as closely to the Bloomberg Barclays U.S. Aggregate Bond Index over the long-term by investing in the securities that comprise the benchmark. There are no restrictions on redemptions.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

In thousands	October 27, 2024	October 29, 2023
Fair Value at Beginning of Year	$ 79,448	$ 88,154
Purchases, Issuances, and Settlements (Net)	1,029	(8,926)
Unrealized Gains (Losses)	(2,144)	(8,525)
Realized Gains (Losses)	569	6,455
Interest and Dividend Income	8,385	2,290
Fair Value at End of Year	$ 87,287	$ 79,448

During fiscal 2024, the value of the Level 3 investments ranged from $78.5 million to $87.3 million, with an average value of $82.9 million.

The Company has commitments totaling $180.9 million for the investments within the pension plans. The unfunded commitment balance for each investment category is as follows:

In thousands	October 27, 2024	October 29, 2023
Domestic Equity	$ 34,111	$ 16,835
International Equity	10,058	11,396
Unfunded Commitment Balance	$ 44,169	$ 28,231

Funding for future capital calls will come from existing pension plan assets and not from additional cash contributions by the Company.

Note H

Accumulated Other Comprehensive Loss

Components of Accumulated Other Comprehensive Loss are as follows:

In thousands	Foreign Currency Translation	Pension & Other Benefits	Derivatives & Hedging	Equity Method Investments	Accumulated Other Comprehensive Loss
Balance at October 31, 2021	$ (51,181)	$ (261,211)	$ 35,123	$ —	$ (277,269)
Unrecognized Gains (Losses)					
Gross	(38,612)	73,361	51,623	—	86,372
Tax Effect	—	(17,942)	(12,384)	—	(30,326)
Reclassification into Net Earnings					
Gross	—	13,481 [1]	(58,580) [2]	—	(45,099)
Tax Effect	—	(3,312)	14,073	—	10,761
Change Net of Tax	(38,612)	65,587	(5,267)	—	21,708
Balance at October 30, 2022	$ (89,793)	$ (195,624)	$ 29,856	$ —	$ (255,561)
Unrecognized Gains (Losses)					
Gross	3,771	3,878	(49,226)	15,082	(26,495)
Tax Effect	—	(880)	11,998	—	11,118
Reclassification into Net Earnings					
Gross	—	11,439 [1]	(2,213) [2]	(8,235) [3]	991
Tax Effect	—	(2,806)	501	—	(2,305)
Change Net of Tax	3,771	11,632	(38,940)	6,847	(16,691)
Balance at October 29, 2023	$ (86,022)	$ (183,993)	$ (9,084)	$ 6,847	$ (272,252)
Unrecognized Gains (Losses)					
Gross	**15,229**	**(15,583)**	**(10,762)**	**(9,219)**	**(20,336)**
Tax Effect	**—**	**3,869**	**2,571**	**—**	**6,440**
Reclassification into Net Earnings					
Gross	**—**	**11,125** [1]	**25,456** [2]	**(4,831)** [3]	**31,750**
Tax Effect	**—**	**(2,744)**	**(6,190)**	**—**	**(8,933)**
Change Net of Tax	**15,229**	**(3,333)**	**11,075**	**(14,050)**	**8,921**
Balance at October 27, 2024	**$ (70,794)**	**$ (187,325)**	**$ 1,991**	**$ (7,204)**	**$ (263,331)**

(1) Included in computation of net periodic cost. See Note G - Pension and Other Post-Retirement Benefits for additional information.
(2) Included in Cost of Products Sold and Interest Expense in the Consolidated Statements of Operations. See Note F - Derivatives and Hedging for additional information.
(3) Included in Equity in Earnings of Affiliates in the Consolidated Statements of Operations.

Note I

Fair Value Measurements

The Company's financial assets and liabilities carried at fair value on a recurring basis and their level within the fair value hierarchy are presented in the tables below. See additional discussion of fair value measurements in Note A - Summary of Significant Accounting Policies.

In thousands	Fair Value Measurements at October 27, 2024			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value				
Cash and Cash Equivalents	$ 741,881	$ 741,188	$ 693	$ —
Short-term Marketable Securities	24,742	5,134	19,608	—
Other Trading Securities	209,729	—	209,729	—
Commodity Derivatives	9,890	9,575	314	—
Total Assets at Fair Value	$ 986,243	$ 755,898	$ 230,345	$ —
Liabilities at Fair Value				
Deferred Compensation	$ 62,101	$ —	$ 62,101	$ —
Commodity Derivatives	12,638	11,127	1,510	—
Total Liabilities at Fair Value	$ 74,738	$ 11,127	$ 63,611	$ —

In thousands	Fair Value Measurements at October 29, 2023			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value				
Cash and Cash Equivalents	$ 736,532	$ 735,387	$ 1,145	$ —
Short-term Marketable Securities	16,664	2,499	14,164	—
Other Trading Securities	188,162	—	188,162	—
Commodity Derivatives	13,768	13,702	66	—
Total Assets at Fair Value	$ 955,126	$ 751,589	$ 203,538	$ —
Liabilities at Fair Value				
Deferred Compensation	$ 55,222	$ —	$ 55,222	$ —
Commodity Derivatives	27,071	26,732	339	—
Total Liabilities at Fair Value	$ 82,293	$ 26,732	$ 55,561	$ —

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

Cash and Cash Equivalents: The Company's cash equivalents considered Level 1 consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts, and have a maturity date of three months or less. Cash equivalents considered Level 2 are funds holding agency bonds or securities recognized at amortized cost.

Short-term Marketable Securities: The Company holds securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash, U.S. government securities, and money market funds rated AAA held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds and other asset backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

Deferred Compensation and Other Trading Securities: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred compensation plans. These funds are managed by a third-party insurance policy, the values of which represent their cash surrender value based on the fair value of the underlying investments in the account. These policies are classified as Level 2. The majority of the funds held in the rabbi trust relate to supplemental executive retirement plans and are invested in fixed income investments. The declared rate on these investments is set based on a formula using the yield of the general account investment portfolio supporting the fund, as adjusted for expenses and other charges. The rate is guaranteed for one year at issue and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. Investments held by the rabbi trust generated gains (losses) of $21.6 million, $3.2 million, and $(16.8) million for fiscal years 2024, 2023, and 2022, respectively.

Under the Company's deferred compensation plans, participants can defer certain types of compensation and elect to receive a return based on the changes in fair value of various investment options, which include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percent of the U.S. Internal Revenue Service (IRS) applicable federal rates. These liabilities are classified as Level 2. The Company maintains funding in the rabbi trust generally mirroring the investment selections within the deferred compensation plans.

Commodity Derivatives: The Company's commodity derivatives represent futures, swaps, and options contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn, natural gas, diesel fuel, lean hogs, and pork, and to minimize the price risk assumed when forward-priced contracts are offered to the Company's commodity suppliers. The Company's futures and options contracts for corn are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available, and these contracts are classified as Level 1. The Company holds natural gas, diesel fuel, and pork swap contracts that are over-the-counter instruments classified as Level 2. The value of the natural gas and diesel fuel swap contracts is calculated using quoted prices from the New York Mercantile Exchange, and the value of the pork swap contracts are calculated using a futures implied U.S. Department of Agriculture estimated pork cut-out value. All derivatives are reviewed for potential credit risk and risk of nonperformance. The net balance for commodity derivatives is included in Prepaid Expenses and Other Current Assets or Accounts Payable, as appropriate, on the Consolidated Statements of Financial Position. As of October 27, 2024, the Company has recognized the right to reclaim net cash collateral of $10.9 million from various counterparties (including cash of $26.5 million less $15.6 million of realized loss). As of October 29, 2023, the Company had recognized the right to reclaim net cash collateral of $32.2 million from various counterparties (including cash of $42.6 million less $10.4 million of realized loss).

The Company's financial assets and liabilities include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value on the Consolidated Statements of Financial Position. The fair value of long-term debt, utilizing discounted cash flows (Level 2), was $2.5 billion as of October 27, 2024 and $2.7 billion as of October 29, 2023. See Note L - Long-term Debt and Other Borrowing Arrangements for additional information.

The Company measures certain nonfinancial assets and liabilities at fair value, which are recognized or disclosed on a nonrecurring basis (e.g., goodwill, intangible assets, and property, plant, and equipment). During fiscal year 2023, the Company recorded a $28.4 million impairment charge on the *Justin's*® trade name and a $7.0 million impairment charge on a corporate venturing investment. See additional discussion in Note C - Goodwill and Intangible Assets and Note D - Investments in Affiliates. During fiscal years 2024, 2023, and 2022, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note J

Commitments and Contingencies

Purchase Commitments: To ensure a steady supply of hogs and turkeys and keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 9 years and 8 years, respectively. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. In addition, the Company has contracted for the purchase of corn, soybean meal, feed ingredients, and other raw materials from independent suppliers for periods up to 2 years.

As of October 27, 2024, the Company is committed to make purchases under these contracts, assuming current price levels, for future fiscal years:

In thousands		
2025	$	1,234,988
2026		625,872
2027		313,814
2028		179,145
2029		66,480
Later Years		176,713
Total	$	2,597,012

Purchases under these contracts for fiscal years 2024, 2023, and 2022 were $1.3 billion, $1.4 billion, and $1.2 billion, respectively.

Other Commitments and Guarantees: The Company has commitments of approximately $31.0 million related to infrastructure improvements supporting various manufacturing facilities and $38.3 million for a media advertising agreement as of October 27, 2024.

As of October 27, 2024, the Company has $49.3 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs. This amount includes revocable standby letters of credit totaling $2.7 million for obligations of an affiliated party that may arise under workers' compensation claims. Letters of credit are not reflected on the Consolidated Statements of Financial Position.

Legal Proceedings: The Company is a party to various legal proceedings related to the ongoing operation of its business, including claims both by and against the Company. At any time, such proceedings typically involve claims related to product liability, labeling, contracts, antitrust regulations, intellectual property, competition laws, employment practices, or other actions brought by employees, customers, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. However, future developments or settlements are uncertain and may require the Company to change such accruals as proceedings progress. Resolution of any currently known matter, either individually or in the aggregate, is not expected to have a material effect on the Company's financial condition, results of operations, or liquidity.

Pork Antitrust Litigation
Beginning in June 2018, a series of putative class action complaints were filed against the Company, as well as several other pork-processing companies and a benchmarking service called Agri Stats, in the U.S. District Court for the District of Minnesota styled *In re Pork Antitrust Litigation* (the Pork Antitrust Litigation). Class Plaintiffs consist of Direct Purchaser Plaintiffs, Commercial and Institutional Indirect Purchaser Plaintiffs, and Consumer Indirect Purchaser Plaintiffs. The Class Plaintiffs allege, among other things, that beginning in January 2009, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of pork and pork products—including through the use of Agri Stats—in violation of federal antitrust laws. The complaints on behalf of the putative classes of indirect purchasers also include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. The plaintiffs seek treble damages, injunctive relief, pre- and post-judgment interest, costs, and attorneys' fees. Since the original filing, certain plaintiffs, including the Offices of the Attorney General in New Mexico and Alaska, have opted out of class treatment and are proceeding with individual direct actions making similar claims (Non-Class Direct-Action Plaintiffs), and others may do so in the future.

Although the Company strongly denies liability, continues to deny the allegations asserted by the Class Plaintiffs, and believes it has valid defenses, to avoid the uncertainty, risk, expense, and distraction of continued litigation involving the Class Plaintiffs, the Company executed settlement agreements providing for payments by the Company to the Direct Purchaser Plaintiffs of $4.9 million, the Commercial and Institutional Indirect Purchaser Plaintiffs of $2.4 million, and the Consumer Indirect Purchaser Plaintiffs of $4.5 million. The settlement amounts were recorded in Selling, General, and Administrative in the Consolidated Statements of Operations in the second quarter of fiscal 2024 and were paid during the second half of fiscal 2024.

The Company continues to defend against the claims of the Non-Class Direct-Action Plaintiffs. The Company has not recorded any liability for the non-class matters as it does not believe a loss is probable. The Company cannot reasonably estimate any reasonably possible loss. The Company believes that it has valid and meritorious defenses against the allegations.

Turkey Antitrust Litigation
Beginning in December 2019, a series of putative class action complaints were filed against the Company, as well as several other turkey-processing companies and a benchmarking service called Agri Stats, in the U.S. District Court for the Northern District of Illinois styled *In re Turkey Antitrust Litigation*. The plaintiffs allege, among other things, that from at least 2010 to 2017, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of turkey products—including through the use of Agri Stats—in violation of federal antitrust laws. The complaints on behalf of the putative classes of indirect purchasers also include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. The plaintiffs seek treble damages, injunctive relief, pre- and post-judgment interest, costs, and attorneys' fees. Since the original filing, certain direct-action plaintiffs have opted out of class treatment and are proceeding with individual direct actions making similar claims, and others may do so in the future. The Company has not recorded any liability for these matters as it does not believe a loss is probable. The Company cannot reasonably estimate any reasonably possible loss. The Company believes that it has valid and meritorious defenses against the allegations.

Poultry Wages Antitrust Litigation
In December 2019, a putative class of non-supervisory production and maintenance employees at poultry-processing plants in the continental U.S. filed an amended consolidated class action complaint against Jennie-O Turkey Store, Inc. and various other poultry processing companies in the U.S. District Court for the District of Maryland styled *Jien, et al. v. Perdue Farms, Inc., et al.* (the Poultry Wages Antitrust Litigation). In the operative amended complaint filed in February 2022, the plaintiffs allege that, since 2000, the defendants directly and through wage surveys and a benchmarking service exchanged information regarding compensation in an effort to depress and fix wages and benefits for employees at poultry-processing plants, feed mills, and hatcheries in violation of federal antitrust laws. The complaint sought, among other things, treble monetary damages, punitive damages, restitution, and pre- and post-judgment interest, as well as declaratory and injunctive relief. In July 2022, the Court partially granted the Company's motion to dismiss, and dismissed plaintiffs' *per se* wage-fixing claim as to the Company.

Although the Company strongly denies liability, continues to deny the allegations asserted by the plaintiffs, and believes it has valid defenses, to avoid the uncertainty, risk, expense, and distraction of continued litigation, the Company executed a settlement agreement with the plaintiffs on August 20, 2024, to settle this matter for the payment of $3.5 million. The settlement remains subject to Court approval. The Company recorded the agreed-upon settlement amount in Selling, General, and Administrative in the Consolidated Statements of Operations and in Accrued Expenses on the Consolidated Statements of Financial Position for the third quarter of fiscal 2024. The agreed-upon settlement amount will be paid following preliminary Court approval.

Red Meat Wages Antitrust Litigation
In November 2022, a putative class of non-supervisory production and maintenance employees at "red meat" processing plants in the continental U.S. filed a class action complaint against the Company and various other beef- and pork-processing companies in the U.S. District Court for the District of Colorado styled *Brown, et al. v. JBS USA Food Co., et al.* (the Red Meat Wages Antitrust Litigation). In the operative amended complaint filed in January 2024, the plaintiffs allege that, since 2000, the defendants directly and through wage surveys and a benchmarking service exchanged information regarding compensation in an effort to depress and fix wages and benefits for employees at beef- and pork-processing plants in violation of federal antitrust laws. The complaint sought, among other things, treble monetary damages, punitive damages, restitution, and pre- and post-judgment interest, as well as declaratory and injunctive relief.

Although the Company strongly denies liability, continues to deny the allegations asserted by the plaintiffs, and believes it has valid defenses, to avoid the uncertainty, risk, expense, and distraction of continued litigation, the Company executed a settlement agreement with the plaintiffs on August 20, 2024, to settle this matter for the payment of $13.5 million and the provision of certain data and information. The settlement remains subject to Court approval. The Company recorded the agreed-upon settlement amount in Selling, General, and Administrative in the Consolidated Statements of Operations and in Accrued Expenses on the Consolidated Statements of Financial Position for the third quarter of fiscal 2024. The agreed-upon settlement amount will be paid following preliminary Court approval.

Tax Proceedings: Two current Company subsidiaries organized in Brazil, Clean Field Comércio de Produtos de Alimentícios LTDA and Omamori Indústria de Alimentos LTDA, the results of which are reported in the International segment, as well as one former subsidiary, Talis Distribuidora de Alimentos LTDA, received tax deficiency notices from the State of São Paulo Tax Authority Office alleging underpayment of ICMS and ICMS-ST taxes, which are similar to value added taxes, for multiple tax years. The subsidiaries have filed objections to appeal these tax deficiency notices, and the proceedings are in various stages of the administrative review process. Any adverse outcomes at the administrative level are expected to be eligible for further appeal through judicial processes. The Company has not recognized a loss relating to any of these assessments. The Company cannot at this time reasonably estimate any reasonably possible loss.

Note K

Leases

The Company has operating leases for manufacturing facilities, office space, warehouses, transportation equipment, as well as miscellaneous real estate and equipment contracts. Finance leases primarily include turkey growing facilities and an aircraft. The Company's lessor portfolio consists primarily of immaterial operating leases of farmland to third parties.

Lease information included on the Consolidated Statements of Financial Position are:

In thousands	Location on Consolidated Statements of Financial Position	October 27, 2024		October 29, 2023	
Right-of-Use Assets					
Operating	Other Assets	$	147,698	$	131,920
Finance	Net Property, Plant, and Equipment		30,484		37,999
Total Right-of-Use Assets		$	178,183	$	169,919
Lease Liabilities					
Current					
Operating	Accrued Expenses	$	32,068	$	26,238
Finance	Current Maturities of Long-term Debt		7,383		8,597
Long-term					
Operating	Other Long-term Liabilities		121,286		109,237
Finance	Long-term Debt Less Current Maturities		20,158		27,488
Total Lease Liabilities		$	180,894	$	171,560

Lease expenses are:

	Fiscal Year Ended					
In thousands	October 27, 2024		October 29, 2023		October 30, 2022	
Operating Lease Cost [1]	$	42,200	$	34,209	$	25,702
Finance Lease Cost						
Amortization of Right-of-Use Assets		7,562		7,594		7,965
Interest on Lease Liabilities		1,042		1,361		1,707
Variable Lease Cost [2]		390,032		511,906		463,439
Total Lease Cost	$	440,836	$	555,070	$	498,813

(1) Includes short-term lease costs, which are immaterial.
(2) ASC 842 - *Leases* requires disclosure of payments related to agreements with an embedded lease that are not otherwise reflected on the Consolidated Statements of Financial Position. The Company's variable lease costs primarily include inventory-related expenses, such as materials, labor, and overhead from manufacturing and service agreements that contain embedded leases. Variability of these costs is determined based on usage or output and may vary for other reasons such as changes in material prices.

The weighted-average remaining lease term and discount rate for lease liabilities included on the Consolidated Statements of Financial Position are:

	October 27, 2024	October 29, 2023
Weighted-average Remaining Lease Term		
Operating Leases	6.1 years	6.0 years
Finance Leases	4.4 years	5.3 years
Weighted-average Discount Rate		
Operating Leases	4.43 %	4.43 %
Finance Leases	3.27 %	3.37 %

Supplemental cash flow and other information related to leases for the fiscal year ended are:

In thousands	October 27, 2024		October 29, 2023		October 30, 2022	
Cash Paid for Amounts Included in the Measurement of Lease Liabilities						
Operating Cash Flows from Operating Leases	$	35,619	$	29,436	$	24,098
Operating Cash Flows from Finance Leases		1,042		1,361		1,707
Financing Cash Flows from Finance Leases		8,599		8,407		8,491
Right-of-Use Assets obtained in exchange for new finance lease liabilities		55		19		—
Right-of-Use Assets obtained in exchange for new operating lease liabilities		48,294		84,087		19,646

The maturity of the Company's lease liabilities as of October 27, 2024, are:

In thousands	Operating Leases	Finance Leases [1]	Total [2]
2025	$ 38,343	$ 8,126	$ 46,469
2026	34,674	5,691	40,364
2027	26,020	4,335	30,354
2028	17,481	10,542	28,023
2029	16,180	685	16,865
2030 and beyond	43,040	—	43,040
Total Lease Payments	$ 175,738	$ 29,377	$ 205,115
Less: Imputed Interest	22,385	1,836	24,222
Present Value of Lease Liabilities	$ 153,354	$ 27,541	$ 180,894

(1) Over the life of the lease contracts, finance lease payments include $7.2 million related to purchase options which are reasonably certain of being exercised.

(2) Lease payments exclude $36.0 million of legally binding minimum lease payments for leases signed but not yet commenced as of October 27, 2024.

Note L

Long-term Debt and Other Borrowing Arrangements

Long-term Debt consists of:

In thousands	October 27, 2024	October 29, 2023
Senior Unsecured Notes with Interest at 3.050% Interest Due Semi-annually through June 2051 Maturity Date	$ 600,000	$ 600,000
Senior Unsecured Notes with Interest at 1.800% Interest Due Semi-annually through June 2030 Maturity Date	1,000,000	1,000,000
Senior Unsecured Notes with Interest at 1.700% Interest Due Semi-annually through June 2028 Maturity Date	750,000	750,000
Senior Unsecured Notes with Interest at 4.800% Interest Due Semi-annually through March 2027 Maturity Date	500,000	—
Senior Unsecured Notes with Interest at 0.650% Interest Due Semi-annually through June 2024 Maturity Date	—	950,000
Unamortized Discount on Senior Notes	(6,687)	(7,016)
Unamortized Debt Issuance Costs	(15,628)	(16,278)
Interest Rate Swap Liabilities[1]	—	(7,451)
Finance Lease Liabilities[2]	27,541	36,085
Other Financing Arrangements	3,530	3,908
Total Debt	2,858,756	3,309,247
Less: Current Maturities of Long-term Debt	7,813	950,529
Long-term Debt Less Current Maturities	$ 2,850,944	$ 2,358,719

(1) See Note F - Derivatives and Hedging for additional information.

(2) See Note K - Leases for additional information.

Senior Unsecured Notes: On March 8, 2024, the Company issued senior notes in an aggregate principal amount of $500.0 million due March 2027. The notes bear interest at a fixed rate of 4.800% per annum. Interest accrues on the notes from March 8, 2024, and is payable semi-annually in arrears on March 30 and September 30 of each year, commencing September 30, 2024. The notes may be redeemed in whole or in part at any time at the applicable redemption prices. If a change of control triggering event occurs, the Company must offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

On June 3, 2021, the Company issued $950.0 million aggregate principal amount of its 0.650% notes due June 2024 (2024 Notes), $750.0 million aggregate principal amount of its 1.700% notes due June 2028 (2028 Notes), and $600.0 million aggregate principal amount of its 3.050% notes due June 2051 (2051 Notes). The notes may be redeemed in whole or in part at any time at the applicable redemption price. Interest accrues per annum at the stated rates and is paid semi-annually in arrears on June 3 and December 3 of each year, commencing December 3, 2021. Interest rate risk was hedged utilizing interest rate locks on the 2028 Notes and 2051 Notes. The Company lifted the hedges in conjunction with the issuance of these notes. See Note F - Derivatives and Hedging for additional information. If a change of control triggering event occurs, the Company must offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The Company repaid the $950.0 million 2024 Notes upon maturity on June 3, 2024.

On June 11, 2020, the Company issued senior notes in an aggregate principal amount of $1.0 billion due June 2030. The notes bear interest at a fixed rate of 1.800% per annum, with interest paid semi-annually in arrears on June 11 and December 11 of each year, commencing December 11, 2020. The notes may be redeemed in whole or in part at any time at the applicable redemption prices. If a change of control triggering event occurs, the Company must offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Unsecured Revolving Credit Facility: On May 6, 2021, the Company entered into an unsecured revolving credit agreement with Wells Fargo Bank, National Association as administrative agent, swingline lender and issuing lender, U.S. Bank National Association, JPMorgan Chase Bank, N.A. and BofA Securities, Inc. as syndication agents and the lenders party thereto. The revolving credit agreement provides for an unsecured revolving credit facility with an aggregate principal commitment amount at any time outstanding of up to $750.0 million with an uncommitted increase option of an additional $375.0 million upon the satisfaction of certain conditions.

On April 17, 2023, the Company entered into a first amendment (Amendment) to the Company's $750.0 million unsecured revolving credit agreement. The Amendment provided for, among other things (i) the replacement of London Interbank Offered Rate (LIBOR) with Term Secured Overnight Financing Rate (SOFR) and Daily Simple Singapore Overnight Rate Average (SORA) for the Eurocurrency Rate for U.S. Dollars and Singapore Dollars, including applicable credit spread adjustments and relevant SOFR benchmark provisions, (ii) permitting two one-year extension options to be exercised at any anniversary, (iii) removing the change in debt ratings notice requirement, (iv) shortening the notice period requirements for Base Rate Loans to allow for same day notice, and (v) increasing the number of permitted Interest Periods from 8 to 15.

The unsecured revolving line of credit bears interest, at the Company's election, at either a Base Rate plus margin of 0.0% to 0.150% or the Adjusted Term SOFR, Adjusted Daily Simple Risk-Free Rate (RFR) or Eurocurrency Rate plus margin of 0.575% to 1.150%. A variable fee of 0.050% to 0.100% is paid for the availability of this credit line. Extensions of credit under the facility may be made in the form of revolving loans, swingline loans, and letters of credit. The lending commitments under the agreement are scheduled to expire on May 6, 2026, at which time the Company will be required to pay in full all obligations then outstanding. As of October 27, 2024, and October 29, 2023, the Company had no outstanding borrowings from this facility.

Debt Covenants: The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. As of October 27, 2024, the Company was in compliance with all covenants.

Interest Payments: Total interest paid in the last three fiscal years is as follows:

In millions	Interest Payments
2024	$ 70.3
2023	57.1
2022	57.0

Note M

Stock-Based Compensation

The Company issues stock options, restricted stock units, restricted shares, and deferred stock units as part of its stock incentive plans for employees and nonemployee directors. Stock-based compensation expense for fiscal years 2024, 2023, and 2022, was $23.2 million, $24.1 million, and $24.9 million, respectively.

As of October 27, 2024, there was $15.4 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 1.8 years. During fiscal years 2024, 2023, and 2022, cash received from stock option exercises was $40.7 million, $12.0 million, and $79.8 million, respectively.

Shares issued for option exercises, restricted stock units, restricted shares, and deferred stock units may be either authorized but unissued shares or shares of treasury stock. The number of shares available for future grants was 8.2 million at October 27, 2024, 10.1 million at October 29, 2023, and 11.1 million at October 30, 2022.

Stock Options: The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over four years and expire ten years after the date of the grant.

A reconciliation of the number of options outstanding and exercisable as of October 27, 2024, is:

	Shares (in thousands)	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Stock Options Outstanding at October 29, 2023	16,384	$ 37.61		
Granted	1,757	31.46		
Exercised	(1,827)	24.28		
Forfeited	(61)	42.74		
Expired	(259)	37.94		
Stock Options Outstanding at October 27, 2024	**15,994**	**$ 38.43**	**4.4**	**$ 5,547**
Stock Options Exercisable at October 27, 2024	**12,641**	**$ 38.51**	**3.3**	**$ 5,451**

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised are:

	Fiscal Year Ended		
In thousands, except per share amounts	**October 27, 2024**	October 29, 2023	October 30, 2022
Weighted-average Grant Date Fair Value	$ 5.95	$ 10.06	$ 7.09
Intrinsic Value of Exercised Options	16,259	6,350	109,745

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended		
	October 27, 2024	October 29, 2023	October 30, 2022
Risk-free Interest Rate	4.1 %	3.5 %	1.6 %
Dividend Yield	3.6 %	2.4 %	2.4 %
Stock Price Volatility	21.5 %	21.1 %	20.4 %
Expected Option Life	7.5 years	7.4 years	7.5 years

As part of the annual valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using U.S. Treasury yields as of the grant date. The dividend yield is based on the dividend rate approved by the Company's Board of Directors and the stock price on the grant date. The expected volatility assumption is based on historical volatility. The expected life assumption is based on an analysis of past exercise behavior by option holders. In performing the valuations for option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employees.

Restricted Stock Units: Restricted stock units are valued equal to the market price of the common stock on the date of the grant and generally vest after three years. These awards accumulate dividend equivalents, which are provided as additional units and are subject to the same vesting requirements as the underlying grant. A reconciliation of the restricted stock units as of October 27, 2024, is:

	Shares (in thousands)	Weighted-average Grant Date Fair Value	Weighted-average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Restricted Stock Units Outstanding at October 29, 2023	723	$ 45.59		
Granted	394	31.39		
Dividend Equivalents	29	34.94		
Vested	(245)	44.78		
Forfeited	(18)	43.63		
Restricted Stock Units Outstanding at October 27, 2024	**882**	**$ 39.22**	**1.3**	**$ 27,391**

The weighted-average grant date fair value of restricted stock units granted, the total fair value of restricted stock units granted, and the fair value of restricted stock units that have vested are:

	Fiscal Year Ended		
In thousands, except per share amounts	**October 27, 2024**	October 29, 2023	October 30, 2022
Weighted-average Grant Date Fair Value	$ 31.39	$ 45.96	$ 44.14
Fair Value of Restricted Stock Units Granted	12,355	10,889	15,980
Fair Value of Restricted Stock Units Vested	10,988	8,466	1,893

Restricted Shares: Restricted shares awarded to nonemployee directors annually on February 1 are subject to a restricted period which expires the date of the Company's next annual stockholders' meeting. Newly elected directors receive a prorated award of restricted shares of the Company's common stock, which expires on the date of the Company's second succeeding annual stockholders' meeting. A reconciliation of the restricted shares as of October 27, 2024, is:

	Shares (in thousands)	Weighted-average Grant Date Fair Value
Restricted Shares Outstanding at October 29, 2023	44	$ 44.14
Granted	54	30.89
Vested	(35)	45.34
Forfeited	(9)	34.44
Restricted Shares Outstanding at October 27, 2024	53	$ 31.51

The weighted-average grant date fair value of restricted shares granted, the total fair value of restricted shares granted, and the fair value of shares that have vested are:

	Fiscal Year Ended		
In thousands, except per share amounts	**October 27, 2024**	October 29, 2023	October 30, 2022
Weighted-average Grant Date Fair Value	$ 30.89	$ 44.14	$ 47.11
Fair Value of Restricted Shares Granted	1,680	1,920	1,760
Fair Value of Restricted Shares Vested	1,600	1,760	1,760

Deferred Stock Units: Nonemployee directors can elect to receive all or a portion of their annual retainer in the form of non-forfeitable deferred stock units which vest immediately. The deferred stock units accumulate dividend equivalents, which are provided as additional units. Each deferred stock unit represents the right to receive one share of the Company's common stock following the completion of the director's service.

During fiscal 2024, the Company granted 13 thousand units, credited dividend equivalents of 4 thousand units, and distributed 15 thousand units, which had a weighted-average fair value on the grant date of $33.22, $32.15, and $18.42 per share, respectively. As of October 27, 2024, 121 thousand units were outstanding, which had a weighted-average fair value on the grant date of $39.51 per share and an aggregate intrinsic fair value of $3.7 million.

Note N

Income Taxes

The components of the Provision for Income Taxes are as follows:

	Fiscal Year Ended		
In thousands	**October 27, 2024**	October 29, 2023	October 30, 2022
Current			
U.S. Federal	$ 110,928	$ 161,016	$ 67,638
State	17,002	20,166	20,054
Foreign	15,203	7,576	13,185
Total Current	143,133	188,758	100,877
Deferred			
U.S. Federal	74,461	23,221	164,091
State	14,868	8,602	13,638
Foreign	(1,659)	(29)	(729)
Total Deferred	87,670	31,794	177,000
Total Provision for Income Taxes	$ 230,803	$ 220,552	$ 277,877

The Company has elected to treat global intangible low-taxed income (GILTI) as a period cost.

Deferred Income Taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets are as follows:

In thousands	October 27, 2024	October 29, 2023
Deferred Tax Liabilities		
Goodwill and Intangible Assets	$ (556,263)	$ (477,282)
Tax over Book Depreciation and Basis Differences	(211,554)	(233,802)
Other, net	(39,618)	(33,105)
Deferred Tax Assets		
Pension and Other Post-retirement Benefits	50,078	42,952
Employee Compensation Related Liabilities	70,339	65,958
Marketing and Promotional Accruals	9,833	16,972
Inventory	6,853	46,856
Other, net	84,733	75,562
Net Deferred Tax (Liabilities) Assets	$ (585,599)	$ (495,889)

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Fiscal Year Ended		
	October 27, 2024	October 29, 2023	October 30, 2022
U.S. Statutory Rate	21.0 %	21.0 %	21.0 %
State Taxes on Income, Net of Federal Tax Benefit	2.6	2.5	2.4
Stock-based Compensation	(0.1)	(0.1)	(1.5)
Foreign-derived Intangible Income Deduction	—	(1.3)	(0.4)
All Other, net	(1.2)	(0.3)	0.2
Effective Tax Rate	22.3 %	21.8 %	21.7 %

As of October 27, 2024, the Company had $362.6 million of undistributed earnings from non-U.S. subsidiaries. The Company maintains all earnings as permanently reinvested. Accordingly, no additional income taxes have been provided for withholding tax, state tax, or other taxes.

Total income taxes paid during fiscal years 2024, 2023, and 2022 were $186.4 million, $205.0 million, and $93.1 million, respectively. Fiscal year 2024 included amounts paid for the purchase of federal transferable energy credits.

The changes in unrecognized tax benefits, excluding interest and penalties, for fiscal years 2024 and 2023 are as follows:

In thousands	
Balance as of October 30, 2022	$ 19,520
Tax Positions Related to the Current Period	
Increases	3,876
Tax Positions Related to Prior Periods	
Increases	2,131
Decreases	(1,708)
Settlements	(811)
Decreases Related to a Lapse of Applicable Statute of Limitations	(3,881)
Balance as of October 29, 2023	$ 19,127
Tax Positions Related to the Current Period	
Increases	3,151
Tax Positions Related to Prior Periods	
Increases	1,449
Decreases	(443)
Settlements	(2,341)
Decreases Related to a Lapse of Applicable Statute of Limitations	(3,183)
Balance as of October 27, 2024	$ 17,760

Unrecognized tax benefits, including interest and penalties, are recorded in Other Long-term Liabilities on the Consolidated Statements of Financial Position. If recognized as of October 27, 2024, these benefits would impact the Company's effective tax rate by $15.9 million compared to $17.0 million as of October 29, 2023. The Company includes accrued interest and penalties related to uncertain tax positions in Provision for Income Taxes, with immaterial expenses included during fiscal 2024, 2023, and 2022. The amount of accrued interest and penalties at October 27, 2024 and October 29, 2023, associated with unrecognized tax benefits was $2.3 million and $2.4 million, respectively.

Tax Examinations: The Company is regularly audited by federal, state, and foreign taxing authorities.

The IRS concluded its examination of fiscal 2021 in the second quarter of fiscal 2023. The IRS placed the Company in the Bridge phase of the Compliance Assurance Process (CAP) for fiscal years 2020 and 2023. In this phase, the IRS will not accept any disclosures, conduct any reviews, or provide any assurances. The Company has elected to participate in CAP for fiscal years through 2025. The objective of CAP is to contemporaneously work with the IRS to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. The Company may elect to continue participating in CAP for future tax years; the Company may withdraw from the program at any time.

The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2015. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and the related unrecognized tax benefits may change based on the status of the examinations, as of October 27, 2024, it was not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

The Company is subject to various examinations by foreign tax authorities. With limited exceptions, the Company is no longer subject to foreign tax examinations for fiscal years prior to 2018 for material jurisdictions.

Tax Legislation: The Inflation Reduction Act of 2022 (IRA) was signed into law on August 16, 2022. The IRA made several changes to the U.S. tax code, including a 15% corporate minimum tax which applied to the Company beginning in fiscal year 2024 and did not have a material impact on the provision for income taxes or financial statements. The Organization for Economic Co-operation and Development created a Pillar Two Framework, which generally provides for a minimum effective tax rate of 15%. The Company is evaluating the potential impact on future fiscal periods, pending legislative adoption by individual countries.

Note O

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share. Diluted earnings per share was calculated using the treasury stock method. The shares used as the denominator for those computations are as follows:

	Fiscal Year Ended		
In thousands	**October 27, 2024**	October 29, 2023	October 30, 2022
Basic Weighted-average Shares Outstanding	**548,129**	546,421	544,918
Dilutive Potential Common Shares	**703**	2,562	4,648
Diluted Weighted-average Shares Outstanding	**548,832**	548,982	549,566

Antidilutive Potential Common Shares	**17,878**	6,834	1,915

Note P

Segment Reporting

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following three segments: Retail, Foodservice, and International, which are consistent with how the Company's chief operating decision maker (CODM) assesses performance and allocates resources.

The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market in the United States. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

The Foodservice segment consists primarily of the processing, marketing, and sale of food products for foodservice, convenience store, and commercial customers located in the United States.

The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, international equity method investments, and international royalty arrangements.

Financial measures for each of the Company's reportable segments are set forth below. Intersegment sales are eliminated in consolidation and are not reviewed when evaluating segment performance. The Company does not allocate deferred compensation, non-recurring expenses associated with the Transform and Modernize initiative, investment income, interest expense, or interest income to its segments when measuring performance. The Company also retains various other income and expenses at the corporate level. Equity in Earnings of Affiliates is included in segment profit; however, earnings attributable to the Company's corporate venturing investments and noncontrolling interests are excluded. These items are included below as Net Unallocated Expense and Noncontrolling Interest when reconciling to Earnings Before Income Taxes.

The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the profit and other financial information shown below. The Company's CODM reviews assets at a consolidated level and does not use assets by segment to evaluate performance or allocate resources. Therefore, the Company does not disclose assets by segment.

	Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	October 30, 2022
Net Sales			
Retail	$ 7,374,149	$ 7,749,039	$ 7,987,598
Foodservice	3,845,118	3,639,492	3,691,408
International	701,529	721,479	779,799
Total Net Sales	$ 11,920,797	$ 12,110,010	$ 12,458,806
Segment Profit			
Retail	$ 562,768	$ 577,690	$ 721,832
Foodservice	596,292	595,682	547,686
International	92,084	55,234	107,642
Total Segment Profit	$ 1,251,144	$ 1,228,606	$ 1,377,161
Net Unallocated Expense	215,304	214,482	99,297
Noncontrolling Interest	(407)	(653)	239
Earnings Before Income Taxes	$ 1,035,434	$ 1,013,472	$ 1,278,103
Depreciation and Amortization			
Retail	$ 140,103	$ 145,690	$ 135,824
Foodservice	78,949	74,370	69,577
International	19,151	15,627	16,072
Corporate	19,553	17,623	14,413
Total Depreciation and Amortization	$ 257,756	$ 253,311	$ 235,885

The Company's products primarily consist of meat and other food products. Total revenue contributed by classes of similar products are:

	Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	October 30, 2022
Perishable	$ 8,548,802	$ 8,511,795	$ 8,737,486
Shelf-stable	3,371,995	3,598,215	3,721,320
Total Net Sales	$ 11,920,797	$ 12,110,010	$ 12,458,806

Perishable includes fresh meats, frozen items, refrigerated meal solutions, bacon, sausages, hams, guacamole, and other items that require refrigeration. Shelf-stable includes canned luncheon meats, nut butters, snack nuts, chili, shelf-stable microwaveable meals, hash, stews, tortillas, salsas, tortilla chips, nutritional food supplements, and other items that do not require refrigeration.

The Company has a global presence selling its products in all 50 U.S. states as well as several major international markets. No individual foreign country is material to the consolidated results. Additionally, the Company's long-lived assets located in foreign countries are not significant. Total net sales attributed to the U.S. and all foreign countries in total are:

	Fiscal Year Ended		
In thousands	October 27, 2024	October 29, 2023	October 30, 2022
U.S.	$ 11,283,978	$ 11,515,094	$ 11,776,883
Foreign	636,819	594,915	681,923
Total Net Sales	$ 11,920,797	$ 12,110,010	$ 12,458,806

Sales to Walmart Inc. and its subsidiaries (Walmart) represented 15.6% or $2.0 billion, 15.5% or $2.0 billion, and 15.6% or $2.1 billion of the Company's consolidated gross sales less returns and allowances in fiscal 2024, 2023, and 2022, respectively. Walmart is a customer for the Company's Retail and International segments.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report (the Evaluation Date), the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)). In designing and evaluating the disclosure controls and procedures, management recognized any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance the information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's report on the Company's internal control over financial reporting is included on page 32 of this report. The report of the Company's independent registered public accounting firm related to their assessment of the effectiveness of internal control over financial reporting is included on page 33 of this report.

The Company is in the midst of a multi-year transformation project to achieve better analytics, customer service and process efficiencies through the use of Oracle Cloud Solutions. During the fourth quarter of fiscal 2024, the Company began implementing the order-to-cash phase at certain business locations. Additional implementations will continue over the next several years. Emphasis has been on the maintenance of effective internal controls and assessment of the design and operating effectiveness of key control activities throughout each development and deployment phase.

With the exception of the order-to-cash implementation described above, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) through the fourth quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the fiscal quarter ended October 27, 2024, no director or officer of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as the terms are defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information under "Item 1 – Election of Directors", "Board Independence", "Delinquent Section 16(a) Reports", "Board of Director Meetings", "Board Committees", and "Insider Trading Policy, including Stock Hedging and Pledging Policies" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 28, 2025, is incorporated herein by reference.

Information concerning Executive Officers is set forth in Part I of this Annual Report on Form 10-K, pursuant to Instruction to Item 401 of Regulation S-K.

The Company has adopted a Code of Ethical Business Conduct in compliance with applicable rules of the Securities and Exchange Commission that applies to its principal executive officer, its principal financial officer, and its principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethical Business Conduct is available on the Company's website at www.hormelfoods.com, free of charge, under the caption, "Investors – Governance – Documents." The Company intends to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethical Business Conduct by posting such information on the Company's website at the address and location specified above.

Item 11. EXECUTIVE COMPENSATION

Information commencing with "Executive Compensation" through "Pay Versus Performance Disclosure", and information under "Compensation of Directors" and "Equity Grant Timing" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 28, 2025, is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the Company's equity compensation plans as of October 27, 2024, is presented below:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	17,049,227	38.43	8,208,947
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	17,049,227	38.43	8,208,947

(1) Includes 15,993,513 stock options, 881,874 restricted stock units, 53,312 restricted shares and 120,528 deferred stock units.
(2) Only includes the weighted-average exercise price of outstanding stock options.

Information under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 28, 2025, is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information under "Related Party Transactions" and "Board Independence" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 28, 2025, is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information under "Independent Registered Public Accounting Firm Fees" and "Audit Committee Preapproval Policies and Procedures" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 28, 2025, is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Hormel Foods Corporation for the fiscal year ended October 27, 2024, are filed as part of this report:

Consolidated Statements of Operations – Fiscal Years Ended October 27, 2024, October 29, 2023, and October 30, 2022.

Consolidated Statements of Comprehensive Income – Fiscal Years Ended October 27, 2024, October 29, 2023, and October 30, 2022.

Consolidated Statements of Financial Position – October 27, 2024 and October 29, 2023.

Consolidated Statements of Changes in Shareholders' Investment – Fiscal Years Ended October 27, 2024, October 29, 2023, and October 30, 2022.

Consolidated Statements of Cash Flows – Fiscal Years Ended October 27, 2024, October 29, 2023, and October 30, 2022.

Notes to the Consolidated Financial Statements

Report of Management

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statement schedule of Hormel Foods Corporation required is submitted herewith:

Schedule II – Valuation and Qualifying Accounts and Reserves – Fiscal Years Ended October 27, 2024, October 29, 2023, and October 30, 2022.

HORMEL FOODS CORPORATION
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
In thousands

Classification	Balance at Beginning of Period	Additions/(Benefits) Charged to Cost and Expenses	Additions/(Benefits) Charged to Other Accounts (Describe)	Deductions (Describe)	Balance at End of Period
Valuation reserve deduction from assets account:					
Fiscal year ended October 27, 2024 Allowance for doubtful accounts receivable	$ 3,557	$ 286	$ —	$ 337 [1] (206) [2]	$ 3,712
Fiscal year ended October 29, 2023 Allowance for doubtful accounts receivable	$ 3,507	$ 289	$ —	$ 275 [1] (36) [2]	$ 3,557
Fiscal year ended October 30, 2022 Allowance for doubtful accounts receivable	$ 4,033	$ (646)	$ —	$ 31 [1] (151) [2]	$ 3,507

(1) Uncollectible accounts written off.
(2) Recoveries on accounts previously written off.

FINANCIAL STATEMENTS AND SCHEDULES OMITTED

All other financial statements and schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

HORMEL FOODS CORPORATION

LIST OF EXHIBITS

NUMBER	DESCRIPTION OF DOCUMENT
3.1[(1)]	Restated Certificate of Incorporation as amended January 31, 2024. (Incorporated by reference to Exhibit 3.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 28, 2024, File No. 001-02402.)
3.2[(1)]	Bylaws as amended to date. (Incorporated by reference to Exhibit 3(ii) to Hormel's Current Report on Form 8-K dated May 21, 2018, File No. 001-02402.)
4.1[(1)]	Description of Capital Stock. (Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2019, File No. 001-02402.)
4.2[(1)]	Indenture dated as of April 1, 2011, between the Company and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.3 to Hormel's Registration Statement on Form S-3 filed on April 4, 2011, File No. 333-173284.)
4.3[(1)]	Form of 1.800% Notes due June 11, 2030. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 4, 2020, File No. 001-02402.)
4.4[(1)]	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of holders of certain long-term debt are not filed. Hormel agrees to furnish copies thereof to the Securities and Exchange Commission upon request.
4.5[(1)]	Form of 1.700% Notes due 2028 (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 3, 2021, File No. 001-02402.)
4.6[(1)]	Form of 3.050% Notes due 2051 (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 3, 2021, File No. 001-02402.)
4.7[(1)]	Form of 4.800% Notes Due March 30, 2027. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 5, 2024, File No. 001-02402.)
10.1[(1)(3)]	Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.2 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.2[(1)(3)]	First Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.3 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.3[(1)(3)]	Second Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.4 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.4[(1)(3)]	Third Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.5 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.5[(1)(3)]	Hormel Foods Corporation 2000 Stock Incentive Plan (Amended 1-31-2006). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated January 31, 2006, File No. 001-02402.)
10.6[(1)(3)]	Hormel Foods Corporation Executive Deferred Income Plan II (November 21, 2011 Restatement). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.7[(1)(3)]	Form of Indemnification Agreement for Directors and Officers. (Incorporated by reference to Exhibit 10.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended April 29, 2012, File No. 001-02402.)
10.8[(1)(3)]	Hormel Foods Corporation 2009 Nonemployee Director Deferred Stock Plan (Plan Adopted November 24, 2008). (Incorporated by reference to Exhibit 10.2 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 25, 2009, File No. 001-02402.)
10.9[(1)(3)]	Hormel Foods Corporation 2009 Long-Term Incentive Plan. (Incorporated by reference to Appendix A to Hormel's definitive Proxy Statement filed on December 18, 2013, File No. 001-02402.)
10.10[(1)(3)]	Hormel Survivor Income Plan for Executives (1993 Restatement). (Incorporated by reference to Exhibit 10.11 to Hormel's Annual Report on Form 10-K for the fiscal year ended October 29, 2006, File No. 001-02402.)

NUMBER	DESCRIPTION OF DOCUMENT
10.11[(1)(3)]	Hormel Foods Corporation 2018 Incentive Compensation Plan. (Incorporated by reference to Appendix A to Hormel's Definitive Proxy Statement filed on December 20, 2017, File No. 001-02402.)
10.12[(1)(3)]	Hormel Foods Corporation Restricted Stock Award Agreement Under the 2018 Incentive Compensation Plan (Non-Employee Directors). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated January 30, 2018, File No. 001-02402.)
10.13[(1)(3)]	Hormel Foods Corporation Stock Option Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.2 to Hormel's Current Report on Form 8-K dated January 30, 2018, File No. 001-02402.)
10.14[(1)(3)]	Hormel Foods Corporation Restricted Stock Unit Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.15 to Hormel's Annual Report on Form 10-K for the fiscal year ended October 27, 2019, File No. 001-02402.)
10.15[(1)]	First Amendment to the Credit Agreement, dated as of April 17, 2023, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and the lenders identified on the signature pages thereof. (Incorporated by reference to Exhibit 10.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended April 30, 2023, File No. 001-02402.)
10.16[(1)(3)]	Hormel Foods Corporation Long-Term Incentive Plan Award Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 28, 2024, File No. 001-02402.)
10.17[(1)(3)]	Hormel Foods Corporation Stock Option Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.2 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 28, 2024, File No. 001-02402.)
10.18[(1)(3)]	Hormel Foods Corporation Restricted Stock Unit Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.3 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 28, 2024, File No. 001-02402.)
19[(2)]	Hormel Foods Corporation Insider Trading Policy.
21.1[(2)]	Subsidiaries of the Registrant.
23.1[(2)]	Consent of Independent Registered Public Accounting Firm.
24.1[(2)]	Power of Attorney.
31.1[(2)]	Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2[(2)]	Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1[(2)]	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1[(1)]	Hormel Foods Corporation Compensation Recovery Policy. (Incorporated by reference to Exhibit 97.1 to Hormel's Annual Report on Form 10-K for the fiscal year ended October 29, 2023, File No. 001-02402.)
101[(2)]	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended October 27, 2024, formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Investment, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104[(2)]	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended October 27, 2024, formatted in Inline XBRL (included as Exhibit 101).

[(1)]   Document has previously been filed with the Securities and Exchange Commission and is incorporated herein by reference.

[(2)]   These exhibits transmitted via EDGAR.

[(3)]   Management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HORMEL FOODS CORPORATION

By: /s/ JAMES P. SNEE   December 5, 2024
          JAMES P. SNEE   Date
          Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES P. SNEE JAMES P. SNEE	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 5, 2024
/s/ JACINTH C. SMILEY JACINTH C. SMILEY	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 5, 2024
/s/ PAUL R. KUEHNEMAN PAUL R. KUEHNEMAN	Vice President and Controller (Principal Accounting Officer)	December 5, 2024
/s/ PRAMA BHATT* PRAMA BHATT	Director	December 5, 2024
/s/ GARY C. BHOJWANI* GARY C. BHOJWANI	Director	December 5, 2024
/s/ STEPHEN M. LACY* STEPHEN M. LACY	Director	December 5, 2024
/s/ ELSA A. MURANO* ELSA A. MURANO	Director	December 5, 2024
/s/ WILLIAM A. NEWLANDS* WILLIAM A. NEWLANDS	Director	December 5, 2024
/s/ CHRISTOPHER J. POLICINSKI* CHRISTOPHER J. POLICINSKI	Director	December 5, 2024
/s/ DEBBRA L. SCHONEMAN* DEBBRA L. SCHONEMAN	Director	December 5, 2024
/s/ SALLY J. SMITH* SALLY J. SMITH	Director	December 5, 2024
/s/ STEVEN A. WHITE* STEVEN A. WHITE	Director	December 5, 2024
/s/ MICHAEL P. ZECHMEISTER* MICHAEL P. ZECHMEISTER	Director	December 5, 2024
*By: /s/ PAUL R. KUEHNEMAN PAUL R. KUEHNEMAN *as Attorney-In-Fact*		December 5, 2024

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Stockholder Information

Independent Auditors
Ernst & Young LLP
700 Nicollet Mall, Suite 500
Minneapolis, MN 55402

Transfer Agent and Registrar
Computershare Trust Company, N.A.
150 Royall St., Ste. 101
Canton, MA 02021
www-us.computershare.com/Investor
877-536-3559 Within USA, US territories & Canada
781-575-4499 Outside USA, US territories & Canada

For the convenience of stockholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or stockholder records. When requesting information, stockholders must provide their Computershare account number or tax identification number, the name(s) in which their stock is registered and their record address.

The Company participates in the Direct Registration Profile Modification System. Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you, reflecting any transactions processed in your account.

The transfer agent makes stockholder account data available via the internet to stockholders of record. This service allows stockholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the website www-us.computershare.com/Investor and access "Register Now" to arrange for setup.

Dividend Reinvestment Plan
The Hormel Foods Corporation dividend reinvestment plan, available to record stockholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contributions is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your dividend reinvestment plan account. To enroll in the plan or obtain additional information, contact Computershare, using the address or telephone number provided, listed previously in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the internet at www-us.computershare.com/Investor.

An optional direct dividend deposit service offers stockholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings accounts. The dividend payment is made in the account each payment date, providing stockholders with immediate use of their money. For information about the service and how to participate, contact Computershare, transfer agent. You may also activate this feature on the internet at www-us.computershare.com/Investor.

Dividends
The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August and November. Postal delays may cause receipt dates to vary.

Reports and Publications
Copies of the Company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by emailing media@hormel.com or by accessing the information on the internet at www.hormelfoods.com.

Notice and access to the Company's Annual Report is mailed approximately 40 days before the Annual Meeting. The Annual Report can be viewed at the website named above, or a hard copy will be available free upon request by emailing ir@hormel.com.

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, January 28, 2025, at 6:00 p.m. (CST) in a virtual meeting format via live webcast.

To attend the Annual Meeting online, please visit www.virtualshareholdermeeting.com/HRL2025.

Questions about Hormel Foods
Stockholder and Analyst Inquiries: ir@hormel.com
Media Inquiries: media@hormel.com

Consumer Response
Inquiries regarding products of Hormel Foods Corporation should be addressed to:

Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

Senior Leadership Team

Jim Snee
Chairman of the Board, President
and Chief Executive Officer

Jacinth Smiley
Executive Vice President
and Chief Financial Officer

Deanna Brady
Executive Vice President,
Retail
(retired effective October 27, 2024)

John Ghingo
Executive Vice President,
Retail
(effective October 28, 2024)

Scott Aakre
Group Vice President
and Chief Marketing Officer – Retail

Jeff Baker
Group Vice President,
Retail Marketing – Value-Added Meats

PJ Connor
Group Vice President,
Retail Sales

Steve Lykken
Group Vice President,
Supply Chain

Swen Neufeldt
Group Vice President;
President, Hormel Foods
International Corporation

Mark Ourada
Group Vice President,
Foodservice

Colleen Batcheler
Senior Vice President,
External Affairs and General Counsel

Katie Clark
Senior Vice President
and Chief Communications Officer

Katie Larson
Senior Vice President,
Human Resources

Pierre Lilly
Senior Vice President
and Chief Compliance Officer

Kevin Myers, Ph.D.
Senior Vice President,
Research and Development
and Quality Control

Lisa Selk
Senior Vice President,
Retail – Brand Fuel

Nathan Annis
Vice President,
Corporate Development

Richard Carlson
Vice President,
Quality Management

Darren Carter
Vice President,
Retail Sales – East

Lynn Egner
Vice President,
Retail Sales – West

Jen Ehresmann
Vice President,
Supply Chain

John Forsythe
Vice President,
Operations – Shelf Stable

Tony Hoffman
Vice President,
Retail Sales – Walmart/Sam's

Henry Hsia
Vice President,
Retail Marketing – Snacking and Entertaining

Tyler Hulsebus
Vice President,
Engineering

Brian Johnson
Vice President
and Corporate Secretary

Paul Kuehneman
Vice President
and Controller

Leslie Lee
Vice President,
Digital Experience

Florence Makope
Vice President
and Treasurer

Mark Morey
Vice President,
Operations – Fresh Pork/Foodservice

Chad Randick
Vice President,
Legislative Affairs

Matt Schrupp
Vice President,
Supply Chain Operations –
Jennie-O Turkey Store

Annemarie Vaupel
Vice President,
Foodservice Marketing

Mark Vaupel
Vice President,
Information Technology Services

Natosha Walsh
Vice President,
Retail Marketing – Convenient Meals
and Proteins

Clint Walters
Vice President,
Operations – Refrigerated Foods

David Weber
Vice President,
Foodservice Sales



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Board of Directors



James P. Snee
Chairman of the Board, President and Chief Executive Officer
Director since October 2015



Christopher J. Policinski
Former President and Chief Executive Officer, Land O'Lakes, Inc.
Director since September 2012



William A. Newlands
President and Chief Executive Officer, Constellation Brands, Inc.
Director since November 2018
Lead Director since January 2023



Debbra L. Schoneman
President, Piper Sandler Companies
Director since September 2024



Prama Bhatt
Former Chief Digital Officer, Ulta Beauty, Inc.
Director since November 2019



Sally J. Smith
Former President and Chief Executive Officer, Buffalo Wild Wings, Inc.
Director since July 2014



Gary C. Bhojwani
Chief Executive Officer, CNO Financial Group, Inc.
Director since July 2014



Steven A. White
Former President, Comcast West Division, Comcast Corporation
Director since July 2014



Stephen M. Lacy
Former Chairman of the Board, President and Chief Executive Officer, Meredith Corporation
Director since September 2011



Michael P. Zechmeister
Former Chief Financial Officer, C.H. Robinson Worldwide, Inc.
Director since March 2023



Elsa A. Murano, Ph.D.
Director of Norman Borlaug Institute for International Agriculture, Professor and President Emerita, Texas A&M University
Director since September 2006



Hormel Foods Corporation
1 Hormel Place
Austin, MN
55912-3680
www.hormelfoods.com







